     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                             EXE TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7371                  751719817
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                              12740 HILLCREST ROAD
                              DALLAS, TEXAS 75230
                                 (972) 233-3761
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                RAYMOND R. HOOD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             EXE TECHNOLOGIES, INC.
                              12740 HILLCREST ROAD
                              DALLAS, TEXAS 75230
                                 (972) 233-3761
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

      BARRY M. ABELSON, ESQUIRE                 KENNETH M. SIEGEL, ESQUIRE
    MICHAEL P. GALLAGHER, ESQUIRE              TAMARA G. MATTISON, ESQUIRE
    CHRISTOPHER S. MILLER, ESQUIRE             MICHELLE L. WHIPKEY, ESQUIRE
         PEPPER HAMILTON LLP              WILSON SONSINI GOODRICH & ROSATI, P.C.
   1235 WESTLAKES DRIVE, SUITE 400                  650 PAGE MILL ROAD
           BERWYN, PA 19312                        PALO ALTO, CA 94304
            (610) 640-7800                            (650) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED           BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $0.01 par value..............   8,855,000 Shares         $14.00           $123,970,000          $36,580

(1) Includes 1,155,000 shares of Common Stock subject to the over-allotment options granted to the Underwriters. The shares of Common Stock are not being registered for the purpose of sales outside the United States.

(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 22, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                7,700,000 SHARES

                             EXE TECHNOLOGIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                             ---------------------

    Of the 7,700,000 shares of Common Stock offered, 6,160,000 shares are being offered hereby in the United States and 1,540,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    Of the 7,700,000 shares of Common Stock offered, 6,850,000 shares are being sold by the Company and 850,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    Application will be made for quotation of the Common Stock on the Nasdaq National Market under the symbol "EXET".

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                       INITIAL PUBLIC      UNDERWRITING        PROCEEDS TO       PROCEEDS TO SELLING
                                       OFFERING PRICE       DISCOUNT(1)        COMPANY(2)           STOCKHOLDERS
                                      -----------------  -----------------  -----------------  -----------------------
Per Share...........................          $                  $                  $                     $
Total(3)............................          $                  $                  $                     $

--------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $950,000 payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 924,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 231,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to the Company will be $      , $      and $      ,
    respectively. See "Underwriting".
                             ---------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
         , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

               BANCAMERICA ROBERTSON STEPHENS

                              BT ALEX. BROWN

                                              PIPER JAFFRAY INC.
                             ---------------------

                The date of this Prospectus is          , 1998.

[GRAPHIC: A BOX TITLED "GLOBAL SUPPLY CHAIN EXECUTION" WITH A DIAGRAM OF PRODUCT FLOW FROM "MAKER" THROUGH THE SUPPLY CHAIN TO THE EVENTUAL "BUYER" OF THE GOODS. EXE SOFTWARE IS ILLUSTRATED AS PRESENT IN VARIOUS PARTS OF THE SUPPLY CHAIN WITH THE VIRTUAL INVENTORY MANAGEMENT "VIM" CONCEPT AND SUPPLY CHAIN MONITOR ENCOMPASSING THE ENTIRE CHAIN. LIST OF OFFICE LOCATIONS TO FOLLOW DIAGRAM]

    This Prospectus includes trademarks, service marks and trade names of entities other than the Company, the mention of which in this Prospectus is with due recognition of, and without intent to misappropriate their respective trademarks, service marks, or trade names.

    The Company intends to furnish to its stockholders annual reports containing audited financial statements and to make available to its stockholders quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.
                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING SHARE AND PER SHARE INFORMATION, ASSUMES (I) THE CONVERSION OF ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK, SERIES A CONVERTIBLE PREFERRED STOCK, SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK INTO SHARES OF COMMON STOCK, (II) THE RENAMING OF THE CLASS A COMMON STOCK TO COMMON STOCK AND (III) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS. THE COMPANY COMMENCED OPERATIONS FOLLOWING THE ACQUISITION OF DALLAS SYSTEMS CORPORATION, A TEXAS CORPORATION, BY NEPTUNE SYSTEMS, INC., A PENNSYLVANIA CORPORATION, IN SEPTEMBER 1997 (THE "ACQUISITION"). UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "EXE" OR THE "COMPANY" REFER TO, (I) WITH RESPECT TO ANY DATE OR PERIOD PRIOR TO THE ACQUISITION, NEPTUNE SYTEMS, INC., AND (II) WITH RESPECT TO ANY DATE OR PERIOD ON OR AFTER THE DATE OF THE ACQUISITION, EXE TECHNOLOGIES, INC. REFERENCES IN THIS PROSPECTUS TO "NEPTUNE" REFER TO NEPTUNE SYSTEMS, INC. REFERENCES IN THIS PROSPECTUS TO "DALLAS SYSTEMS" REFER TO DALLAS SYSTEMS CORPORATION.

                                  THE COMPANY

    EXE is a leading provider of supply chain execution software. Supply chain execution encompasses ordering, transporting, handling, storing and delivering inventory as it moves through the supply chain from manufacturer to the point of sale. The Company's software solution, EXceed, allows businesses to optimize the operations of warehouses, distribution centers and other supply chain nodes and to enhance the tracking and logistical control of inventory through the supply chain. Combining elements of traditional warehouse, transportation and order management systems, EXceed is designed to provide companies with an enterprise-wide view of inventory regardless of its handling state or location. By enabling better visibility and logistical control over inventory through the supply chain, EXceed allows businesses to improve inventory turnover, reduce carrying costs and more efficiently satisfy customer demand by delivering the right product to the right place at the right time. In addition, EXceed is designed to enable businesses to reduce operating costs through more efficient management of labor, materials and other resources within warehouses and distribution centers.

    Today's increasingly competitive business environment demands that businesses improve their ability to move raw materials, components and finished goods through the supply chain. A number of trends, however, have made it increasingly difficult to satisfy these requirements, including: (i) globalization of manufacturing, component sourcing and sales; (ii) expansion of product variety; and (iii) increased reliance on real-time inventory management and value-added distribution. Many enterprises are attempting to meet these challenges either by improving their internal operations through the use of information technology or by outsourcing such operations to third party logistics ("3PL") providers. Enterprise resource planning ("ERP") and advanced planning systems ("APS") have enabled businesses to improve their capabilities in forecasting, scheduling and supply chain planning. These systems do not, however, typically address the execution of the operational plans that they generate. The Company believes that enterprises are now realizing that a supply chain execution system, which focuses on the ordering, transporting, handling, storing and delivery of product, represents a critical element in the effort to optimize overall supply chain operations. AMR Research estimates that the market for supply chain execution software and related services will reach $1.4 billion in 1998 and will continue to grow at a compound annual growth rate of approximately 40% through 2002.

    The Company currently focuses on providing solutions to three distinct, but broad-based, target markets: retail/wholesale, manufacturing/consumer packaged goods ("CPG") and 3PLs. Since the Acquisition, the Company has provided products and services to approximately 200 customers including American Stores, BAX Global Logistics, CompUSA, Consumer Value Stores, Ford Motor Company, General Motors Corporation, GE/Penske Logistics, Hewlett-Packard Company, Kmart, Neiman-Marcus, Staples, USF Logistics and Woolworths (AU).

    EXE commenced operations in September 1997 following the acquisition of Dallas Systems by Neptune. The Acquisition combined Neptune's leading Windows NT technology, rapid implementation focus and packaged applications business model with Dallas Systems' large installed base, vertical industry expertise and experience designing and implementing mainframe and UNIX systems. In addition, the Acquisition provided international market leverage through the companies' complementary strengths in Europe and Asia, and vertical market leverage, primarily in the grocery, retail/wholesale and 3PL market segments.

    The Company's headquarters are located at 12740 Hillcrest Road, Dallas, Texas 75230, and its telephone number is (972) 233-3761. The Company also operates from its various subsidiary and sales offices located in the United States, Europe, Asia and Australia.

                                 THE OFFERINGS

Common Stock offered by the Company...............  6,850,000 shares

Common Stock offered by the Selling
  Stockholders....................................  850,000 shares

Common Stock to be outstanding after the
  offerings.......................................  35,652,167 shares(1)

Use of Proceeds...................................  To repay indebtedness and for working capital and other general corporate
                                                    purposes, including potential future
                                                    acquisitions. See "Use of Proceeds".

Proposed Nasdaq National Market symbol............  EXET

------------------------

(1) Excludes an aggregate of 4,313,376 shares of Common Stock issuable upon exercise of options outstanding as of July 15, 1998 at exercise prices ranging from $0.75 to $5.00 per share and with a weighted average exercise price of $2.34 per share. Also excludes an aggregate of 589,280 shares reserved as of July 15, 1998 for issuance under the Company's equity-based compensation plans. See "Management--Stock Option Plans".

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            The Company
                                          Dallas Systems             ---------------------------------------------------------
                               ------------------------------------
                                                       Eight and                                                       Three
                                                        One-half                       Year Ended                     Months
                               Year Ended December    Months Ended                    December 31,                     Ended
                                       31,           September 15,   ----------------------------------------------  March 31,
                               --------------------  --------------                                     1997 Pro     ---------
                                 1995       1996          1997         1995       1996      1997(1)     Forma(2)       1997
                               ---------  ---------  --------------  ---------  ---------  ---------  -------------  ---------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Revenues...................  $  27,243  $  34,190    $   33,103    $   2,768  $   8,414  $  26,772    $  59,875    $   2,123
  Income (loss) from
    operations...............         25      1,750            79          442      1,377    (22,879)      (3,167)         (79)
  Net income (loss)(3).......        (10)     1,109          (627)         274        840    (22,786)      (2,866)         (72)
  Net income (loss) per
    share(3)(4)..............                                        $    0.03  $    0.10  $   (2.03)   $   (0.26)   $   (0.01)
  Net income (loss) per
    share--assuming
    dilution(3)(4)...........                                        $    0.03  $    0.10  $   (2.03)   $   (0.26)   $   (0.01)
  Shares used in computing
    net income (loss) per
    share(3)(4)..............                                            8,500      8,500     11,228       11,228        8,667
  Shares used in computing
    net income (loss) per
    share--assuming
    dilution(3)(4)...........                                            8,500      8,500     11,228       11,228        8,667


                                 1998
                               ---------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Revenues...................  $  20,605
  Income (loss) from
    operations...............        244
  Net income (loss)(3).......        175
  Net income (loss) per
    share(3)(4)..............  $    0.01
  Net income (loss) per
    share--assuming
    dilution(3)(4)...........  $    0.01
  Shares used in computing
    net income (loss) per
    share(3)(4)..............     15,993
  Shares used in computing
    net income (loss) per
    share--assuming
    dilution(3)(4)...........     27,964

                                                                                               MARCH 31, 1998
                                                                                         --------------------------
                                                                                          ACTUAL    AS ADJUSTED(5)
                                                                                         ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................................................  $   2,164    $    84,015
  Working capital......................................................................      9,725         91,576
  Total assets.........................................................................     36,896        118,747
  Long-term debt, less current portion.................................................         15        --
  Stockholders' equity.................................................................     21,055        102,921

----------------------------------
(1) EXE commenced operations on September 15, 1997, following the Acquisition, which was accounted for as a purchase of Dallas Systems by Neptune. As such, the historical financial statements of Neptune are presented as the historical financial statements of the Company. The assets and liabilities of Dallas Systems were recorded at fair value at the date of the Acquisition. Included in 1997 consolidated results of operations is a write-off of in-process research and development of $19.7 million at the date of the Acquisition. The Consolidated statements of operations data of the Company and Neptune for the periods presented are not strictly comparable due to the significant impact the Acquisition had on the 1997 statements.

(2) Pro forma information for the Company reflects the Acquisition as if it had taken place on January 1, 1997. This information is unaudited and does not purport to represent the actual operating results had the Acquisition taken place January 1, 1997, nor does it purport to be indicative of the results that would be obtained in the future. See "Selected Unaudited Pro Forma Financial Information".

(3) Effective February 1, 1997, Neptune changed its taxable status from an S Corporation to a C Corporation. Accordingly, the consolidated statements of operations data for the periods prior to February 1, 1997 reflect a pro forma tax provision by applying the anticipated statutory tax rate to historical pre tax income (loss) adjusted for permanent tax differences. Net income (loss) and net income (loss) per share--assuming dilution for periods prior to December 31, 1997 give effect to the pro forma tax provision.

(4) See Note 13 of Notes to Consolidated Financial Statements of the Company for the determination of shares used in computing basic and diluted net income per share.

(5) Adjusted to reflect the sale by the Company of 6,850,000 shares of Common Stock in the offerings at an assumed offering price of $13.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A SIGNIFICANT DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

LIMITED COMBINED OPERATING HISTORY; INTEGRATION CHALLENGES

    The Company commenced operations in September 1997 following the acquisition of Dallas Systems (based in Dallas, Texas) by Neptune (based in Philadelphia, Pennsylvania). Although Dallas Systems had been in existence for 18 years and Neptune for five years, the Company has operated on a combined basis for less than a year. The Company and its operations are subject to all of the risks inherent in the establishment of a new business enterprise, especially one that is a combination of two geographically and operationally diverse companies. In addition, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets.

    Prior to the Acquisition, Neptune and Dallas Systems operated under different business models and offered products and services based upon different technology platforms. Neptune focused on the Windows NT market and it designed its products to require limited, if any, services for installation. Dallas Systems provided software and consulting services primarily for the mainframe-based systems market. The Dallas Systems product required a significant level of services for installation. Subsequent to the Acquisition, the Company has committed, and may continue to commit, significant resources to harmonize the mainframe and UNIX elements of the EXceed product line obtained from Dallas Systems, with the Windows NT elements of the EXceed product line contributed by Neptune. The integration of these distinct business models and product lines has been, and continues to be, time intensive and costly. Accordingly, the Company remains subject to the risks associated with the integration of two different businesses, as well as the risks inherent in operating in rapidly evolving markets.

    Furthermore, although the Company and Dallas Systems have experienced significant growth during the past five years, the Company does not believe that prior growth rates are sustainable or indicative of future operating results. The Company realized a reduction in overall gross margin as a result of the Acquisition, primarily due to the historically lower gross margins realized by Dallas Systems relative to Neptune. The Company has also recently hired a significant number of new sales and marketing and professional services personnel and intends to continue to invest significantly in its sales and marketing infrastructure and research and development activities. Accordingly, increases in operating expenses are expected to continue and may result in a decrease in operating income and operating margin. There can be no assurance that the Company will be able to increase its level of revenues or maintain profitability in the future.

    In light of the Company's limited combined operating history and integration challenges, future operating results will depend on many factors, including, without limitation: the overall growth rate of the markets in which the Company competes; the level of market acceptance of, and demand for, the Company's software products; the level of product and price competition; the Company's ability to establish strategic marketing relationships, develop and market new and enhanced products, and control costs; changes in the Company's products and services mix; the Company's ability to expand its direct sales force and indirect distribution channels both domestically and internationally; the Company's ability to integrate acquired businesses; and the Company's ability to attract, train and retain consulting, technical and other key personnel. See the Company's Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

POTENTIAL VARIABILITY OF QUARTERLY OPERATIONS AND FINANCIAL RESULTS; SEASONALITY

    The Company's revenues and operating results have varied in the past and likely will continue to vary substantially in the future. Among the factors that could cause these potential variations are: fluctuations in the demand for the Company's products and services; the level of product and price competition in the Company's markets; the timing and market acceptance of new product introductions and upgrades by the Company or its competitors; the Company's success in expanding its services, customer support and marketing and sales organizations, and the timing thereof; the size and timing of individual transactions; the mix of products and services sold; delays in, or cancellations of, customer implementations; customers' budget constraints; the level of research and development expenditures; the size of recurring compensation charges; changes in foreign currency exchange rates; the Company's ability to control costs; the timing of acquisitions; and general economic conditions.

    Quarterly software license revenues are difficult to forecast, in part, because the Company's sales cycles, from initial evaluation to delivery of software, vary substantially from customer to customer. Further, since software products are typically shipped shortly after license agreements are signed, revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The Company typically recognizes a substantial amount of its revenues in the last month of the quarter, frequently in the last week or even days of the quarter. In addition, the timing of large individual licenses is difficult for the Company to predict, and, in some cases, such licenses are booked later than anticipated by the Company. Since the Company's operating expenses are based on anticipated revenue levels and a substantial portion of the Company's operating expenses, particularly personnel and facilities costs, are relatively fixed in advance of any particular quarter, any delay in the recognition of revenues may cause significant variations in operating results in any particular quarter. In addition, the Company intends to continue to invest heavily in its sales and marketing, professional services and research and development organizations. Any of these activities may further limit the Company's ability to adjust spending in response to fluctuations in revenue levels. Finally, the Company's ability to increase its profitability is dependent upon its ability to increase the operating efficiency of its professional services organization, through improved utilization and/or billing rates. There can be no assurance that revenues will grow in future periods, that they will grow at historical rates, or that the Company will maintain positive operating margins in future quarters. If revenues fall below the Company's expectations in a particular quarter, the Company's operating results could be materially and adversely affected. See "--Lengthy and Variable Sales Cycles" and the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

    In addition to quarterly fluctuations in operations, the Company experiences seasonality, with a disproportionately greater amount of the Company's revenues for any fiscal year being recognized in its fourth quarter and a disproportionately lesser amount thereof being recognized in its third quarter.

    As a result of the foregoing factors, the Company's operating results for any future quarter may be above or below the expectations of public market analysts and investors and are not indicative of any succeeding quarters or of the year in question. Should the Company's revenues and operating results fall below market expectations, the price of the Company's Common Stock could be materially adversely affected. See the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

ABILITY TO MANAGE GROWTH

    The Company has rapidly and significantly expanded its operations and anticipates that significant expansion will continue to be required in order to address potential market opportunities. The Company's recent expansion has resulted in substantial growth in the number of its employees and geographic areas of its operations, resulting in increased responsibility for both existing and new management personnel.

    In particular, a significant portion of the Company's expansion has involved opening operations in Europe and Asia, which are more difficult to manage and are subject to additional risks associated with foreign operations. The Company anticipates continuing to increase the size of its worldwide sales, support, professional services, marketing and research and development operations following the completion of the offerings. See "--International Operations and Currency Fluctuations".

    The Company has hired a majority of its salespeople since the beginning of 1998 and its professional services staff has increased significantly since then. The Company anticipates continuing to increase the size of its sales and professional services organizations following completion of the offerings. Such significant growth in the number of salespeople results in significant costs in advance of sales generation by such personnel. Similarly, the significant growth in professional services personnel results in increased training costs in advance of any corresponding revenues due to the typically lower productivity levels of newer service personnel. Moreover, any growth in software license revenues will likely generate the need for more professional services personnel to deploy and implement such software and to train customers. There can be no assurance that such expansion will be successfully completed, that the Company will generate sufficient revenues to cover additional expenses incurred in anticipation of such growth, that the added responsibility on management will not cause a significant strain on management resources, or that such growth will not have a material adverse effect on the Company's business operations or financial condition.

    The Company has only recently begun the process of developing the management and operational capabilities necessary to support the anticipated growth. For example, the Company hired its current Senior Vice President of Professional Services in October 1997, its current Senior Vice President of Sales and Alliances in February 1998, and its current Senior Vice President of Research and Development in March 1998. Accordingly, a significant portion of the Company's senior management team has been in place for only a relatively short period of time. The Company's success will depend to a significant extent on the Company's ability to integrate such personnel into the Company's daily operations, to gain the trust and confidence of the Company's other employees and to work effectively as a team. Although other members of the Company's management team have a longer history with Neptune or Dallas Systems, as the case may be, they have limited experience operating a business of the size and complexity of the Company. Such challenges are significantly more difficult in light of the Company's recent growth in general, and in particular the growth of its sales and marketing and professional services organizations and the expansion of its foreign operations.

    The ability of the Company to manage its growth, if any, will depend in large part on its ability to generally improve and expand its operational and sales and marketing capabilities, to develop the management skills of its managers and supervisors, and to train, motivate and manage both its existing employees and the additional employees that will be required if the Company is to achieve its business objectives. In addition, in order to effectively manage its operations, the Company must continuously evaluate the adequacy of its management structure and its existing systems and procedures, including, among others, its financial and internal controls. There can be no assurance that management will adequately anticipate all of the demands that growth may impose on the Company's systems, procedures and structure or that the Company will be able to manage any future growth successfully. Any failure to adequately anticipate and respond to such demands or manage its growth effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

See "Business--Strategy", "--Services, Support and Training", "--Sales and Marketing", "--Product Development", and "Management".

FOREIGN OPERATIONS AND CURRENCY FLUCTUATIONS

    The Company derived no revenues in 1995 from foreign operations and approximately 10.8%, 30.9%, 40.5% and 30.5% of its total revenues from its foreign operations in 1996, 1997 and the first three months of 1997 and 1998, respectively. The Company believes that continued growth and profitability will require expansion of its operations in international markets. Further penetration of international markets will require the Company to, among other things, expand existing foreign operations, establish additional foreign operations and translate its software and manuals into additional foreign languages. This expansion is costly and time-consuming and may not generate returns for a significant period of time, if at all. To the extent that the Company is unable to expand its international operations or translate its software and manuals into foreign languages in a timely manner, the Company's ability to further penetrate international markets would be adversely affected, which could have a material adverse effect on the Company's business, financial condition or results of operations.

    The Company's international operations are subject to risks inherent in international business activities, including: difficulty in staffing and managing geographically disparate operations; longer accounts receivable payment cycles in certain countries; compliance with a variety of foreign laws and regulations; unexpected changes in regulatory requirements; overlap of different tax structures; greater difficulty in safeguarding intellectual property; import and export licensing requirements; trade restrictions; changes in tariff rates; and general economic conditions in international markets. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by these or other factors that may affect international operations.

    To date, the Company's revenues from international operations have primarily been denominated in United States dollars. As a result, the Company's revenues in international markets may be adversely affected by a strengthening United States dollar. Certain revenues and the majority of the expenses incurred by the Company's international operations are denominated in currencies other than the United States dollar. In addition, with the expansion of international operations, the number of foreign currencies in which the Company must operate will increase, resulting in increased exposure to exchange rate fluctuations. Exchange rate fluctuations have caused and will continue to cause currency transaction gains and losses. While such currency transaction gains and losses have not been material to date, there can be no assurance that currency transaction losses will not have a material adverse effect on the Company's business, results of operations or financial condition in future periods.

SUBSTANTIAL COMPETITION

    The market for the Company's products is intensely competitive, highly fragmented and characterized by rapid technological change. The Company's competitors are numerous and diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. Competitors tend to vary greatly depending on the customer's geographical location or vertical market segment. The Company's existing competitors include:
(i) warehouse and transportation management software vendors such as Catalyst International, Inc., Manhattan Associates, Inc. and McHugh Software International, Inc.; (ii) ERP and APS vendors that offer warehouse or transportation modules as part of their suites, such as J.D. Edwards & Company and SAP Aktiengesellschaft; (iii) smaller independent companies that have developed or are attempting to develop warehouse and transportation management software solutions; and (iv) corporate information technology departments of potential customers capable of internally developing solutions. Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than the Company, any of which could provide them with a significant competitive advantage.

    The Company expects to face increased competition in the future from its current competitors. In addition, new competitors, or alliances among current and new competitors, may emerge and rapidly gain significant market share. The Company also may face increased competition in the future from business application software vendors, such as ERP and APS providers, that may broaden their product offerings to include supply chain execution software. To the extent such vendors are able to offer systems with functionality comparable or superior to the Company's products, their significant installed customer bases, long-standing customer relationships, ability to offer a broad solution and ability to price such products as incremental add-ons to existing systems could provide a significant competitive advantage over the Company.

    In order to succeed in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. There can be no assurance that current or potential competitors of the Company will not develop products comparable or superior in terms of price and performance features to those developed by the Company. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that the Company will be able to compete successfully in the future. Increased competition could result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which could materially and adversely affect the Company's ability to achieve its financial and business goals. There can be no assurance that in the future the Company will be able to successfully compete against current and future competitors. See "Business--Competition".

DEPENDENCE ON PERSONNEL

    The Company is dependent upon the continued services of its Chairman, Chief Executive Officer, Chief Financial Officer and other senior managers. There can be no assurance that any of these individuals or any other key employee will not voluntarily terminate his employment with the Company. The loss of the services of any of the Company's executive officers could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company believes that its future success will also depend significantly on its ability to attract, motivate and retain additional highly skilled technical, managerial, consulting, sales and marketing, and, in particular, professional services personnel. Competition for skilled personnel is intense, and there can be no assurance that the Company will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. Failure to attract, motivate and retain such highly skilled personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Professional Services Personnel" and "Business-- Employees".

ACCOUNTING AND MANAGEMENT INFORMATION SYSTEMS LIMITATIONS

    Although the Company has recently completed implementation of an integrated management information system in the United States, it currently does not have an integrated worldwide management information system, particularly in the area of financial reporting. The increasingly global nature of the Company's operations makes the financial reporting and control function more complex and reliant upon adequate and integrated worldwide systems and timely communication. Although the Company expects to complete the implementation of a financial reporting system covering most of its foreign operations by the end of 1998, there can be no assurance that the implementation of the new management information system will be completed when scheduled, that the Company will not experience other difficulties in transitioning from its current system to the new system or that the new system will perform as expected. In addition, there can be no assurance that the Company's current system will provide management with adequate information timely and accurately for it to make proper decisions during the transition to the new system. The failure of management to receive adequate, accurate and timely financial information could inhibit management's ability to make effective and timely business decisions, which could have a material adverse effect on the Company's business or results of operations.

LENGTHY AND VARIABLE SALES CYCLES

    The Company's software is generally used for critical division- or enterprise-wide purposes and involves a significant commitment of resources by customers. A customer's decision to license the Company's software generally involves the evaluation of the available alternatives by a significant number of personnel in various functional and geographic areas, each often having specific and conflicting requirements. Accordingly, the Company typically must expend substantial resources educating prospective customers about the value of the Company's solutions. For these and other reasons, the length of time between the date of initial contact with the potential customer and the execution of a software license agreement typically ranges from three to nine months, and is subject to delays over which the Company may have little or no control. As a result of the length and variability of the sales cycle for its software products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, financial condition or results of operations and cause the Company's operating results to vary significantly from quarter to quarter.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

    The Company may in the future engage in selective acquisitions of other businesses that are complementary to those of the Company, including other providers of supply chain execution solutions or technology. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for purchase at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Further, acquisitions may involve a number of additional risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on the performance of the Company as a whole. The Company expects to finance any future acquisitions with cash on hand, which may include the proceeds of the offerings, as well as with possible debt financing, the issuance of equity securities (common or preferred stock) or combinations of the foregoing. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash (possibly a portion of the proceeds of the offerings) could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of stock, stockholders of the Company would suffer dilution of their interests in the Company. There can also be no assurance that the Company would be able to arrange adequate debt financing on acceptable terms, if required. Many business acquisitions must be accounted for using the purchase method of accounting, and the Company will be unable to consummate any business acquisitions under the pooling-of-interests method of accounting at least until September 1999. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in substantial goodwill amortization charges to the Company, reducing future earnings. In addition, such acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. For example, in connection with the Acquisition, in 1997 the Company recorded a one-time research and development charge of $19.7 million. See the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

    Implementation of the Company's products often involves a significant commitment of resources, financial and otherwise, by customers. The Company's implementation cycle can be lengthy due to the size and complexity of its implementations. The failure of the Company to attract and retain services personnel, the failure of alliance partners to commit sufficient resources towards implementing the Company's products or the delay in implementation of the EXceed product line for any reason could result in dissatisfied customers which could have a material adverse effect on the Company's reputation, which in turn could adversely affect its business, financial condition or results of operations. See the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and "Business--Sales and Marketing".

PRODUCT CONCENTRATION

    The Company currently derives all of its software license revenues from its EXceed software, particularly the warehouse management solution. The Company expects to continue to be dependent upon EXceed in the future, and any factor adversely affecting the market for supply chain execution software in general, or the Company's products in particular, could adversely affect the Company's business, financial condition and results of operations. The market for supply chain execution software is competitive, highly fragmented and characterized by rapid technological change. The Company's future financial performance will depend in large part on the successful development, introduction and customer acceptance of new products and product enhancements in a timely and cost effective manner. Subsequent to the Acquisition, the Company has committed, and expects to continue to commit, significant resources to harmonize the mainframe and UNIX elements of the EXceed product line obtained from Dallas Systems with the Windows NT elements of the EXceed product line contributed by Neptune. There can be no assurance that the Company will achieve continued market acceptance of the EXceed software, any new or enhanced versions of the EXceed software or related products. In addition, there can be no assurance that the market for such software will continue to grow. If this market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected. Since the Company's services and maintenance revenues are derived from implementation and support services offered in conjunction with sales of EXceed product licenses, any development that adversely affects sales of EXceed licenses will also adversely affect the Company's services and maintenance revenues. See the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, "Business--Strategy" and "--Products".

CUSTOMER CONCENTRATION

    The Company's top five customers for the year ended December 31, 1997 and three months ended March 31, 1998 in the aggregate accounted for 29.1% and 28.0%, respectively, of the Company's revenues. In particular, Tru-Serve Corporation accounted for 11.4% of total revenues during the year ended December 31, 1997. The Company expects that a small number of customers will continue to account for a substantial portion of revenues in any given quarter in the foreseeable future. As a result, the inability of the Company to secure major customers during a given period could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business-- Customers."

CHANGES IN SOFTWARE REVENUE RECOGNITION

    Software license revenues for periods subsequent to December 31, 1997 are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. For periods prior to December 31, 1997, software license revenues were recognized in accordance with SOP 91-1, "Software Revenue Recognition." Under SOP 91-1, software license revenues were recognized upon execution of a contract and shipment of the software and after any customer cancellation right had expired, provided that no significant vendor obligations remained outstanding, amounts were due within one year and collection was considered probable by management. The application of SOP 97-2 did not have a material impact on the Company's consolidated financial statements for the quarter ended March 31, 1998. As the practice under SOP 97-2 is relatively new, and many practical questions regarding its application remain unresolved, there can be no assurance that the application of SOP 97-2 will not have a material impact upon the Company's revenue recognition in the future.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date field. Beginning in the year 2000, these date fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, over the next two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The latest versions of the Company's products are designed to be Year 2000 compliant. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in a material adverse effect on the Company's business, financial condition or results of operations. However, no assurance can be given that the Company will not be exposed to potential claims resulting from system problems associated with the century change. There is no assurance that the Company's software products that are designed to be Year 2000 compliant contain all necessary date changes.

    The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus potentially resulting in stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including current Company customers, to reevaluate their current software needs and as a result switch to other systems or suppliers. Any of the foregoing could result in a material adverse effect on the Company's business, financial condition and results of operations.

    The Company may also need to modify or replace minor portions of its internal systems and software to comply with Year 2000 requirements. Management expects that the cost of such modifications will not be material and that they will be completed by January 1999. Factors that could impact the Company's ability to make the necessary modifications or replacements include, but are not limited to the availability and cost of trained personnel and the ability of such personnel to locate and correct all relevant computer codes. However, if such modifications are not completed on a timely basis or are more costly to implement than currently anticipated, the Company's business, financial condition or results of operations could be materially adversely affected. See the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

INCREASING USE OF FIXED-PRICE SERVICE CONTRACTS

    The Company offers a combination of software implementation and related consulting services to its customers. Although the Company typically provides services on a "time and materials" basis, the Company has from time to time entered into fixed-price service contracts, and it expects to increasingly enter into such contracts in the future. These contracts specify certain milestones to be met by the

Company regardless of actual costs incurred in fulfilling those obligations. The Company believes that fixed-price contracts may also increasingly be offered by competitors to differentiate their product and service offerings. There can be no assurance that the Company will successfully complete these contracts on budget, and the Company's inability to do so could have a material adverse effect on its business, financial condition and results of operations.

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING

    The Company believes that the proceeds received by the Company from the offerings, together with current cash balances, potential cash flows from operations and available borrowings under its revolving credit facility will be sufficient to meet its working capital requirements for the next eighteen months. The Company periodically reviews other companies and technologies for potential acquisition. Any material acquisitions of complementary businesses, products or technologies, or material joint ventures, could require the Company to obtain additional financing before or after that time. There can be no assurance that such additional financing would be available to the Company on favorable terms, if at all. Moreover, additional financing may cause dilution to existing stockholders.

DEPENDENCE ON PROFESSIONAL SERVICES PERSONNEL

    The implementation of the Company's EXceed products requires the services of highly trained professional services personnel working directly for the Company or for independent consultants. Although the Company conducts extensive training programs to qualify internal and external personnel to implement EXceed products, there can be no assurance that there will be a sufficient number of professional services personnel to support the demand for such services. A shortage in the number of trained personnel, either within the Company or available from third-party consulting firms, could limit the Company's ability to implement its software on a timely and effective basis. Delayed or ineffective implementation of the Company's software may limit the Company's ability to expand its revenues and may result in customer dissatisfaction and damage the Company's reputation, each of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Services, Support and Training".

RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL ADVANCES; NECESSITY OF DEVELOPING NEW
  PRODUCTS

    The market for supply chain execution systems is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. The Company's growth and future operating results will depend in part upon its ability to enhance existing applications and develop and introduce new applications that meet or exceed technological advances in the marketplace, that meet changing customer requirements, that respond to competitive products and that achieve market acceptance. The Company's product development and testing efforts have required, and are expected to continue to require, substantial investments by the Company. There can be no assurance the Company will continue to possess sufficient resources to make necessary investments in technology, particularly in light of the substantial resources that have been, and will continue to be, devoted towards integrating its products across UNIX, Windows NT and mainframe platforms. In addition, there can be no assurance the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and efficient manner, that the Company's products will achieve market acceptance, or that the Company's current or future products will conform to industry standards in the markets they serve. If the Company is unable, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Product Development".

    Historically, the Company has issued significant new releases of its suite of software products periodically, with interim releases issued more frequently. As a result of the complexities inherent in software development, and in particular for multi-platform environments, and the broad functionality and performance demanded by customers for supply chain execution applications, major new product enhancements and new products can require long development and testing periods before they are commercially released. There can be no assurance that the Company will not experience delays in the scheduled introduction of new products or product upgrades. See "Business--Products" and "--Product Development".

    Complex software products such as those offered by the Company frequently contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. The Company has in the past discovered software errors in new versions of its software products after their release. There can be no assurance that errors will not be found in the Company's products or that such errors will not result in a delay or loss of revenues, diversion of development resources, damage to the Company's reputation, increased service and warranty costs, or impaired market acceptance of these products, any of which could result in a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Products" and "--Product Development."

PROPRIETARY RIGHTS

    The Company relies on a combination of copyright, trade secret, trademark, service mark and trade dress laws, confidentiality procedures and contractual provisions to protect its proprietary rights in its products and technology. The Company believes, however, that the foregoing measures afford only limited protection, and there can be no assurance that such measures will be adequate. The Company also may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so, or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. In addition, policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy could become a problem. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition or results of operations, regardless of the final outcome of such litigation.

    As the number of supply chain execution applications in the industry increases and the functionality of these products further overlaps, software development companies like the Company may become increasingly subject to claims of infringement or misappropriation of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, diversion of management's attention, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. Such claims or litigation, regardless of the final outcome, could have a material adverse effect on the Company's business, financial condition or results of operations. The Company recently received a notice from a third party that holds a patent on a container monitoring software system and method asserting that certain products or services offered by the Company may infringe on such patent, and offering the Company a license to such patent. The Company is currently investigating the matter.

    The Company has in the past and may in the future, resell, under license, certain third party software that enables the Company's products to interact with other software systems or databases. In addition, the Company licenses certain software tools used to develop the Company's software products. There can be no assurance that the third party software or software tools will continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified and licensed or compiled, which could adversely affect the Company's business, financial condition or results of operations. See "Business--Proprietary Rights".

POTENTIAL PRODUCT LIABILITY

    Many of the Company's installations involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions, there can be no assurance the limitations of liability set forth in its contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

    The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's business, financial condition and results of operations.

SIGNIFICANT UNALLOCATED NET PROCEEDS

    A substantial portion of the net proceeds to be received by the Company in connection with the offerings is allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds for the foreseeable future. See "Use of Proceeds".

CONCENTRATION OF CONTROL

    Upon completion of the offerings, the Company's directors, officers and their affiliates will beneficially own approximately 65.2% of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company. See "Management" and "Principal and Selling Stockholders".

BENEFITS OF OFFERINGS TO SELLING STOCKHOLDERS

    In connection with the offerings, the Selling Stockholders, some of whom are officers or directors, or are affiliates of directors, of the Company, will receive substantial benefits including significant proceeds from the offerings. The offerings also will establish a public market for the Common Stock and provide increased liquidity to all current stockholders for the shares of Common Stock they will own after the offerings. Assuming an initial public offering price of $13.00 per share after deduction of estimated underwriting discounts and commissions, the aggregate proceeds as a result of the offerings received by the Selling Stockholders will be approximately $10.3 million. See "Principal and Selling Stockholders" and "Certain Transactions".

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offerings, the Company will have outstanding 35,652,167 shares of Common Stock (assuming no exercise of the underwriters' overallotment options or options to purchase the Company's Common Stock outstanding as of July 15, 1998). Of these shares, the 7,700,000 shares sold in the offerings will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") unless such shares are purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 27,952,167 shares held by existing stockholders are "restricted shares" as that term is defined under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. As a result of the Lock-Ups (defined below) and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 2,875 shares will become eligible for sale 90 days after the date of this Prospectus under Rule 701, (ii) 45,735 shares will become eligible for sale from time to time between the 90th day and the 180th day after the date of this Prospectus, (iii) 25,841,891 shares will become eligible for sale upon expiration of the Lock-Ups 180 days after the date of this Prospectus, and (iv) the remaining 2,061,666 shares will become eligible for sale from time to time thereafter. In addition, upon completion of the offerings, assuming no exercise of options outstanding as of July 15, 1998, the Company will have outstanding options to purchase 4,313,376 shares of Common Stock. If such options are exercised when vested, as a result of Rule 701 and the Lock-Ups, the shares underlying such options would be available for sale in the public market as follows: (i) 785,050 shares will become eligible for sale 90 days following the date of this Prospectus, (ii) 251,152 shares will become eligible for sale from time to time between the 90th day and the 180th day after the date of this Prospectus, (iii) 720,666 shares will become eligible for sale 180 days after the date of this Prospectus, and
(iv) the remaining 2,556,508 shares will become eligible for sale from time to time thereafter. As soon as practicable after the closing of the offerings, the Company intends to register for offer and sale under the Securities Act the 4,800,000 shares of Common Stock issued or issuable under the Company's stock option plans.

    Furthermore, after the consummation of the offerings, the holders of approximately 25,589,750 shares of Common Stock, or their transferees, will be entitled to certain demand and piggyback rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting". Sales of a substantial number of shares of Common Stock in the public market following the offerings, or the perception that such sales could occur, could adversely affect the market price for the Company's Common Stock.

    All directors, executive officers and certain stockholders and option holders of the Company who hold in the aggregate approximately 25,831,230 shares of Common Stock and options to purchase an aggregate of 1,849,896 shares have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares or options for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. (the "Lock-Ups"). The Company has also agreed not to issue, sell or otherwise dispose of any of its shares or grant any options (other than options granted or shares issued in connection with the 1997 Plan and Directors Plan) during such 180-day period. However, Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release for public sale all or any portion of the shares subject to such lock-up agreements. See "Underwriting."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the offerings, there has been no public market for the Common Stock. Although the Company has made application for the quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the offerings. The initial public offering price of the Common Stock offered hereby will be determined by negotiation between the Company and the representatives of the U.S. Underwriters and the International Underwriters and may bear no relationship to the market price of the Common Stock after the offerings. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting".

DILUTION

    The purchasers of the Common Stock offered hereby will experience immediate and significant dilution in the pro forma net tangible book value of the Common Stock from the initial pubic offering price. See "Dilution".

NO CASH DIVIDENDS

    It is anticipated that EXE will retain any future earnings to finance the growth and development of its business and will not pay any cash dividends in the foreseeable future. See "Dividend Policy".

CERTAIN ANTI-TAKEOVER PROVISIONS

    Upon consummation of the offerings, the Company's Certificate of Incorporation will authorize the issuance of up to 185,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). The Board of Directors will have the power to determine the price and terms under which any such Preferred Stock may be issued and to fix the terms thereof. The ability of the Board of Directors to issue one or more series of Preferred Stock without shareholder approval, as well as certain applicable statutory provisions under the Delaware General Corporation Law ("DGCL"), could deter or delay unsolicited changes in control of the Company by discouraging open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock, which may be disadvantageous to the Company's stockholders who may otherwise desire to participate in such transaction and receive a premium for their shares.

    In addition, certain provisions of the Company's By-Laws may also discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. Those include a Board of Directors which is divided into three classes, each of which is elected to serve staggered three year terms, and provisions under which only the Board or the President or the Secretary of the Company may call a special meeting of the stockholders and which permit the Board of Directors to increase the number of directors to fill such positions without a vote of the stockholders. These provisions may have the effect of discouraging certain types of takeover practices and takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Provisions of the Certificate of Incorporation and By-Laws".

                                  THE COMPANY

    EXE was incorporated on July 24, 1997 in anticipation of the acquisition of Dallas Systems by Neptune. On September 15, 1997, the Acquisition was completed by merging Dallas Systems and Neptune into EXE, with EXE being the surviving corporation.

    The Company's headquarters are located in Dallas, Texas. The Company also maintains U.S. operations in Eddystone, Pennsylvania and Los Angeles, California. The Company currently has six subsidiaries: EXE Technologies, (UK) PLC in the United Kingdom; EXE Technologies (SEA) in Singapore; EXE Technologies, Inc. Sdn Bhd in Malaysia; EXE Technologies (China), LTD in China; EXE Technologies-Middle East (FZE) in Dubai; and EXE Technologies KK-Japan in Japan.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 6,850,000 shares of Common Stock offered by the Company pursuant to the offerings are estimated to be approximately $81.9 million (approximately $95.9 million if the Underwriters' over-allotment options are exercised in full), assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and estimated expenses payable by the Company in connection with the offerings.

    From the net proceeds of the offerings, the Company will repay amounts outstanding under its existing line of credit with Wells Fargo Bank. This line of credit has a variable borrowing base that is determined based upon the Company's average cash flow for the previous four quarters, up to a maximum of $13.5 million. As of June 30, 1998, the borrowing base was approximately $8.1 million, with an outstanding balance of approximately $6.69 million. The interest rate on the line of credit, which was 8.0% per year at June 30, 1998, is the lesser of (i) a fluctuating rate per year that is 1/2% below the prime rate, (ii) a fixed rate per year based upon LIBOR and the ratio of the Company's senior debt to cash flow, or (iii) the maximum rate of interest permitted by law, and was 8.0% per year as of June 30, 1998.

    The remaining net proceeds will be used for working capital and other general corporate purposes. Such purposes may include the funding of new product development efforts, expanding sales, marketing and research and development personnel and possible acquisitions of, or investments in, businesses and technologies that are complementary to those of the Company. The Company has no specific agreements, commitments or understandings with respect to any such acquisitions or investments. The amounts actually expended for each purpose may vary significantly and are subject to change at the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offerings in interest-bearing securities. See "Risk Factors--Significant Unallocated Net Proceeds" and "Business--Strategy".

    In addition to the foregoing, the principal purposes of the offerings are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, provide liquidity to existing stockholders, facilitate future access by the Company to the public equity markets, and enhance the Company's ability to use Common Stock for potential acquisitions and as a means of attracting, retaining and providing incentives to employees.

                                DIVIDEND POLICY

    Prior to February 1997, the Company had been treated as an S corporation. As a result, it had been the Company's policy to distribute a substantial portion of earnings to its stockholders, in part to permit them to pay income taxes attributable to their allocable share of the Company's earnings. Distributions to stockholders of $230,150 and $1,376,180 were paid during 1996 and 1997, respectively.

    Management anticipates that all future earnings and other cash resources of the Company, if any, will be retained by the Company for investment in its business. Accordingly, the Company does not intend to declare or pay cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth (i) the actual long-term debt and capitalization of the Company at March 31, 1998, (ii) such debt and capitalization after giving pro forma effect to certain financing transactions that occurred subsequent to March 31, 1998 as if they had been completed as of such date and (iii) such pro forma debt and capitalization as adjusted to reflect (a) the sale by the Company of Common Stock offered by the Company in the offerings at an assumed initial public offering price of $13.00 per share and the application of the net proceeds thereof and (b) the conversion of Preferred Stock to Common Stock in connection with the offerings. See "Use of Proceeds."

                                                                                    MARCH 31, 1998(1)
                                                                         ---------------------------------------
                                                                                                     PRO FORMA
                                                                           ACTUAL    PRO FORMA(2)   AS ADJUSTED
                                                                         ----------  -------------  ------------
                                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, less current portion...................................  $       15   $        15    $   --
Stockholders' equity:
  Preferred Stock, $0.01 par value:
    15,000,000 shares authorized, actual, pro forma, and pro forma as adjusted; 11,337,562, 12,937,562 and -0-shares issued and
      outstanding, actual, pro forma and pro forma as adjusted,
      respectively.....................................................      25,000        33,000        --
  Common Stock, $0.01 par value:
    50,000,000 shares authorized, actual, pro forma, and pro forma as adjusted; 16,318,254, 16,779,920 and 36,567,482 shares issued
      actual, pro forma and pro forma as adjusted, respectively........         163           168           366
  Additional paid-in capital...........................................      20,207        21,767       136,435
  Treasury stock at cost, 417,388 shares of Common
    Stock..............................................................        (926)         (926)         (926)
  Accumulated deficit..................................................     (22,611)      (22,611)      (22,611)
  Deferred compensation................................................        (685)         (685)         (685)
  Foreign currency translation adjustment..............................         (93)          (93)          (93)
                                                                         ----------  -------------  ------------
      Total stockholders' equity.......................................      21,055        30,620       112,486
                                                                         ----------  -------------  ------------
        Total capitalization...........................................  $   21,070   $    30,635    $  112,486
                                                                         ----------  -------------  ------------
                                                                         ----------  -------------  ------------

------------------------

(1) Excludes 3,648,021 shares of Common Stock issuable upon the exercise of options outstanding at March 31, 1998 at a weighted average exercise price of $1.83 per share. See "Management--Stock Option Plans" and Note 7 of Notes to Consolidated Financial Statements.

(2) Gives pro forma effect to the issuance subsequent to March 31, 1998 of (i) 371,666 shares of Common Stock at an issuance price of $3.00 per share, (ii) 90,000 shares of Common Stock at an issuance price of $5.00 per share and
    (iii) 1,600,000 shares of Series C Preferred Stock at an issuance price of $5.00 per share, as if such issuances had occurred as of March 31, 1998. See
    Note 12 of Notes to Consolidated Financial Statements of the Company.

                                    DILUTION

    As of March 31, 1998, the net tangible book value of the Company was approximately $23.6 million, or $.81 per share of Common Stock after giving pro forma effect to (i) the completion of certain financing transactions that occurred subsequent to March 31, 1998 and (ii) the conversion of all Preferred Stock into Common Stock as if such financings and conversion had taken place as of March 31, 1998). Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to the financings and the conversion of Preferred Stock as described above. After giving effect to the sale by the Company of the 6,850,000 shares of Common Stock in the offerings at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom, after deducting the estimated underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company at March 31, 1998 would have been approximately $105.5 million, or $2.92 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.11 per share to existing stockholders and an immediate decrease in net tangible book value of $10.08 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

Assumed initial public offering price per share..........................             $   13.00
  Pro forma net tangible book value per share as of March 31, 1998.......  $     .81
  Increase in net tangible book value per share attributable to new
    investors............................................................       2.11
                                                                           ---------
Pro forma net tangible book value per share as of March 31, 1998 after
  the offerings..........................................................                  2.92
                                                                                      ---------
Dilution per share to new investors......................................             $   10.08
                                                                                      ---------
                                                                                      ---------

    The following table sets forth, as of March 31, 1998, the number of shares of Common Stock previously issued by the Company (after giving pro forma effect to (i) the completion of certain financing transactions that occurred subsequent to March 31, 1998 and (ii) the conversion of all Preferred Stock into Common Stock as if such financings and conversion had taken place as of March 31,
1998), the total consideration reflected in the accounts of the Company and the average price per share to the existing stockholders and new investors, assuming the sale by the Company of 6,850,000 shares of Common Stock at an assumed initial public offering price of $13.00 per share, and before deducting the estimated underwriting discounts and estimated offering expenses:

                                                         SHARES PURCHASED            TOTAL CONSIDERATION
                                                    --------------------------  -----------------------------   AVERAGE PRICE
                                                       NUMBER        PERCENT         AMOUNT         PERCENT       PER SHARE
                                                    -------------  -----------  ----------------  -----------  ---------------
Existing stockholders(1)..........................     29,300,094        81.1%  $     43,890,838        33.0%     $    1.50
New investors(1)..................................      6,850,000        18.9         89,050,000        67.0          13.00
                                                    -------------       -----   ----------------       -----
  Total...........................................     36,150,094       100.0%  $    132,940,838       100.0%
                                                    -------------       -----   ----------------       -----
                                                    -------------       -----   ----------------       -----

------------------------

(1) Sales by Selling Stockholders will reduce the number of shares of Common Stock held by existing stockholders to 28,450,094 shares, or approximately 78.7% of the total Common Stock outstanding after the offerings, and will increase the number of shares held by new investors to 7,700,000 shares, or 21.3% of the total Common Stock outstanding after the offerings.

    Assuming full exercise of the Underwriters' over-allotment option, the percentage of shares held by existing stockholders would be 76.3% of the total number of shares of Common Stock to be outstanding after the offerings, and the number of shares held by new stockholders would be increased to 8,855,000 shares, or 23.7% of the total number of shares of Common Stock to be outstanding after the offerings. See "Principal and Selling Stockholders".

    The calculation of net tangible book value and the other computations above assume no exercise of outstanding options. As of March 31, 1998, there were options outstanding to acquire 3,648,021 shares at exercise prices ranging from $0.75 to $2.30 per share at a weighted average exercise price of $1.83 per share. The exercise of these options will cause further dilution to investors in the offerings. See "Capitalization".

                                  THE COMPANY
                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data of the Company as of and for the five years ended December 31, 1997, and as of and for the three-month periods ended March 31, 1997 and 1998. The selected consolidated financial data of the Company should be read in conjunction with the consolidated financial statements and the notes thereto and the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected financial data for the Company as of and for the year ended December 31, 1997 has been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the Company for the years ended December 31, 1995 and 1996, and the balance sheet data at December 31, 1996, have been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The balance sheet data at December 31, 1994 and 1995 have been derived from the consolidated financial statements of the Company not included herein which have been audited by PricewaterhouseCoopers LLP, independent accountants. The statements of operations data for the years ended December 31, 1993 and 1994 and three-months ended March 31, 1997 and 1998 and the balance sheet data at December 31, 1993 and March 31, 1998, have been derived from the unaudited consolidated financial statements of the Company. The unaudited interim consolidated financial statements of the Company reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of the Company's management, are necessary for a fair presentation of the results for the interim periods presented. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

                                  THE COMPANY
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                  YEAR ENDED                          THREE MONTHS
                                                                                 DECEMBER 31,                             ENDED
                                                            ------------------------------------------------------      MARCH 31,
                                                                                                        1997 PRO     ---------------
                                                             1993    1994    1995    1996   1997(1)     FORMA(2)      1997    1998
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Software licenses.....................................  $  436  $1,060  $1,085  $4,326  $  8,429    $11,467      $1,232  $ 7,146
    Services and maintenance..............................     435     895   1,431   3,390    12,781     34,898         751   12,302
    Resale software and equipment.........................      --     108     252     698     5,562     13,510         140    1,157
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
      Total revenues......................................     871   2,063   2,768   8,414    26,772     59,875       2,123   20,605
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Cost and expenses:
    Cost of software licenses.............................      --      --      --     206       749        749          65       72
    Cost of services and maintenance......................     366     725     989   2,146     9,967     26,931         458    9,266
    Cost of resale software and equipment.................      --      98     193     608     4,129      9,797         134      819
    Sales and marketing...................................     236     460     555   1,258     6,721      9,685         530    4,425
    Research and development..............................      --      --      --     600     3,534      7,351         392    3,149
    General and administrative............................     270     540     589   2,219     4,263      6,836         623    2,234
    Amortization of intangibles...........................      --      --      --      --       588      1,693          --      396
    Write-off of in-process research and development......      --      --      --      --    19,700         --          --       --
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
      Total costs and expenses............................     872   1,823   2,326   7,037    49,651     63,042       2,202   20,361
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Operating income (loss).................................      (1)    240     442   1,377   (22,879)    (3,167)        (79)     244
  Other income (expense)..................................       4     (65)    (11)    (22)     (208)        (2)         (4)      75
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Income (loss) before minority interest and taxes........       3     175     431   1,355   (23,087)    (3,169)        (83)     319
  Minority interest in subsidiary loss (income)...........      --      --      --      94        76         76         (12)      36
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Income (loss) before income taxes and pro forma income
    taxes(3)..............................................       3     175     431   1,449   (23,011)    (3,093)        (95)     355
  Provision (benefit) for income taxes and pro forma
    income taxes(3).......................................       1      64     157     609      (225)      (227)        (23)     180
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Net income (loss).......................................  $    2  $  111  $  274  $  840  $(22,786)   $(2,866)     $  (72) $   175
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Net income (loss) per share(3)..........................  $ 0.00  $ 0.01  $ 0.03  $ 0.10  $  (2.03)   $ (0.26)     $(0.01) $  0.01
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Net income (loss) per share--assuming dilution(3).......  $ 0.00  $ 0.01  $ 0.03  $ 0.10  $  (2.03)   $ (0.26)     $(0.01) $  0.01
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
                                                            ------  ------  ------  ------  --------  ------------   ------  -------
  Shares used in computing net income (loss) per
    share(4)..............................................   8,500   8,500   8,500   8,500    11,228     11,228       8,667   15,993
  Shares used in computing net income (loss) per
    share--assuming dilution(4)...........................   8,500   8,500   8,500   8,500    11,228     11,228       8,667   27,964

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents...............................  $   34  $   93  $  569  $1,804  $  6,653                 $1,656  $ 2,164
  Working capital.........................................     771     726     740   1,518    12,039                  2,560    9,725
  Total assets............................................     792   1,033   2,234   5,208    40,249                  6,105   36,896
  Long-term debt (less current portion)...................     500     500     500     590        17                    573       15
  Stockholders' equity....................................     287     385     816   2,034    21,607                  3,157   21,055

------------------------------

(1) EXE commenced operations on September 15, 1997, following the Acquisition, which was accounted for as a purchase of Dallas Systems by Neptune. As such, the historical financial statements of Neptune are presented as the historical financial statements of the Company. The assets and liabilities of Dallas Systems were recorded at fair value at the date of the Acquisition. Included in the 1997 consolidated results of operations is a write-off of in-process research and development of $19.7 million at the date of acquisition. The financial statements of the Company for the periods presented are not strictly comparable due to the significant impact the Acquisition had on the 1997 statements.

(2) Pro forma information for the Company reflects the Acquisition as if it had taken place on January 1, 1997. This information is unaudited and does not purport to represent the actual operating results had the Acquisition taken place January 1, 1997, nor does it purport to be indicative of the results that would be obtained in the future. See "Selected Unaudited Pro Forma Financial Information".

(3) Effective February 1, 1997, Neptune changed its taxable status from an S Corporation to a C Corporation. Accordingly, the consolidated statements of operations data for the periods prior to February 1, 1997 reflect a pro forma tax provision by applying the anticipated statutory tax rate to historical pre tax income (loss), adjusted for permanent tax difference. Net income (loss) and net income (loss) per share--assuming dilution for periods prior to December 31, 1997 give effect to the pro forma tax provision.

(4) See Note 13 of Notes to Consolidated Financial Statements of the Company for the determination of shares used in computing basic and diluted net income per share.

                                  THE COMPANY
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY SELECTED CONSOLIDATED FINANCIAL DATA AND THE DALLAS SYSTEMS SELECTED CONSOLIDATED FINANCIAL DATA, DALLAS SYSTEMS' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, THE COMPANY SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION AND THE FINANCIAL STATEMENTS OF THE COMPANY AND OF DALLAS SYSTEMS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. CERTAIN STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" ARE FORWARD-LOOKING STATEMENTS THAT ENTAIL VARIOUS RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THIS SECTION AS WELL AS THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    EXE is a leading provider of supply chain execution software. Supply chain execution encompasses ordering, transporting, handling, storing and delivering inventory as it moves through the supply chain from manufacturer to the point of sale. The Company's software solution, EXceed, allows businesses to optimize the operations of warehouses, distribution centers and other supply chain nodes and to enhance the tracking and logistical control of inventory through the supply chain. Combining elements of traditional warehouse, transportation and order management systems, EXceed is designed to provide companies with an enterprise-wide view of inventory regardless of its handling state or location. By enabling better visibility and logistical control over inventory through the supply chain, EXceed allows businesses to improve inventory turnover, reduce carrying costs and more efficiently satisfy customer demand by delivering the right product to the right place at the right time. In addition, EXceed is designed to enable businesses to reduce operating costs through more efficient management of labor, materials and other resources within warehouses and distribution centers.

    The Company commenced operations following the acquisition of Dallas Systems by Neptune on September 15, 1997. For accounting purposes, the Acquisition was accounted for as a purchase of Dallas Systems by Neptune. Pursuant to the purchase method of accounting, the historical financial statements of the Company exclude the assets and liabilities, results of operation and cash flows of Dallas Systems for all periods ending at or prior to the date of the Acquisition. The assets and liabilities of Dallas Systems were recorded at their fair values at the Acquisition date. The fair value of Dallas Systems' research and development efforts that had not reached final technological feasibility as of the date of the Acquisition was determined by appraisal to be $19.7 million, and was expensed at the date of the Acquisition.

    Prior to the Acquisition, Neptune was focused on delivering packaged supply chain execution software solutions capable of rapid deployment while Dallas Systems' business model involved the development and sale of complex supply chain execution software. In connection with its software, Dallas Systems provided extensive implementation and consulting services. A primary goal of the Acquisition was to combine Dallas Systems' distribution strength, large installed base and expertise in mainframe and UNIX systems with Neptune's higher margin, software license-based model, while at the same time leveraging Neptune's Windows NT expertise and rapid deployment capabilities. In addition, the Acquisition provided international market leverage through the companies' complementary strengths in Europe and Asia, and vertical market leverage, primarily in the grocery, retail/wholesale and 3PL markets.

    The combination of the businesses of Neptune and Dallas Systems substantially increased the Company's total revenues in the first three months of 1998 as compared to the same period in 1997, and contributed to the increase in total revenues in 1997 as compared to 1996. The Company realized a reduction in its overall gross margin as a result of the Acquisition, primarily due to the historically lower gross margins realized by Dallas Systems relative to Neptune. There can be no assurance that the Company's revenues will increase at historical or current rates or that gross margins will be maintained in future periods.

    While both Neptune and Dallas Systems had traditionally maintained relatively small and decentralized sales and marketing organizations, the Company has integrated and begun to substantially expand these functions and, at the same time, to rapidly expand its professional services staff to service the anticipated growth in software license sales. As a result of these activities, the Company has experienced increases in sales and marketing expenses and costs of services and maintenance post-Acquisition. The Company expects to continue to increase its sales and marketing and professional services personnel and to incur additional associated costs in the foreseeable future.

    The sales cycle for the Company's products is typically three to nine months, and is subject to delays over which the Company may have little or no control. As the Company generally seeks to ship software shortly after receipt of orders, the Company's license revenues for a particular quarter are significantly impacted by orders received in that quarter. Furthermore, the Company has experienced, and expects to continue to experience, significant variation in the size of individual sales. Accordingly, any delay in the receipt of orders, particularly significant orders, can have a material adverse effect upon the Company's results of operations in a particular quarter. As a result of these and other factors, the Company's quarterly results have varied significantly in the past and are likely to be subject to significant fluctuation in the future. In addition, the Company has experienced, and is expected to continue to experience, seasonality in its business, particularly as it relates to the timing of license revenues, with a disproportionately greater amount of the Company's revenues for any fiscal year being recognized in its fourth quarter and a disproportionately lesser amount thereof being recognized in third quarter. For the foregoing reasons, the Company believes that quarter-to-quarter comparisons of its results of operations subsequent to the Acquisition are not necessarily indicative of the results to be expected for any future period and, more specifically, that the results of operations for the quarter ended March 31, 1998 are not indicative of the results that may be achieved in 1998 as a whole. See "Risk Factors--Potential Variability of Quarterly Operations and Financial Results; Seasonality" and "--Lengthy and Variable Sales Cycles.

    The Company recorded deferred compensation expense of $811,210 for the difference between the grant price and the deemed fair market value of certain of the Company's common stock options granted during the three months ended March 31, 1998. This amount is being amortized ratably over the vesting period of the individual options, generally three to four years. Compensation expense recognized in the three months ended March 31, 1998 totaled $125,950 and at March 31, 1998 deferred compensation totaled $685,260.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of total revenue for the years indicated:

                                                                                                   THREE MONTHS ENDED MARCH
                                                  YEAR ENDED DECEMBER 31,           YEAR ENDED               31,
                                           -------------------------------------   DECEMBER 31,    ------------------------
                                              1995         1996         1997      1997 PRO FORMA      1997         1998
                                           -----------  -----------  -----------  ---------------  -----------  -----------
AS A PERCENTAGE OF TOTAL REVENUES:
  Revenues:
    Software licenses....................       39.2%        51.4%        31.5%          19.1%          58.0%        34.7%
    Services and maintenance.............       51.7         40.3         47.7           58.3           35.4         59.7
    Resale software and equipment........        9.1          8.3         20.8           22.6            6.6          5.6
                                           -----------  -----------  -----------       ------      -----------  -----------
      Total revenues.....................      100.0        100.0        100.0          100.0          100.0        100.0
                                           -----------  -----------  -----------       ------      -----------  -----------
  Costs and expenses:
    Cost of software licenses............      --             2.4          2.8            1.2            3.0          0.3
    Cost of services and maintenance.....       35.7         25.5         37.2           45.0           21.6         45.0
    Cost of resale software and
      equipment..........................        7.0          7.2         15.4           16.4            6.3          4.0
    Sales and marketing..................       20.0         15.0         25.1           16.2           25.0         21.5
    Research and development.............      --             7.1         13.2           12.3           18.5         15.3
    General and administrative...........       21.3         26.4         15.9           11.4           29.3         10.8
    Amortization of intangibles..........      --           --             2.2            2.8          --             1.9
    Write-off of in-process research and
      development........................      --           --            73.6          --             --           --
                                           -----------  -----------  -----------       ------      -----------  -----------
      Total costs and expenses...........       84.0         83.6        185.4          105.3          103.7         98.8
                                           -----------  -----------  -----------       ------      -----------  -----------
  Operating income (loss)................       16.0         16.4        (85.4)          (5.3)          (3.7)         1.2
  Other income (expense).................       (0.4)        (0.3)        (0.8)           0.0           (0.2)         0.4
                                           -----------  -----------  -----------       ------      -----------  -----------
  Income (loss) before minority interest
    and taxes............................       15.6         16.1        (86.2)          (5.3)          (3.9)         1.6
  Minority interest in subsidiary loss
    (income).............................      --             1.1          0.3            0.1           (0.6)         0.1
                                           -----------  -----------  -----------       ------      -----------  -----------
  Income (loss) before income taxes and
    pro forma income taxes...............       15.6         17.2        (85.9)          (5.2)          (4.5)         1.7
  Provision (benefit) for income taxes
    and pro forma income taxes...........        5.7          7.2         (0.8)          (0.4)          (1.1)         0.9
                                           -----------  -----------  -----------       ------      -----------  -----------
  Net income (loss)......................        9.9%        10.0%       (85.1)%         (4.8)%         (3.4)%        0.8%
                                           -----------  -----------  -----------       ------      -----------  -----------
                                           -----------  -----------  -----------       ------      -----------  -----------

    The following table sets forth the cost of each component of revenues as a percentage of the corresponding component of revenues:

    Software licenses...............         --%        4.8%        8.9%          6.5%          5.3%        1.0%
    Services and maintenance........       69.1        63.3        78.0          77.2          61.0        75.3
    Resale software and equipment...       76.6        87.1        74.2          72.5          95.7        70.8

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

    REVENUES

    The Company's revenues consist of: revenues from the licensing of software products; fees derived from implementation, training and maintenance services; and revenues generated from the resale of database software and computer equipment. Revenues increased 870.6% from $2.1 million in the quarter ended March 31, 1997 to $20.6 million in the quarter ended March 31, 1998. This increase was primarily the result of the acquisition of Dallas Systems' large base of service, maintenance and resale revenues. In addition, the Company was able to recognize higher unit prices for, and an increase in sales of, its packaged applications software. The Company also introduced a price increase for all professional services in the first quarter of 1998. As a percentage of total revenues, software license, service and maintenance, and resale revenues represented 58.0%, 35.4% and 6.6% in the first quarter of 1997, compared to 34.7%, 59.7% and 5.6% in the first quarter of 1998. The Company expects software license revenues to become an increasingly larger proportion of total revenues over time as the Company continues its shift toward a packaged software licensing model. The Company further expects revenues from the resale of software and equipment to remain relatively constant as a percentage of total revenues in future periods with the level achieved in the first quarter of 1998.

    SOFTWARE LICENSE REVENUES. Software license revenues are derived from licensing the Company's packaged software to customers. Software license revenues increased 480% from $1.2 million in the first quarter of 1997 to $7.1 million in the first quarter of 1998. The increase in software license revenues was primarily a result of an increased number of licenses of Windows NT-based products, and to a lesser extent, mainframe and UNIX-based products sold, and higher average transaction sizes in the first quarter of 1998. The increase in licenses sold resulted primarily from the substantially greater number of active sales and marketing personnel during the first quarter of 1998, both as a result of combining the Dallas Systems and Neptune sales and marketing forces and additional post-Acquisition hiring, as well as increased levels of sales and marketing activities conducted since the Acquisition. In addition, the Company believes that it is benefitting from continued growth in the demand for supply chain execution solutions, and growing acceptance of the Company's EXceed product line. Software license revenues represented 34.7% of total revenues for the first quarter of 1998, compared to 58.0% of total revenues for the first quarter of 1997, due to the inclusion of Dallas Systems' larger base of service and maintenance revenues.

    Software license revenues for periods subsequent to December 31, 1997 are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. For periods prior to December 31, 1997, software license revenues were recognized in accordance with SOP 91-1, "Software Revenue Recognition." Under SOP 91-1, software license revenues were recognized upon execution of a contract and shipment of the software, and after any customer cancellation right had expired, provided that no significant vendor obligations remained outstanding, amounts were due within one year and collection was considered probable by management. The application of SOP 97-2 did not have a material impact on the Company's consolidated financial statements for the quarter ended March 31, 1998. As the practice under SOP 97-2 is relatively new, and many practical questions regarding its application remain unresolved, there can be no assurance that the application of SOP 97-2 will not have a material impact upon the Company's revenue recognition in the future.

    SERVICE AND MAINTENANCE REVENUES. Service revenues are primarily derived from fees for implementation, consulting and training services, and are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals, and are recognized ratably over the term of the maintenance period, which is typically one year. Payments for maintenance fees are generally made in advance. Service and maintenance revenues increased from $751,000 in the first quarter of 1997 to $12.3 million in the first quarter of 1998. The increase was due to the acquisition of Dallas Systems and its significant base of professional services revenues, together with increased demand for these services, which in part resulted from increased sales of the Company's products. In addition, service and maintenance revenues in the first quarter of 1998 benefitted from higher billing rates for professional services introduced by the Company in the fourth quarter of 1997. Service and maintenance revenues represented 59.7% of total revenues for the first quarter of 1998, compared to 35.4% in the prior year period due to the inclusion of Dallas Systems' revenues, which generally consisted of a higher percentage of service and maintenance revenues as a percentage of total revenues as compared to Neptune's revenues. While the Company is continuing to expand its service organization and seeks to have service revenues increase in absolute amount in future periods, the Company's goal is to decrease the percentage of total revenues attributable to services and maintenance as it continues to focus on selling packaged software applications.

    RESALE SOFTWARE AND EQUIPMENT REVENUES. Resale software and equipment revenues are generated from the resale of a variety of third-party software and hardware products that are integrated with the Company's software solution at the customer's request. These products include relational database software, computer hardware and radio frequency-based equipment. Resale software and equipment revenues are recognized upon shipment. The Company generally purchases software and equipment from its vendors only after receiving an order from a customer. As a result, the Company generally does not maintain a significant inventory of third-party products. Revenues from resale of software and equipment increased 726% from $140,000 in the first quarter of 1997 to $1.2 million in the first quarter of 1998. The increase in revenues from the resale of software and equipment was principally due to the overall increase in sales of EXceed products and the acquisition of Dallas Systems, which had a larger base of customers that make periodic database software and computer equipment purchases. Resale of software and equipment revenues as a percentage of total revenues decreased to 5.6% in the first quarter of 1998 from 6.6% in the prior year period as a result of the increase in total revenues in the first quarter of 1998. While the Company is able to obtain discounts from its suppliers' list prices and resell software and equipment at a modest profit, the Company resells third-party software and equipment primarily as an accommodation to its customers, and does not view this activity as a core business opportunity for the Company. The Company expects revenues from the resale of software and equipment to remain constant as a percentage of total revenues in future periods.

    COST OF REVENUES

    COST OF SOFTWARE LICENSES.  Cost of software licenses consists primarily of:
(i) the cost of royalties associated with tools used to develop the Company's software products; (ii) the cost of user documentation; (iii) the cost of reproduction and delivery of the software; and (iv) the amortization of capitalized software. Cost of software licenses represented 1.0% of software license revenues for the first quarter of 1998, down from 5.3% of such revenues in the prior year period. The decrease in the cost of software licenses as a percentage of software license revenues was primarily the result of the write-off of certain previously capitalized software development costs related to products that had diminished in value to the ongoing operations of the Company. The Company currently expenses software development costs as such costs are incurred. The Company expects the cost of software licenses as a percentage of software license revenues to remain below 3% in future periods.

    COST OF SERVICES AND MAINTENANCE. Cost of services and maintenance consists primarily of salaries of professional staff and costs associated with implementation, consulting and training services. Cost of services and maintenance also includes the cost of providing software maintenance to customers such as hotline telephone support, new releases of software and updated user documentation. Cost of services and maintenance represented 75.3% of the related revenues for the first quarter of 1998, up from 61.0% of such revenues in the prior year period. The increase in the cost of services and maintenance as a percentage of the related revenues was due to the acquisition of Dallas Systems, which added significant services revenues at margins that were lower than Neptune's traditional margins on services revenues. This lower margin on Dallas Systems' services and maintenance revenues is attributable to the larger project size of the typical Dallas Systems services contract and the multi-layered services delivery structure that was present at Dallas Systems. The Company's goal is to reduce the cost of services and maintenance as a percentage of the related revenues by streamlining and increasing the efficiency of the Company's services and maintenance organization.

    COST OF RESALE SOFTWARE AND EQUIPMENT. Cost of resale software and equipment revenues consists of costs related to the purchase of software and equipment that the Company resells to its customers. Cost of resale software and equipment represented 70.8% of related revenues in the first quarter of 1998, down from 95.7% of such revenues in the prior year period. The decrease in the cost of resale software and equipment revenues as a percentage of the related revenues in the first quarter of 1998 was due to the higher volume of reselling activities and a resulting increased ability to obtain better pricing from the Company's suppliers of such software and equipment. The Company expects the cost of resale software and equipment revenues as a percentage of the related revenues to be comparable to the level achieved in the first quarter of 1998.

    OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses include salaries and other personnel-related costs, sales commissions, travel expenses, advertising programs and other promotional activities. Sales and marketing expenses were $530,000, or 25.0% of total revenues, in the first quarter of 1997, and $4.4 million, or 21.5% of total revenues, for the first quarter of 1998. The increase in the absolute amount of sales and marketing expenses is due to (i) increased hiring of sales and marketing personnel, (ii) increased sales commissions as a result of significantly higher revenues, and (iii) increased marketing and promotional activities. The decrease in sales and marketing expenses as a percentage of total revenues is a result of greater sales and marketing efficiencies realized since the Acquisition. The Company plans to continue to invest significantly in expanding its sales and marketing organization worldwide in order to grow software license sales. As a result, the Company expects sales and marketing expenses to continue to increase in absolute amount, and to fluctuate somewhat as a percentage of total revenues, in future periods.

    RESEARCH AND DEVELOPMENT. Research and development expenses principally consist of salaries and other personnel-related costs for the Company's product development activities. Research and development expenses were $392,000, or 18.5% of total revenues, in the first quarter of 1997 and $3.1 million, or 15.3% of total revenues, in the first quarter of 1998. The increase in research and development expenses in the first quarter of 1998 in absolute amount resulted from the addition of research and development personnel primarily as a result of the Acquisition.

    Subsequent to the Acquisition, the Company has spent, and expects to continue to spend, significant amounts to harmonize the mainframe and UNIX elements of the EXceed product line obtained from Dallas Systems with the Windows NT elements of the EXceed product line contributed by Neptune. In addition, the Company intends to continue to add features and functionality to the EXceed products running on all platforms in order to remain competitive. Accordingly, the Company intends to invest increasing amounts in research and development activities, and expects such expenses to fluctuate as a percentage of total revenues in future periods.

    In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. During 1997 and 1998, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has expensed all software development costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of the finance, human resources, information systems, administrative and executive departments of the Company, insurance costs and the fees and expenses associated with legal, accounting and other administrative services. General and administrative expenses were $623,000, or 29.3% of total revenues, for the first quarter of 1997 and $2.2 million, or 10.8% of total revenues, in the first quarter of 1998. The increase in the absolute amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of the Company's business following the Acquisition. The decrease in these expenses as a percentage of total revenues was primarily due to the substantial increase in total revenues and the Company's ability to leverage its base of resources to support a larger organization. The Company expects that the absolute amount of general and administrative expenses will continue to increase in the foreseeable future, in part as a result of the additional expenses associated with operating as a public company, and that these expenses will decline somewhat as a percentage of total revenues from the level experienced in the first quarter of 1998.

    AMORTIZATION OF INTANGIBLES. In connection with the Acquisition, the Company recorded intangible assets as follows: $3.7 million of purchased technology; $1.4 million attributed to an in-place work force; $1.8 million to the purchased customer base; and $1.1 million to goodwill. The intangible assets, excluding the assembled work force and goodwill, are being amortized over six years based upon the associated estimated revenue stream noted in the appraisal analysis. The assembled work force and goodwill are being amortized on a straight-line basis over three and six year periods, respectively. Amortization of intangibles resulted in an expense of $396,000, or 1.9% of total revenues, in the first quarter of 1998.

    OTHER INCOME (EXPENSE)

    Other income (expense) consists of interest income on short-term investments, offset by interest expense on outstanding debt, and foreign currency gains and losses realized. Other income (expense) was $(4,000) in the first quarter of 1997 and $75,000 in the first quarter of 1998. The improvement in other income was primarily a result of the equity financing obtained by the Company in connection with the Acquisition, which resulted in the Company going from a net borrowing position in the first quarter of 1997 to having cash balances on deposit in the first quarter of 1998. The Company expects other income to increase after the offerings as a result of the application of a portion of the offering proceeds to retiring outstanding indebtedness of the Company and interest income on excess offering proceeds.

    MINORITY INTEREST IN SUBSIDIARY GAINS AND LOSSES

    In 1996, the Company and a third party formed a joint venture to provide supply chain execution licenses and related services in Asia. The Company owns a majority of the joint venture. The minority interest in subsidiary reflects the minority partner's share of the gains and losses of the joint venture, and were immaterial in both periods. In July 1998, the Company negotiated an agreement with its joint venture partner to purchase the partner's interest in the joint venture at a price equal to the joint venture partner's investment in the joint venture, which is expected to close in July or August 1998. As a result, the financial results of the former joint venture will thereafter be fully consolidated with those of the Company and its other subsidiaries, and there will be no further minority interest in such results.

    INCOME TAXES

    The Company recorded a federal income tax benefit of $23,000 for the three months ended March 31, 1997 and federal income tax expense of $180,000 for the three months ended March 31, 1998. The amounts recorded differ from amounts computed at the statutory rate primarily as a result of the impact of state taxes.

YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

    REVENUES

    Total revenues increased 204.0% from $2.8 million in 1995 to $8.4 million in 1996 and 218.2% to $26.8 million in 1997. The increase in 1996 over 1995 was primarily the result of the initial sales of Neptune's object-oriented, Windows NT-based software product which was released in 1996. The increase in 1997 over 1996 was primarily the result of services and maintenance as well as resale software and equipment revenues contributed by the Dallas Systems' operations following the Acquisition in September 1997, combined with several significant license sales during the fourth quarter.

    SOFTWARE LICENSE REVENUES. Software license revenues increased 298.7% from $1.1 million in 1995 to $4.3 million in 1996 and 94.8% to $8.4 million in 1997. Software license revenues represented 39.2%, 51.4% and 31.5% of total revenues in 1995, 1996 and 1997, respectively. The increase in software license revenues in 1996 was primarily the result of the market acceptance of and initial sales of Neptune's object-oriented, Windows NT-based software product which was released in that year. The increase in the amount of software license revenues in 1997 was primarily the result of: (i) several large contracts entered into in the fourth quarter; (ii) significant sales and marketing activities associated with the announcement of the Acquisition; (iii) the continued strong market demand for supply chain execution software; and (iv) a combination of an increase in the size of the Company's sales and marketing staff, particularly following the Acquisition, and a more focused selling effort in the Company's primary market sectors. The decrease in software license revenues as a percentage of total revenues was due to the significant services and maintenance revenues contributed by Dallas Systems.

    SERVICES AND MAINTENANCE REVENUES. Services and maintenance revenues increased 136.9% from $1.4 million in 1995 to $3.4 million in 1996 and 277.0% to $12.8 million in 1997. Service and maintenance revenues represented 51.7%, 40.3% and 47.7% of total revenues in 1995, 1996 and 1997, respectively. The increase in 1996 was primarily due to increased demand for installation and implementation services associated with Neptune's object-oriented, Windows NT-based software product, which was released in 1996. The increase in services and maintenance revenues in 1997 was principally due to the inclusion of Dallas Systems, which added significant capacity in the form of billable professional services personnel to meet the increased demand for services resulting from the increased sales of the Company's software products.

    RESALE SOFTWARE AND EQUIPMENT REVENUES. Resale software and equipment revenues increased 177% from $252,000 in 1995 to $698,000 in 1996 and 696.8% to
$5.6 million in 1997. Resale software and equipment revenues represented 9.1%, 8.3% and 20.8% of total revenues in 1995, 1996 and 1997, respectively. The increase in 1996 over 1995 was due to higher levels of sales of radio frequency computer equipment to both previous and new customers of the Company's software. The increase in resale software and equipment revenues in 1997 was principally due to the acquisition of Dallas Systems, which generally had a higher level of reselling activity than did Neptune.

COST OF REVENUES

    COST OF SOFTWARE LICENSES. Cost of software license revenues represented 4.8% and 8.9% of the related revenues in 1996 and 1997, respectively. The cost of software license revenues in 1995 was immaterial. The increase in the cost of software license revenues as a percentage of the related revenues in 1997 was primarily the result of the write-off of previously capitalized software development costs of $223,000 related to certain Neptune products that had diminished value to the ongoing operations of the Company as a result of the Acquisition.

    COST OF SERVICES AND MAINTENANCE. Cost of services and maintenance revenues represented 69.1%, 63.3% and 78.0% of the related revenues in 1995, 1996 and 1997, respectively. The decrease in cost of services and maintenance revenues as a percentage of the related revenues in 1996 was due to the Company's personnel gaining experience and becoming more efficient at deploying its products. The increase in the cost of services and maintenance revenues as a percentage of the related revenues in 1997 was due to the acquisition of Dallas Systems, which added significant services revenues at margins that were lower than Neptune's traditional margins on services revenues.

    COST OF RESALE SOFTWARE AND EQUIPMENT. Cost of resale software and equipment resale revenues represented 76.6%, 87.1% and 74.2% of the related revenue in 1995, 1996 and 1997, respectively. The increase in such costs as a percentage of the related revenues in 1996 compared to 1995 was a result of the higher handling and administrative costs associated with the higher level of resale activity in 1996 without commensurate pricing advantages. The decrease in the cost of resale software and equipment revenues as a percentage of the related revenues in 1997 was due to the higher volume of reselling activities and the resulting increased ability to obtain better pricing from the Company's suppliers of such software and equipment.

OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses were $555,000, or 20.0% of total revenues, in 1995; $1.3 million, or 15.0% of total revenues, in 1996; and $6.7 million, or 25.1% of total revenues, in 1997. The increase in sales and marketing expenses in 1996 was a result of higher levels of sales and marketing staff and activities than were experienced in the prior year. The decrease in these expenses as a percentage of total revenues in 1996 represents increased leverage as the Company's revenues grew significantly during 1996 over 1995. The increase in sales and marketing expense in both absolute amount and as a percentage of total revenues in 1997 was primarily attributable to: (i) a larger sales and marketing staff, (ii) increased sales commissions as a result of significantly higher revenues, and (iii) increased marketing and promotional activities, particularly in conjunction with and subsequent to the Acquisition.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $600,000, or 7.1% of total revenues, in 1996 and $3.5 million, or 13.2% of total revenues, in 1997. During 1995, the Company capitalized all research and development expenses as the projects had reached the state of technological feasibility but were not yet ready for commercial release. The Company capitalized $309,000 in research and development expenses in 1995 and $276,000 in 1996. Research and development expenses incurred in 1996 were primarily related to the development of Neptune's object-oriented Windows NT-based software product. The increase in research and development expenses in 1997 in absolute amount resulted from the addition of research and development personnel primarily in connection with the Acquisition. Significant product development efforts during 1997 included new releases for both the EXceed UNIX and Windows NT-based product lines and the development of integration features to harmonize the product lines of the Neptune and Dallas Systems.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $589,000, or 21.3% of total revenues, in 1995; $2.2 million, or 26.4% of total revenues in 1996; and $4.3 million, or 15.9% of total revenues, in 1997. The increase in general and administrative expenses in both absolute amount and as a percentage of total revenues in 1996 was due to increased administrative, legal and accounting costs caused by the growth and the increasing complexity of the Company's business. The increase in general and administrative expenses in absolute amount in 1997 was primarily the result of increased staffing and related costs associated with the growth of the Company's business after the Acquisition. The decrease in such expenses as a percentage of total revenues in 1997 was primarily due to the substantial increase in total revenues and the Company's ability to leverage its base of resources to support a larger organization.

    AMORTIZATION OF INTANGIBLES. Amortization of intangibles expense was $588,000, or 2.2% of total revenues, in 1997. The intangible assets amortized during 1997 included purchased technology, in-place work force, customer base and goodwill, all of which had been capitalized in connection with the Acquisition.

    WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT. In-process research and development represents research and development efforts that have not reached final technological feasibility. In connection with the Acquisition, the Company wrote off the fair value attributable to in-process research and development acquired from Dallas Systems. Based upon an appraisal obtained at the time of the Acquisition, in-process research and development was valued at $19.7 million, or 73.6% of total revenues for 1997, and was expensed at the date of the Acquisition. The Company did not experience similar write-offs in 1995 or 1996.

OTHER INCOME (EXPENSE)

    Other expense was $11,000 in 1995, $22,000 in 1996, and $208,000 in 1997.

MINORITY INTEREST IN SUBSIDIARY

    The Company's Asian joint venture was formed in 1996. The minority interest in the income and losses of the joint venture were immaterial in both 1996 and 1997.

INCOME TAXES

    Prior to the Acquisition, Neptune elected to be taxed pursuant to Subchapter S of the Internal Revenue Code and, as a result, income tax benefits and liabilities passed through the Company to its shareholders and the Company did not record federal or state income taxes on a historical basis for the periods prior to the Acquisition. A provision for income taxes of $157,000 in 1995 and $609,000 in 1996 was calculated on a pro forma basis as if the Company was liable for federal and state income taxes by applying the statutory rate to pretax income, adjusted for permanent tax differences. Effective with the Acquisition, the Company became subject to federal and state income taxes. For 1997, the Company recorded an income tax benefit of $225,000. The recorded benefit differs from the amount computed at the statutory rate as a result of non-deductible in-process research and development expense and merger costs. See
Note 6 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    From inception through the Acquisition, the Company funded its operations primarily through cash generated from operations and sales of securities and, to a lesser extent, bank borrowings. In connection with the Acquisition, the Company effected a private placement of securities generating net proceeds of approximately $9.8 million. As of March 31, 1998, the Company had $2.1 million in cash and cash equivalents.

    Cash provided by operations was $971,000 and $1.3 million for the years ended December 31, 1995 and 1996, respectively. For the year ended December 31, 1997 and the three months ended March 31, 1998, cash used by operations was $1.7 million and $2.4 million, respectively. The operating cash used in 1997 included cash used for funding the net loss of $1.3 million, net of depreciation, amortization and write-off of in-process research and development costs. Much of this operating cash was used to launch the new marketing programs for EXE and the EXceed product line, recruit and hire additional executives, open offices in Malaysia, China and the Middle East, and expand the sales and marketing organization worldwide. Additionally, operating cash used in 1997 was largely attributed to the increase in accounts receivable resulting from the growth in the fourth quarter of 1997 as a result of the Acquisition and from the increased sales of EXceed products. This growth in receivables during the year ended December 31, 1997 was largely offset by increased payables. The increase in accounts payable was largely attributable to the increased volume of expenditures resulting from the Acquisition and the timing of certain large software database resale transactions that were payable at December 31, 1997. The cash used by operations during the three months ended March 31, 1998, was primarily attributed to a decrease in payables of $2.5 million due to payments for the significant payables associated with the database resale transactions that were closed at the end of 1997. These uses were offset by income from operations net of depreciation of $1.1 million during the three months ended March 31, 1998.

    Cash used for investing activities was approximately $495,000 in 1995, $966,000 in 1996, $481,000 in 1997 and $1.2 million during the three months ended March 31, 1998. The Company used cash primarily for the purchase of capital equipment, such as computer equipment and furniture and fixtures, to support the Company's growth. The capital expenditures in 1997 were offset by $1.6 million in cash acquired as a result of the acquisition of Dallas Systems.

    Cash provided from financing activities was $920,000 in 1996 and was primarily the result of funds received from Neptune's joint venture partner to establish EXE Technologies (SEA) Pte. Ltd. in Singapore to service Southeast Asia and borrowings under the credit line and equipment loan facility. The cash provided from financing activities was $7.0 million in 1997. This included net proceeds from the sale of equity securities in connection with the Acquisition of approximately $9.8 million, $5.3 million of which were used to retire debt of Neptune and Dallas Systems. Additionally, during 1997 the Company raised an additional $3.7 million of equity investment and paid a distribution of $1.4 million prior to the Acquisition. The $916,000 used by financing activities during the three months ended March 31, 1998 was used to repurchase shares of stock from former employees of the Company.

    The Company has an existing $13.5 million line of credit with a commercial bank to provide funds for working capital needs. The terms of this line of credit specify that advances under the agreement are limited based upon a multiple of cash flow, as defined in the agreement. At March 31, 1998, the Company was limited to approximately $8.1 million in available funds under the terms of this agreement, none of which was outstanding.

    In order to fund the continued expansion of the business, in June and July 1998 the Company sold 371,666 shares of its Class A Common Stock for an aggregate of approximately $1.1 million to certain senior executives and vendors of the Company. These shares were issued pursuant to prior commitments which were approved by the Company's Board on April 6, 1998. In addition, in July 1998, the Company also sold 1,600,000 shares of Preferred Stock for an aggregate of $8.0 million. A portion of the net proceeds of these financing activities was used to retire outstanding balances on the Company's revolving line of credit. The Company intends to use the balance of the net proceeds to fund working capital requirements.

    The Company believes that the proceeds received by the Company from the offerings, together with current cash balances, potential cash flows from operations and available borrowings under its revolving credit facility, will be sufficient to meet its working capital requirements through December 31, 1999. The Company periodically reviews other businesses and technologies for potential acquisition. Any material acquisitions of complementary businesses, products or technologies, or material joint ventures, could require the Company to obtain additional financing before or after that time. There can be no assurance that such additional financing would be available to the Company on favorable terms, if at all. Moreover, additional financing may cause dilution to existing stockholders.

    IMPACT OF YEAR 2000

    Many currently installed computer systems and software products were coded using two digits rather than four to define the applicable year. As a result, these computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    The Company has completed a preliminary assessment and may modify or replace minor portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is not expected to be material to the Company. The project is estimated to be completed not later than January 1, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with minor modifications to existing software, the Year 2000 issues will not pose significant operational problems for its computer systems.

    The costs of the modifications and the date on which the Company believes it will complete the Year 2000 modifications are based on management's estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those anticipated. Factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and similar uncertainties.

                           DALLAS SYSTEMS CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data of Dallas Systems as of and for the years ended December 31, 1995 and 1996, and as of and for the eight and one-half month period ended September 15, 1997. The following selected consolidated financial data of Dallas Systems should be read in conjunction with the consolidated financial statements of Dallas Systems Corporation and the notes thereto and the Dallas Systems Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected financial data for Dallas Systems as of and for the years ended December 31, 1995 and 1996, and as of and for the eight and one-half month period ended September 15, 1997 have been derived from the consolidated financial statements included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent auditors.

                                                                                                    EIGHT AND
                                                                                                  ONE-HALF MONTH
                                                                            YEAR ENDED DECEMBER    PERIOD ENDED
                                                                                    31,           SEPTEMBER 15,
                                                                            --------------------  --------------
                                                                              1995       1996          1997
                                                                            ---------  ---------  --------------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                                           DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Software licenses.....................................................  $   5,591  $   7,002    $    3,038
    Services and maintenance..............................................     16,627     22,055        22,117
    Resale software and equipment.........................................      5,025      5,133         7,948
                                                                            ---------  ---------  --------------
        Total revenues....................................................     27,243     34,190        33,103
                                                                            ---------  ---------  --------------
  Cost and expenses:
    Cost of licenses, services and maintenance............................     14,399     17,926        17,039
    Cost of resale software and equipment.................................      3,300      3,170         5,668
    Sales and marketing...................................................      2,131      2,663         2,972
    Research and development..............................................      3,980      5,502         3,908
    General and administrative............................................      3,408      3,179         3,437
                                                                            ---------  ---------  --------------
        Total costs and expenses..........................................     27,218     32,440        33,024
                                                                            ---------  ---------  --------------
  Operating income (loss).................................................         25      1,750            79
    Other income (expense)................................................       (131)      (302)         (191)
                                                                            ---------  ---------  --------------
    Income (loss) before income taxes.....................................       (106)     1,448          (112)
    Provision (benefit) for income taxes..................................        (96)       339           515
                                                                            ---------  ---------  --------------
    Net income (loss).....................................................  $     (10) $   1,109    $     (627)
                                                                            ---------  ---------  --------------
                                                                            ---------  ---------  --------------
CONSOLIDATED BALANCE SHEET DATA
  (AT PERIOD END):
  Cash and cash equivalents...............................................  $     183  $   1,575    $    1,580
  Working capital.........................................................      1,307      3,835         4,348
  Total assets............................................................     12,165     14,778        18,046
  Long-term debt (less current portion)...................................      1,649      2,595           419
  Stockholders' equity....................................................      5,350      6,536         6,650

                          DALLAS SYSTEMS CORPORATIONS
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE DALLAS SYSTEMS SELECTED CONSOLIDATED FINANCIAL DATA, THE COMPANY SELECTED CONSOLIDATED FINANCIAL DATA, THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, THE COMPANY SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION AND THE FINANCIAL STATEMENTS OF THE COMPANY AND OF DALLAS SYSTEMS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THE PROSPECTUS.

OVERVIEW

    Dallas Systems was formed in 1980 to provide warehouse management systems integration and implementation services and, in 1980, introduced its first warehouse management software, which operated on the mainframe platform. In 1993, Dallas Systems began developing a version of its software for the UNIX operating system, and introduced the UNIX version of its software in 1995.

    Since its inception, Dallas Systems' revenues were derived primarily from the licensing of its mainframe and UNIX software products, consulting, implementation, training and maintenance services, and the resale of third party software and computer equipment. In accordance with its original services-based business approach, Dallas Systems was primarily focused on pursuing consulting projects for its large professional services organization using its services relationships to introduce software products to customers. As a result, Dallas Systems maintained a relatively small sales and marketing operation and did not devote substantial resources to sales and marketing of its software. In addition, Dallas Systems experienced seasonality in its business with a disproportionately greater amount of its revenue for any fiscal year being recognized in its fourth quarter and a disproportionately lesser amount therof being recognized in third quarter.

    Dallas Systems' separate existence ended with completion of the Acquisition on September 15, 1997.

    The following table sets forth operating data as a percentage of total revenues represented for the periods indicated:

                                                                                                  EIGHT AND ONE-
                                                                            YEAR ENDED DECEMBER     HALF MONTHS
                                                                                    31,                ENDED
                                                                            --------------------   SEPTEMBER 15,
                                                                              1995       1996          1997
                                                                            ---------  ---------  ---------------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Software licenses.......................................................       20.5%      20.5%          9.2%
  Services and maintenance................................................       61.0       64.5          66.8
  Resale software and equipment...........................................       18.5       15.0          24.0
                                                                            ---------  ---------       -------
      Total revenues......................................................      100.0      100.0         100.0
                                                                            ---------  ---------       -------
Cost and expenses:
  Cost of licenses, services and maintenance..............................       52.9       52.4          51.5
  Cost of resale software and equipment...................................       12.1        9.3          17.1
  Sales and marketing.....................................................        7.8        7.8           9.0
  Research and development................................................       14.6       16.1          11.8
  General and administrative..............................................       12.5        9.3          10.4
                                                                            ---------  ---------       -------
      Total costs and expenses............................................       99.9       94.9          99.8
                                                                            ---------  ---------       -------
Operating income (loss)...................................................        0.1        5.1           0.2
  Other income (expense)..................................................       (0.5)      (0.9)         (0.5)
                                                                            ---------  ---------       -------
  Income (loss) before income taxes.......................................       (0.4)       4.2          (0.3)
  Provision (benefit) for income taxes....................................       (0.4)       1.0           1.6
                                                                            ---------  ---------       -------
  Net income (loss).......................................................        0.0%       3.2%         (1.9%)
                                                                            ---------  ---------       -------
                                                                            ---------  ---------       -------

EIGHT AND ONE-HALF MONTHS ENDED SEPTEMBER 15, 1997, AND YEARS ENDED DECEMBER 31,
  1996 AND 1995

REVENUES

    Dallas Systems' revenues consisted of: revenues from the licensing of its mainframe and UNIX software products; fees derived from consulting implementation, training and maintenance services; and revenues generated from the resale of third party software and computer equipment. Total revenues increased 25.5% to $34.2 million in 1996 from $27.2 million in 1995. Revenues for the eight and one-half months ended September 15, 1997 (the "September 1997 Period") were $33.1 million.

    SOFTWARE LICENSE REVENUES. Software license revenues were derived from licensing Dallas Systems' mainframe and UNIX supply chain execution software. Dallas Systems' software license revenues were generally recognized upon delivery of software product, receipt of a signed license agreement and after any customer cancellation right has expired, provided no significant vendor obligations remain outstanding and collection is probable. Software license revenues increased 25.2% from $5.6 million in 1995 to $7.0 million in 1996, and were $3.0 million in the September 1997 Period. Software license revenues constituted 20.5% of total revenues in 1995 and 1996, and 9.2% of total revenues in the September 1997 Period. The increase in the absolute amount of such revenues in 1996 compared to 1995 was primarily a result of additional sales in 1996 of Dallas Systems' UNIX-based software. Software license revenues in the September 1997 Period declined as a percentage of total revenues primarily due to the absence of results for the fourth quarter of 1997, which was typically Dallas Systems' strongest quarter in terms of license revenues.

    SERVICES AND MAINTENANCE REVENUES. Services revenues were primarily derived from fees for consulting implementation and training services and were recognized as the services were performed. Maintenance revenues were derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals and were recognized ratably over the term of the maintenance period, which was typically one year. Payments for maintenance fees were generally made in advance. Services and maintenance revenues increased 32.7% from $16.6 million in 1995 to $22.1 million in 1996, and were $22.1 million in the September 1997 Period. Services and maintenance revenues constituted 61.0%, 64.5% and 66.8% of total revenues in 1995, 1996 and the September 1997 Period, respectively. The increase in services and maintenance revenues in absolute amount and as a percentage of total revenues in 1996 compared to 1995 was primarily a result of increased demand for Dallas Systems' services in connection with higher levels of sales of UNIX-based software. Services and maintenance revenues increased as a percentage of total revenues in the September 1997 Period as compared to the prior periods as a result of continued demand for services associated with Dallas Systems' UNIX-based software. The higher level of services activity in 1996 and the September 1997 Period was due in part to the relatively higher level of consulting requested by customers to implement the relatively newer UNIX-based software.

    RESALE SOFTWARE AND EQUIPMENT REVENUES. Resale software and equipment revenues were generated from the resale of a variety of third-party software and hardware products that were integrated with Dallas Systems' software solution at the customers' request. These products included relational database software, computer hardware and radio frequency-based equipment. Resale software and equipment revenues were recognized upon shipment. Resale software and equipment revenues were essentially unchanged in absolute amount between 1995 and 1996, having increased from $5.0 million in 1995 to $5.1 million in 1996, and were $7.9 million in the September 1997 Period. Resale software and equipment revenues constituted 18.5%, 15.0% and 24.0% of total revenues in 1995, 1996 and the September 1997 Period, respectively. The decrease in resale software and equipment revenues as a percentage of total revenues in 1996 as compared to 1995 was due to the growth in service and maintenance revenues as a percentage of total revenues. The increase in resale of software and equipment revenues in the September 1997 Period as a percentage of total revenues over the prior periods was primarily a result of customers accelerating their purchases of database software in anticipation of price increases by the database software vendor.

COST OF REVENUES

    COST OF LICENSES, SERVICES AND MAINTENANCE. Cost of licenses, services and maintenance consists primarily of salaries of professional staff and costs associated with consulting, implementation and training services. Cost of licenses, service and maintenance also includes the cost of reproducing software and user documentation, which was immaterial in all periods, and the cost of providing software maintenance such as hotline telephone support, new releases of software and updated user documentation. Cost of licenses, services and maintenance represented 86.6%, 81.3% and 77.0% of the services and maintenance revenues in 1995, 1996 and the September 1997 Period, respectively. The decrease in cost of licenses, services and maintenance as a percentage of the licenses, services and maintenance revenues in 1996 and the September 1997 Period compared to prior periods was primarily a result of improved efficiency in the consulting and implementation services provided to customers.

    COST OF RESALE SOFTWARE AND EQUIPMENT. Cost of resale software and equipment revenues consists of costs related to the purchase of software and equipment that the Company resells to its customers. Cost of resale software and equipment represented 65.7%, 61.8% and 71.3% of the related revenues in 1995, 1996 and the September 1997 Period, respectively. The decrease in the cost of resale software and equipment revenues as a percentage of the related revenues in 1996 was due to the higher volume of reselling activities and a resulting increased ability to obtain better pricing from the Company's suppliers of such software and equipment. The increase in such costs as a percentage of the related revenues in the September 1997 Period was primarily a result of a change in the mix of such products sold to a greater percentage of lower margin products.

OPERATING EXPENSES

    SALES AND MARKETING. Sales and marketing expenses include salaries and other personnel-related costs, sales commissions, travel expenses, advertising programs and other promotional activities. Sales and marketing expenses were $2.1 million, or 7.8% of total revenues, in 1995; $2.7 million, or 7.8% of total revenues, in 1996; and $3.0 million, or 9.0% of total revenues, in the September 1997 Period. The increase in sales and marketing expenses in absolute amount in each period reflects the generally higher level of business activities. Sales and marketing expenses as a percentage of total revenues in 1996 remained constant with the 1995 level as a result of the more rapid growth in revenues from period to period. The increase in sales and marketing expenses as a percentage of total revenues for the September 1997 Period reflects the timing of certain marketing activities which generally have a delayed impact on revenues.

    RESEARCH AND DEVELOPMENT. Research and development expenses principally consist of salaries and other personnel-related costs for Dallas Systems' product development activities. Research and development expenses were $4.0 million, or 14.6% of total revenues, in 1995; $5.5 million, or 16.1% of total revenues, in 1996; and $3.9 million, or 11.8% of total revenues in the September 1997 Period. Research and development expenses increased in absolute amount in 1996 as a result of continued development efforts devoted to enhancing the functionality of Dallas Systems' UNIX-based software. The increase of such expenses as a percentage of total revenues in 1996 reflected the significant investments necessary to refine and enhance the features of the UNIX-based software following its launch in 1995. The lower level of research and development expenses as a percentage of total revenues in the September 1997 Period reflects reduced investment level required to enhance the base functionality of Dallas Systems' UNIX-based software.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of the finance, human resources, information systems, administrative and executive departments of the Company, insurance costs, and the fees and expenses associated with legal, accounting and other administrative services. General and administrative expenses were $3.4 million, or 12.5% of total revenues, in 1995; $3.2 million, or 9.3% of total revenues, in 1996; and $3.4 million, or 10.4% of total revenues in the September 1997 Period. The decrease in general and administrative expenses as a percentage of total revenues in 1996 was primarily due to the increase in total revenues and the Company's ability to leverage its base of resources to support a larger organization. The increase in such expenses as a percentage of total revenues in the September 1997 Period was primarily the result of increased staffing and related costs associated with the growth of the Dallas Systems business and additional legal and accounting expenses incurred in connection with the Acquisition.

OTHER EXPENSE

    Other expense consists of interest expenses on outstanding debt net of interest income on short-term investments. Other expense was $131,000 in 1995, $302,000 in 1996 and $191,000 in the September 1997 Period, and represented less than 1% of total revenues in each period.

INCOME TAXES

    Dallas Systems recorded an income tax benefit of $96,000 in 1995 and provisions for income taxes of $339,000 and $515,000 for the year ended December 31, 1996 and the September 1997 Period, respectively. The effective tax rate in 1995 and 1996 differs from the statutory rate principally as a result of research and development credits. The effective tax rate for the September 1997 Period differs from the statutory rate as a result of the $632,000 tax liability resulting from the gain for tax purposes associated with the transfer of the Dallas Systems corporate headquarters to the principal shareholder. This amount was partially offset by research and development credits.

               SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma financial information of the Company for the year ended December 31, 1997 has been derived from the audited financial statements of the Company for the year ended December 31, 1997 and the audited financial statements of Dallas Systems for the eight and one-half months ended September 15, 1997, all included herein. The unaudited pro forma financial information for the Company reflects the Acquisition as if it had taken place on January 1, 1997. The Company was formed as a result of simultaneous transactions through which the stockholders of Neptune and Dallas Systems exchanged their stock in Neptune and Dallas Systems for stock in EXE. The Acquisition included a $15 million purchase by an investment group of shares of the Company's Preferred Stock which was used to acquire 50% of the equity interest of former Dallas Systems shareholders. The $30 million value of the Acquisition was based upon the $15 million paid for 50% of the former equity interest of Dallas Systems. The merger was accounted for as a purchase of Dallas Systems by Neptune. The unaudited pro forma condensed consolidated financial information set forth below reflects certain adjustments including (i) the amortization of purchased intangible assets as though the business had been combined for the full period,
(ii) the elimination of the one time write-off of in-process research and development, and (iii) the elimination of certain non-recurring merger-related costs. The information set forth below should be read in conjunction with the other information contained in Selected Consolidated Financial Data of the Company, Selected Financial Data of Dallas Systems, and the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company and of Dallas Systems and the Consolidated Financial Statements of the Company and Dallas Systems and Notes thereto included elsewhere in this Prospectus. This information is unaudited and does not purport to represent the actual operating results had the Acquisition taken place January 1, 1997, nor does it purport to be indicative of the results that would be obtained in the future.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        DALLAS    PRO FORMA
                                                                EXE     SYSTEMS  ADJUSTMENTS     PRO FORMA
                                                              --------  -------  ------------   -----------
                                                                  (in thousands, except per share data)
Revenues:
  Software licenses.........................................  $  8,429  $ 3,038  $     --       $11,467
  Services and maintenance..................................    12,781   22,117        --        34,898
  Resale software and equipment.............................     5,562    7,948        --        13,510
                                                              --------  -------  ------------   -----------
    Total revenues..........................................    26,772   33,103        --        59,875
                                                              --------  -------                 -----------

Costs and expenses:
  Cost of software licenses.................................       749       --        --           749
  Cost of services and maintenance..........................     9,967   17,039       (75)(a)    26,931
  Cost of resale software and equipment.....................     4,129    5,668        --         9,797
  Sales and marketing.......................................     6,721    2,972        (8)(a)     9,685
  Research and development..................................     3,534    3,908       (91)(a)     7,351
  General and administrative................................     4,263    3,437      (864)(a)     6,836
  Amortization of intangibles...............................       588       --     1,105(b)      1,693
  Write-off of in-process research and development..........    19,700       --   (19,700)(c)        --
                                                              --------  -------  ------------   -----------
    Total costs and expenses................................    49,651   33,024   (19,633)       63,042
                                                              --------  -------  ------------   -----------

Operating income (loss).....................................   (22,879)      79    19,633        (3,167)

Other income (expense):
  Interest income...........................................       177       28        --           205
  Interest expense..........................................      (158)    (239)      397(d)         --
  Other.....................................................      (227)      20        --          (207)
                                                              --------  -------  ------------   -----------
Total other income (expense)................................      (208)    (191)      397            (2)
                                                              --------  -------  ------------   -----------
Loss before minority interest and taxes.....................   (23,087)    (112)   20,030        (3,169)
Minority interest in subsidiary loss........................        76       --        --            76
                                                              --------  -------  ------------   -----------
Loss before taxes...........................................   (23,011)    (112)   20,030        (3,093)
Provision (benefit) for income taxes........................      (225)     515      (517)(e)      (227)
                                                              --------  -------  ------------   -----------
Net loss....................................................  $(22,786) $  (627) $ 20,547       $(2,866)
                                                              --------  -------  ------------   -----------
                                                              --------  -------  ------------   -----------
Net loss per share..........................................                                    $ (0.26)(f)
Shares used in computing net loss per share.................                                     11,228(f)

 See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

    The accompanying unaudited pro forma condensed consolidated statement of operations of the Company for the year ended December 31, 1997 reflect the pro forma adjustments associated with the Acquisition as if it had taken place on January 1, 1997.

    The Unaudited Pro Forma Condensed Consolidated Statement of Operations gives effect to the following unaudited pro forma adjustments:

    (a) Represents the (i) elimination of certain expenses totaling $458,000 associated with legal, consulting and travel expenses related to the Acquisition which were not capitalizable as part of the purchase price, (ii) elimination of certain expenses totaling $443,000 associated with severance costs incurred related to the termination of former Dallas Systems employees prior to and as a negotiated component of the Acquisition and related recruiting costs to retain their replacements and (iii) elimination of other expenses consisting principally of the elimination of depreciation associated with the allocation of purchase price to acquired computer equipment totaling $137,000.

    (b) Represents amortization of intangible assets totaling $1,105,000 resulting from the Acquisition. The estimated value of the intangibles will be amortized over periods ranging from three to six years.

    (c) Represents the elimination of the write-off of the in-process research and development associated with the Acquisition.

    (d) Represents the elimination of interest expense totaling $397,000 eliminated as a result of the repayment of certain Dallas Systems and Neptune debt with the funds available as a result of the Acquisition.

    (e) Represents the elimination of the tax provision of Dallas Systems totaling $632,000 associated with the sale of a building to the former major shareholder of Dallas Systems as part of the Acquisition transaction and the tax effect of the pro forma adjustments.

    (f) Pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by the weighted average common shares of the Company.

                                    BUSINESS

OVERVIEW

    EXE is a leading provider of supply chain execution software. Supply chain execution encompasses ordering, transporting, handling, storing and delivering inventory as it moves through the supply chain from manufacturer to the point of sale. The Company's software solution, EXceed, allows businesses to optimize the operations of warehouses, distribution centers and other supply chain nodes and to enhance the tracking and logistical control of inventory through the supply chain. Combining elements of traditional warehouse, transportation and order management systems, EXceed is designed to provide companies with an enterprise-wide view of inventory regardless of its handling state or location. By enabling better visibility and logistical control over inventory through the supply chain, EXceed allows businesses to improve inventory turnover, reduce carrying costs and more efficiently satisfy customer demand by delivering the right product to the right place at the right time. In addition, EXceed is designed to enable businesses to reduce operating costs through more efficient management of labor, materials and other resources within warehouses and distribution centers. AMR Research estimates that the supply chain execution market will reach $1.4 billion in 1998 and continue to grow at a compound annual growth rate of approximately 40% through 2002.

    EXE commenced operations in September 1997 following Neptune's acquisition of Dallas Systems. The transaction combined Neptune's leading Windows NT technology, rapid implementation focus and packaged applications business model with Dallas Systems' large installed base, strong vertical domain expertise and experience in designing and implementing mainframe and UNIX systems for high transaction volume distribution environments. In addition, the Acquisition provided international market leverage through the companies' complementary strengths in Europe and Asia, and vertical market leverage, primarily in the grocery, retail/wholesale and 3PL market segments.

INDUSTRY BACKGROUND

    Today's increasingly competitive business environment demands that businesses continuously improve manufacturing and distribution efficiency, product quality and customer service. To address these challenges, businesses have been forced to enhance their ability to move raw materials, components and finished goods through the supply chain in order to deliver the right product to the right place at the right time at a competitive cost. A number of trends, however, have made it increasingly difficult to satisfy these demands, including: (i) globalization of manufacturing, component sourcing and sales;
(ii) expanded product variety leading to the proliferation of stock keeping units ("SKUs"); and (iii) increased reliance on just in time, vendor managed and continuous replenishment inventory management practices. Further complicating the matter, enterprises are increasingly utilizing strategies such as manufacturing postponement and value-added distribution, which require traditional warehouses to evolve into complex work centers capable of providing value-added services such as product assembly and customized packaging. In addition, the growth of electronic commerce and the emergence of the Internet have resulted in new distribution models and increased customer expectations for rapid order fulfillment. Many enterprises are attempting to meet these challenges either by improving their internal logistics operations through the use of information technology or by outsourcing such operations to 3PL companies.

    Enterprise resource planning ("ERP") systems and advanced planning systems ("APS") have enabled businesses to improve their capabilities in forecasting, scheduling and supply chain planning. These systems, however, typically do not address the execution of the operational plans that they generate. The Company believes that enterprises are now realizing that a supply chain execution system, which focuses on the ordering, transporting, handling, storing and delivery of product, represents a critical element in the effort to optimize overall supply chain operations. Supply chain execution systems can also enhance the effectiveness of APS and ERP systems by providing feedback of real-time data about the handling state and location of inventory to such systems.

    Companies have traditionally addressed supply chain execution challenges with disparate, heterogeneous software systems, deployed at single locations within the supply chain and focused separately on warehouse, transportation and order management challenges. These solutions are generally not well-integrated with one another or with other enterprise software systems, restricting the flow of information across the supply chain. As a result, such solutions are limited in their ability to enable enterprise-wide inventory management and to optimize overall supply chain execution. In addition, these point solutions are often based on legacy computing architectures, require extensive and costly customization to meet customer needs and are often difficult to upgrade. Furthermore, many of these systems historically have not been able to scale to accommodate the high transaction volume requirements of large, distribution-intensive enterprises.

THE EXE SOLUTION

    The Company believes its EXceed software solution offers a fundamentally new approach to supply chain execution by addressing many of the limitations inherent in traditional systems. The EXceed product combines elements of the functionality of warehouse, transportation and order management systems to offer an integrated platform for supply chain logistics optimization. EXceed's component architecture, which includes core functionality in a base system and optional modules for additional capabilities, provides a scalable, multi-platform solution that companies can efficiently adapt to their specific supply chain execution needs. EXceed is designed to enhance revenue growth and reduce the operating costs of businesses by improving their ability to manage inventory and address evolving and increasingly complex customer demands. Key elements of the EXE solution include:

    "BEST-OF-BREED" PRODUCT FUNCTIONALITY. The EXceed solution provides leading warehouse management functionality designed to enable dynamic logistical control and optimization of warehouses and distribution centers throughout the supply chain. In addition to the base warehouse management system, EXE also offers a number of functional modules including labor management, transportation management, performance monitoring and specific functionality targeted toward 3PL providers.

    INTEGRATED, ENTERPRISE-WIDE SOLUTION. EXceed is designed to enable businesses to deploy an integrated, single-vendor, enterprise-wide supply chain execution solution that reaches beyond the four walls of a single facility. EXE offers a full suite of products designed to blend traditional warehouse, transportation and order management solutions and provide inventory visibility across all locations and handling states. As a result, customers are afforded a higher level of logistical control and flexibility, enabling improved inventory turnover, lower carrying costs and enhanced ability to rapidly and accurately fulfill customer demand. The EXceed platform also provides the enterprise-wide scalability necessary to address increasingly complex and distributed logistics environments.

    PACKAGED APPLICATION. In a market which has been characterized by software systems requiring significant customization and a lengthy implementation process, EXceed is designed for rapid installation and deployment. The product architecture offers the customer the flexibility to add additional features to the base system, while still maintaining a standardized upgrade path for future versions. In addition, EXceed incorporates a broad set of application program interfaces ("APIs") that simplify integration with other enterprise software systems and facilitate product upgrades.

    MULTIPLE PLATFORM AVAILABILITY. EXE offers versions of EXceed for mainframe, UNIX and Windows NT environments. Accordingly, the Company is able to deliver its solutions to customers regardless of their computing infrastructure, allowing enterprises to leverage their existing computer system investments. Moreover, certain versions of EXceed include a sophisticated message broker that allows applications to share information across architectural barriers.

    COMPLEMENTARY TO APS AND ERP SYSTEMS. EXceed operates in conjunction with APS, ERP and legacy systems by executing planning or other operational instructions generated by such systems. EXceed can also enhance the effectiveness of APS and ERP systems by providing feedback of real-time inventory data to such systems.

    GLOBAL PRESENCE AND CAPABILITIES. The Company has established a substantial international presence, including eleven offices worldwide, enabling it to rapidly meet the demands of multinational customers that maintain global supply chains. The EXceed product line includes versions in English, French, German, Spanish, Japanese, Chinese, Arabic, Thai and Malaysian, all of which are capable of interacting with one another.

    [GRAPHIC: Depiction of EXE's coverage of the Order Execution, WMS, and Transportation Execution space.]

STRATEGY

    The Company's objective is to be the leading provider of supply chain execution software. The following outlines the Company's strategy for achieving this objective:

    EXPAND GLOBAL DISTRIBUTION. The Company intends to continue to make significant investments in the expansion of its worldwide sales and marketing organization and alliance efforts in order to capitalize on the substantial growth opportunities in the global supply chain execution market. The Company has established a presence in Europe, Asia and the Middle East and intends to expand aggressively in these regions, as well as to launch operations in Latin America.

    EXTEND PRODUCT OFFERINGS AND TECHNOLOGY LEADERSHIP. The Company intends to leverage EXceed's component architecture by continuing to add differentiating features and functionality to its product offerings. For example, the Company has a number of software modules under development, including modules that address product slotting and virtual inventory management.

    EXPAND AND ENHANCE VERTICAL MARKET FOCUS. The Company has tailored its products and services to address the requirements of participants in the retail/wholesale, manufacturing/CPG and 3PL markets. The Company intends to deepen penetration into these broad markets by offering focused product, sales and service packages designed to address their unique requirements. Targeted market segments within these broader categories include such areas as automotive parts, pharmaceuticals and electronics.

    STRENGTHEN AND EXTEND STRATEGIC ALLIANCES. The Company intends to supplement its professional service capabilities by attracting additional partners to its Global Consulting Alliance Program. This program is intended to provide additional leverage to the Company's product implementation and sales and marketing activities through agreements with consulting firms such as PricewaterhouseCoopers LLP. The Company also maintains, and intends to build upon, strategic relationships with a number of enterprise software providers, including i2 Technologies, Inc., Manugistics Group, Inc., and Oracle Corporation.

    INCREASE SALES TO EXISTING CUSTOMER BASE. The Company has a significant installed base of customers, many of which use only the warehouse management system and selected associated modules. The Company intends to intensify its efforts to sell additional modules, as well as upgrades, to its existing customer base.

    DELIVER WORLD CLASS SERVICE, SUPPORT AND TRAINING. The Company intends to continue to standardize its service offerings in order to provide consistent, high quality service, support and training. The Company has launched a branding effort to develop and promote its service, support and training offerings as products, thus providing the same awareness and leverage that characterizes its packaged software applications. In particular, the Company intends to expand EXE University, its global training organization, in order to offer enhanced training capabilities to the Company's customers and alliance partners.

PRODUCTS

    EXceed is a flexible, integrated supply chain execution solution available for single sites or global enterprise-wide supply chains. EXceed consists of a core warehouse management system, which includes order management functionality, and a number of optional modules which can be interchangeably packaged as needed and are available for deployment on mainframe, UNIX and Windows NT platforms. The following chart sets forth a brief description of EXceed's features and functions.

       PRODUCT                                                DESCRIPTION
--------------------------------------------------------------------------------------------
                                        WAREHOUSE MANAGEMENT
WAREHOUSE               -          Provides dynamic control and enables optimization of warehouses
MANAGEMENT SYSTEM                  and distribution centers
                        -          Optimizes receiving, putaway, quality control, replenishment, cycle counting, physical inventory, picking, shipping and other traditional warehouse functions
                        -          Enables electronic data interchange, order wave planning, and order allocation, along with other order management activities
--------------------------------------------------------------------------------------------
                                    WAREHOUSE MANAGEMENT MODULES
RADIO FREQUENCY SERVER  -          Provides real time data collection and task dispatching through
AND CLIENT                         hand carried or vehicle mounted computers connected to a wireless network
                        -          Supports receiving, putaway, quality control, replenishment, cycle counting, picking and shipping
LABOR MANAGEMENT        -          Provides for development and use of discrete, engineered labor standards for task management and measurement of worker
                                   efficiency
                        -          Enables linking with incentive pay plans
THIRD PARTY LOGISTICS   -          Provides components unique to 3PL providers including billing and product expediting modules
                        -          Enables bar code labeling, consolidation, and transmission of advanced shipment notifications ("ASNs") in work centers such as air freight and container freight stations
CROSS DOCK & FLOW       -          Automates the process by which a warehouse receives and tranships
THROUGH                            product when product destination is known at receipt time (cross docking)
                        -          Provides built-in flexibility to react to changes in requirements at product or order level when final destination is not known at receipt time (flow through)
KEY PERFORMANCE         -          Serves as a "dash board" application that collects, measures and
INDICATOR MONITOR                  presents detailed statistics on the performance of a single warehouse facility
                        -          Provides notification when certain thresholds are crossed
--------------------------------------------------------------------------------------------
                                  TRANSPORTATION EXECUTION MODULES
YARD & DOCK             -          Provides a link between the warehouse and transportation
                                   components
                        -          Controls dock scheduling, facility doors and equipment in the yard
TRANSPORTATION          -          Provides shipping request entry, routing, trip scheduling,
EXECUTION MANAGEMENT               tracking, accounting and analysis features
                        -          Integrates seamlessly with transportation planning packages from third party software vendors

    The Company also engages in the resale of hardware and software primarily for the convenience of its customers, and in support of its core licensing and services business. Hardware resale items are composed mainly of servers and radio frequency data collection units. Resale software consists primarily of relational databases.

PRODUCT DEVELOPMENT

    The following table describes products currently under development by the
Company:

            PRODUCT                                               DESCRIPTION
PRODUCT SLOTTING                  -          Optimizes product arrangement in facilities based on
(ANTICIPATED RELEASE DATE: LATE              product attributes, order patterns, facility
1998)                                        information and labor attributes
                                  -          Transfers movement instructions directly to the
                                             systems task manager allowing workers to optimize
                                             warehouse layout during slow periods
                                  -          Assists in the design of new warehouses and re-design
                                             of existing facilities
                                  -          Integrates with task management functionality of third
                                             party software
--------------------------------------------------------------------------------------------
                                             VIRTUAL INVENTORY MANAGEMENT
SUPPLY CHAIN EVENT MONITOR        -          Defines supply chain events and responses, such as
(ANTICIPATED RELEASE DATE: EARLY             automatic notification or order initiation
1999)
SUPPLY CHAIN INVENTORY            -          Receives and accepts messages regarding inventory
VISIBILITY MONITOR                           location, handling state and quantity from EXE or
(ANTICIPATED RELEASE DATE: EARLY             third party systems throughout the supply chain
1999)

    Ongoing product development efforts are focused on broadening the functionality of EXceed to more fully address various aspects of supply chain execution, in particular those that target specific market segments, such as automotive parts, pharmaceuticals and electronics. There can be no assurance that the Company will be successful in developing these or any other new products, will not experience difficulties that could delay or prevent successful development, or will successfully identify new product opportunities and develop and bring new products to market on a timely and efficient manner or that its products will achieve market acceptance.

    The Company's research and development expenses for the years ended December 31, 1996 and 1997 were $600,000 and $3.5 million, respectively. For the three months ended March 31, 1998, the Company expensed approximately $3.1 million on research and development activities. The Company intends to continue to increase its investment in product development in the future.

TECHNOLOGY

    EXceed employs an N-tier, component-based architecture that was designed using object-oriented development tools, and features a CORBA-compliant message broker and robust application interfaces to systems provided by ERP, warehouse, transportation and order management and APS vendors. This architecture provides the flexibility to assemble products rapidly to new vertical markets, in addition to offering high performance, reliability and scalability for mission-critical supply chain activities. The N-tier architecture also allows for separate data and application servers with a thin, low maintenance client layer. The Company believes that this approach substantially reduces the cost and complexity of operations at the desktop, a design objective that is now being pursued by most enterprise software vendors. The object-oriented development environment and component architecture enable EXE to bring major new functions to market quickly and allow customers to add such functionality with minimal adjustment to their existing systems. EXceed's Interoperability Layer, which is a CORBA-compliant message broker, enables EXE to add new modules to both the current base architecture and EXE's legacy architectures, allowing customers to capitalize on their investment in purchases of prior EXE solutions. Designed through the message broker, API's to ERP, warehouse, transportation and order management and APS vendors, as well as to customer legacy systems, enable complete integration of the supply chain. The design of these interfaces not only permits rapid release upgrade, but also allows customers and consultants to develop interfaces to customer-built systems and packages that are not supported as "off the shelf" interfaces from EXE.

    [GRAPHIC: DEPICTION OF EXE ARCHITECTURE]

SERVICES, SUPPORT AND TRAINING

    The Company believes that a high level of customer service and support provides differentiation in the marketplace and is critical to the successful implementation of its products. Accordingly, the Company is committed to expanding its professional services group that is responsible for implementation services and consulting, training and product maintenance, response center support and upgrades.

    PROFESSIONAL SERVICES AND CONSULTING. The Company offers an array of services to facilitate successful implementation of EXceed and integration with the customers' existing systems. Services include implementation project management, on-site software training, operational engineering, industrial engineering, software customization and supply chain consulting. Professional services and consulting are generally billed on a time and materials basis, although the Company expects fixed price contracts to represent a growing percentage of the business in the future.

    The Company utilizes a standardized implementation methodology, known as GEM (Global Execution Methodology), which enables the Company and its alliance partners to provide a consistent, high quality level of implementation services. GEM includes a globally deployed application that provides planning, change management and quality control of system implementations. The application enables customers, EXE personnel and alliance partners to access project information on a global basis, allowing for centralized quality checks and project monitoring.

    The Company also believes that a strong alliance program with third-party consulting and service providers is an important component of its strategy to expand its professional implementation and service business and support growth in licensing revenues. Through the Global Consulting Alliance Program, the Company partners with providers of complementary consulting and implementation services, such as PricewaterhouseCoopers LLP. This program requires a financial commitment from both parties and the development of a practice plan for every partner. The Global Consulting Alliance Program reduces the need for the Company to increase its internal professional services organization in support of the Company's growing software licensing business.

    TRAINING. The Company offers intensive education and training for its customers, employees and third party implementation providers, either at Company locations or at customer sites through the EXE University. Students who are certified by EXE University are qualified to implement the Company's products. EXE University also offers an accreditation program for those who wish to train others. The Company offers training currently in North America, Europe and Asia.

    MAINTENANCE AND SUPPORT. The Company provides a comprehensive maintenance program under which subscribing customers receive upgrades to licensed software components and are entitled to support services. The Company has the ability to remotely access the customer's system in order to perform diagnostics, on-line assistance and software upgrades. The Company also runs a response center in Dallas 24 hours, 7 days a week, 365 days per year, with additional support centers in the United

Kingdom, Singapore and Australia. The Company offers a standard annual maintenance option providing for customer telephone support during normal business hours for 15% of the current software license fee and 24 hour maintenance for 20% percent of the current software license fee.

CUSTOMERS

    The Company's customers fall primarily into three broad market segments: retail/wholesale, manufacturing/CPG and 3PL. Since the Acquisition, the Company has provided products and services to approximately 200 customers. The following table sets forth a list of the Company's customers who purchased over $300,000 of software licenses and/or services in the period from September 15, 1997 through June 30, 1998.

-------------------------------------------------  ---------------------  ----------------------------
                RETAIL/WHOLESALE                     MANUFACTURING/CPG       THIRD PARTY LOGISTICS
Ahold, Inc.                   Metro Richilieu      Ford Motor Company     BAX Global Logistics
American Stores               National Grocers     General Motors         Bekins/GEO Logistics
CompUSA                       Neiman-Marcus        Hewlett-Packard        British Oxygen Corp.
Consolidated Stores           PetsMart                                    Caliber Logistics
Consumer Value Stores (CVS)   Provigo                                     Fritz Companies
Dairy Farm                    Publix Supermarkets                         GE/Penske Logistics
Davids                        Roundy's                                    Kintetsu World Express (KWE)
Eckerd Drugs                  Selco                                       TNT Canada
Fabri-Centers of America      Shoppers                                    USF Logistics
Foodstuff                     Sobeys                                      Zero Mountain
Hannaford                     Staples
Harris Teeter                 StarMarket
Hy-Vee Food                   Tru-Serve
IPC                           Wellcome
Kmart                         Woolworths

    The Company's top five customers for the year ended December 31, 1997 and three months ended March 31, 1998 in the aggregate accounted for 29.1% and 28.0%, respectively, of the Company's revenues. No customer accounted for more than 10% of total revenues during the year ended December 31, 1997, except for Tru-Serve Corporation, which accounted for 11.4% of total revenues during such period.

SALES AND MARKETING

    The Company generates most of its revenues through its direct sales force. The direct sales organization consists of geographically-based business development managers supported by sales consultants with particular experience in industries such as retail/wholesale, manufacturing/CPG and 3PL. The Company currently employs sales personnel throughout North America, Europe and Asia. The Company conducts comprehensive marketing programs that include advertising, public relations, trade shows, direct mail, joint marketing and an ongoing customer communication program.

    The Company has developed a global sales support system that provides status information on sales prospects and a complete global report of the Company's sales process, which it believes offers an important competitive advantage in its sales efforts. The sales support system is accessible to each of the Company's business development managers and sales consultants in real-time.

    The sales cycle for the Company's products typically begins with the generation of a sales lead or the receipt of a request for proposal from a prospective customer. The Company follows a strict methodology for qualification, tracking and closing of the prospect and has deployed a return on investment tool that is used by all sales staff to present the Company's value proposition to potential customers. The sales cycle can vary substantially from customer to customer but typically requires three to nine months.

COMPETITION

    The market for the Company's products is intensely competitive, highly fragmented and characterized by rapid technological change. The Company believes the principal competitive factors affecting the market for the Company's products include product architecture, functionality and features, ease and speed of implementation, return on investment, product quality, price and performance, level of support, geographical location, vendor and product reputation and alliance partner relationships. The Company's competitors are numerous and diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. Competitors tend to vary greatly depending on the customer's geographical location or vertical market segment. The Company's existing competitors include: (i) warehouse and transportation software vendors such as Catalyst International, Inc., Manhattan Associates, Inc. and McHugh Software International, Inc.; (ii) ERP and APS vendors that offer warehouse or transportation modules as part of their suites, such as J.D. Edwards & Company and SAP Aktiengesellschaft; (iii) smaller independent companies that have developed or are attempting to develop warehouse and transportation management software solutions; and (iv) corporate information technology departments of potential customers capable of internally developing solutions. Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than the Company, any of which could provide them with a significant competitive advantage.

    The Company expects to face increased competition in the future from its current competitors. In addition, new competitors, or alliances among current and new competitors, may emerge and rapidly gain significant market share. The Company also may face increased competition in the future from business application software vendors, such as ERP and APS providers, that may broaden their product offerings to include supply chain execution software. To the extent such vendors develop or acquire systems with functionality comparable or superior to the Company's products, their significant installed customer bases, long-standing customer relationships, ability to offer a broad solution and ability to price such products as incremental add-ons to existing systems could provide a significant competitive advantage over the Company.

    In order to succeed in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. There can be no assurance that current or potential competitors of the Company will not develop products comparable or superior in terms of price and performance features to those developed by the Company. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that the Company will be able to compete successfully in the future. Increased competition could result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which could materially and adversely affect the Company's ability to achieve its financial and business goals. There can be no assurance that in the future the Company will be able to successfully compete against current and future competitors.

PROPRIETARY RIGHTS

    The Company relies on a combination of copyright, trade secret, trademark, service mark and trade dress laws, confidentiality procedures and contractual provisions to protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. The Company restricts its customer's use of the licensed products to internal purposes without the right to sublicense, and, at times, licenses EXceed to its customers in source code format. In certain foreign markets, the Company utilizes hardware based locks to control the number of sites and users that can access the software. Failure to have the hardware lock disables the software.

    The Company believes, however, that the foregoing measures afford only limited protection and there can be no assurance that such measures will be adequate. The Company also may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. In addition, policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exist, software piracy could become a problem. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition or results of operations, regardless of the final outcome of such litigation.

    As the number of supply chain execution applications in the industry increases and the functionality of these products further overlaps, software development companies, like the Company, may become increasingly subject to claims of infringement or misappropriation of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, divert management's attention, cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. Such claims or litigation, regardless of the outcome, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has recently received a notice from a third party that holds a patent on a container monitoring software system and method asserting that certain products or services offered by the Company may infringe such patent, and offering the Company a license to such patent. The Company believes that its products and services do not infringe on such patent. The Company is currently investigating this matter.

    The Company has in the past and may in the future, resell, under license, certain third party software that enables the Company's products to interact with other software systems or databases. In addition, the Company licenses certain software tools used to develop the Company's software products. There can be no assurance that the third party software or software tools will continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified and licensed or compiled, which could adversely affect the Company's business, financial condition or results of operations.

EMPLOYEES

    As of June 30, 1998 the Company had 614 full-time employees and 1 part-time employee. None of the employees of the Company is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

    The Company believes its future success will depend in large part on its ability to recruit and retain qualified employees, especially experienced software engineering personnel. The competition for such personnel is intense, and there can be no assurance that the Company will be successful in retaining or recruiting key personnel. See "Risk Factors--Ability to Manage Growth" and "--Dependence on Personnel."

PROPERTIES

    The Company maintains three offices in the United States and eight international offices located in London, Dubai, Tokyo, Hong Kong, Kuala Lumpau, Singapore, Melbourne and Sidney. The Company's principal administrative, sales, marketing, support, and research and development facility is located in approximately 65,000 square feet of office space in Dallas, Texas. The Company leases this facility from an entity owned and controlled by Lyle Baack, the Company's Chairman, under a lease agreement that expires in August 2002 and which provides for a monthly rental payment of $86,569. Mr. Baack has signed a definitive agreement to sell the premises covered by the lease, subject to certain conditions, and the Company intends to vacate this space to move to a 120,000 square foot facility also located in Dallas. The Company has entered into an agreement with Mr. Baack pursuant to which the Company's obligations under its lease will terminate upon the sale of the premises by Mr. Baack; provided that the Company has vacated the premises by December 1, 1998. Following the sale of the premises, the Company has the option to remain on the premises through February 28, 1999 for an aggregate cost of $435,000. If the premises are not sold, the Company will remain obligated under the lease. See "Certain Transactions".

LEGAL PROCEEDINGS

    The Company from time to time is a party to litigation arising in the ordinary course of its business. Except as set forth below, the Company is not a party to any pending material litigation.

    Gary D. Canales, a former employee, filed a lawsuit against the Company and Raymond Hood, the Company's Chief Executive Officer, and Adam Belsky, the Company's Chief Financial Officer, on April 30, 1998, in the District Court of Dallas County, Texas, M-298th Judicial District, no. DV98-03467 alleging tortious interference with contract and prospective business relationships, breach of contract, fraud and defamation. Mr. Canales is seeking compensatory damages in excess of $18,000,000, plus unspecified exemplary damages. The Company is vigorously defending the lawsuit and believes that Mr. Canales's claims are without merit.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of June 30, 1998, are as follows:

NAME                               AGE                             POSITION
-----------------------------  -----------  ------------------------------------------------------
Lyle A. Baack(1)(a)..........          55   Chairman of the Board
Raymond R. Hood(2)(3)(b).....          38   President, Chief Executive Officer and Director
Adam C. Belsky(3)(c).........          37   Senior Vice President, Chief Financial Officer and
                                            Director
David A. Alcala..............          51   Senior Vice President, Industry Marketing
Thomas R. Cooper.............          39   Senior Vice President, Sales and Alliances
C. Donald Scales.............          42   Senior Vice President, Professional Services
George Van Ness..............          49   Senior Vice President, Research & Development
Christopher F. Wright........          38   Senior Vice President and General Counsel
Richard Morgan-Evans.........          52   Managing Director, Europe/Middle East/Africa
Kenichi Tsumura..............          51   Managing Director, Japan
Mark R. Weaser...............          35   Managing Director, Asia/Pacific
Steven A. Denning(1)(2)(b)...          49   Director
J. Michael Cline(1)(2)(a)....          38   Director

-------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Option Committee.

(a) Term as director expires in 2001.

(b) Term as director expires in 2000.

(c) Term as director expires in 1999.

    LYLE A. BAACK has served as the Company's Chairman of the Board since September 1997. From August 1980 to September 1997, Mr. Baack served as President and Chief Executive Officer of Dallas Systems, which he founded. Mr. Baack holds a BS in Electrical Engineering from Colorado State University and a MS in Computer Information and Control Engineering from the University of Michigan.

    RAYMOND R. HOOD has served as the Company's President, Chief Executive Officer and a director since September 1997. From 1990 to September 1997, Mr. Hood served as Chief Executive Officer of Neptune, which he co-founded. Mr. Hood holds a BS in Economics from the Wharton School at the University of Pennsylvania.

    ADAM C. BELSKY has served as the Company's Senior Vice President, Chief Financial Officer, Secretary and a director since September 1997. From 1990 to September 1997, Mr. Belsky served as Chief Financial Officer of Neptune, which he co-founded. Mr. Belsky holds a BS in Economics from the Wharton School at the University of Pennsylvania and received a certified public accountant license in 1984.

    DAVID A. ALCALA has served as the Company's Senior Vice President, Industry Marketing since April 1998 after having served as the Company's Senior Vice President, Sales and Marketing since September 1997. From January 1997 to September 1997, Mr. Alcala served as the Senior Vice President and Chief Operating Officer of Neptune. From July 1995 to November 1996, Mr. Alcala served as Senior Vice President/General Manager of the Logistics Systems Division of HK Systems, Inc., a materials handling equipment firm. From October 1993 to July 1995, Mr. Alcala served as President and Chief Executive Officer of MTA, Inc., a management consulting firm. Mr. Alcala holds a BS in Electrical Engineering from the University of Wisconsin.

    THOMAS R. COOPER has served as the Company's Senior Vice President, Sales and Alliances since March 1998. From November 1994 to February 1998, Mr. Cooper was Group Vice President of Major Accounts for Oracle Corporation, a database software company. From January 1983 to November 1994, Mr. Cooper served in various positions at Data General Corporation, a database software firm, the most recent of which was Vice President, Worldwide Alliances. Mr. Cooper holds a BS in Computer Science from Southwest Missouri State.

    C. DONALD SCALES has served as the Company's Senior Vice President, Professional Services since November 1997. From December 1995 to October 1997, Mr. Scales was a Group Vice President for Services at Oracle Corporation. From March 1994 to December 1995, Mr. Scales was a Vice President with A.T. Kearney/EDS, a consulting company. From 1990 to March 1994, Mr. Scales was a Vice President with Arthur D. Little, a consulting firm. Mr. Scales holds a BS in Chemical Engineering, a BS in Mathematical Physics, and a M.Ch.E. in Chemical Engineering from Rice University. He also holds an MBA degree from the Harvard Business School.

    GEORGE VAN NESS has served as the Company's Senior Vice President, Research and Development since March 1998. From March 1996 to March 1998, Mr. Van Ness was Vice President, Development for the Consumer Package Goods and Oil and Gas Industries at Oracle Corporation. From May 1993 to March 1996, Mr. Van Ness was Group Vice President for Central US Consulting at Oracle Corporation. Mr. Van Ness holds a BS in Electrical Engineering from the University of Texas.

    CHRISTOPHER F. WRIGHT has served as the Company's Senior Vice President and General Counsel since July 1998. Prior thereto, Mr. Wright was a partner with Pepper Hamilton LLP, which he joined as an associate in 1990. Pepper Hamilton LLP currently provides legal services to the Company. Mr. Wright holds a JD degree from the University of Pennsylvania and a BA degree from Brown University.

    RICHARD MORGAN-EVANS has served as the Company's Managing Director, Europe/Middle East/ Africa since April 1998. From 1995 to 1998, Mr. Morgan-Evans was President of SSA Europe, a computer software firm, and served as its General Manager and Sales Director from 1988 to 1995. Mr. Morgan-Evans is a graduate of the Royal Military Academy, Sandhurst and the Graduate School of Languages in London.

    KENICHI TSUMURA has served as the Company's Managing Director, Japan since April 1998. From 1992 to 1998, Mr. Tsumura was President of Fuji Logitech America, a logistics firm. Mr. Tsumura holds a BS degree in Economics from Waseda University.

    MARK R. WEASER has served as the Company's Managing Director, Asia/Pacific or its predecessor since September 1997 and had served in the same position for Neptune since August 1996. From July 1995 to July 1996, he was the Asia Vice President for Telxon Corporation, a radio frequency hardware supplier. From February 1993 to June 1995, Mr. Weaser was the Sales Director for American President Lines, a shipping firm, in Hong Kong, Taiwan and Vietnam. Mr. Weaser holds a BS in Business Administration from the University of Southern California.

    STEVEN A. DENNING has served as a director of the Company since September 1997. Mr. Denning is a Managing Member of General Atlantic Partners, LLC, a private equity fund. Mr. Denning has been with General Atlantic and its predecessors since 1980. He holds a BS in Industrial Management from the Georgia Institute of Technology, a MS in Management Science from the Naval Postgraduate School, and a MBA from Stanford University. Mr. Denning also serves on the board of directors of GT Interactive Software Corp. and several private companies in the software and information technology industry.

    J. MICHAEL CLINE has served as a director of the Company since September 1997. Mr. Cline is a Managing Member of General Atlantic Partners, LLC. Mr. Cline has been with General Atlantic and its predecessors since 1989. He holds a BS in Business from Cornell University and a MBA from Harvard

Business School. Mr. Cline also serves on the board of directors of Manugistics Group, Inc. and several private companies in the software and information technology industry.

CLASSIFIED BOARD OF DIRECTORS

    The Board of Directors of the Company is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. The year of expiration of the term of each of the Company's directors is set forth above under the caption "Executive Officers and Directors." A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. See "Risk Factors--Certain Anti-takeover Provisions."

BOARD COMMITTEES

    The Audit Committee, which was established in October 1997, currently consists of Messrs. Hood, Cline and Denning. The Audit Committee recommends independent auditors, reviews with the independent auditors the scope and results of the audit engagement, monitors the Company's financial policies and internal control procedures and reviews and monitors the provisions of non-audit services by the Company's auditors. The Compensation Committee, which was also established in October 1997, consists of Messrs. Baack, Cline, and Denning. The Compensation Committee reviews and recommends salaries, bonuses and other compensation for the Company's officers. The Compensation Committee also establishes an annual budget for the number of options to be authorized for issuance under the Company's stock option plan. The Option Committee, which was established in January 1998, consists of Messrs. Hood and Belsky. The Option Committee currently administers the Company's stock option plans and establishes the terms and conditions for the issuance of stock options to employees and certain independent contractors of the Company. The Option Committee has the authority to grant options within the limits of the annual budget established by the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to October 1997, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the entire Board of Directors. None of the members of the Compensation Committee was at any time since the formation of the Company an officer or employee of the Company. No interlocking relationship exists between the Company's executive officers or directors and the compensation committee of any other entity.

DIRECTOR COMPENSATION

    Directors currently do not receive any compensation for their services as directors; however, directors are reimbursed for reasonable expenses incurred in attending board and committee meetings. In the future, the Company intends to grant stock options to the non-employee members of the Board of Directors under its stock option plan for non-employee directors. See "--Stock Option Plans."

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued by the Company, Neptune and Dallas Systems in 1997 for its Chief Executive Officer and the other four most highly compensated executive officers of the Company, each of whose total annual salary and bonuses determined for the year ended December 31, 1997 exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                  ANNUAL COMPENSATION              ---------------
                                      -------------------------------------------    SECURITIES
                                                                  OTHER ANNUAL       UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION(*)         SALARY($)    BONUS($)     COMPENSATION($)     OPTIONS(#)       COMPENSATION($)
------------------------------------  -----------  -----------  -----------------  ---------------  -------------------
Raymond R. Hood.....................   $ 110,283       --              --                --              $   1,044(1)
President, Chief Executive
  Officer and Director
Lyle A. Baack.......................     321,668       --              --                --                  9,500(2)
Chairman of the Board
Adam C. Belsky......................     113,589       --              --                --                  1,044(1)
Senior Vice President,
  Chief Financial Officer and
  Director
David E. Alcala.....................     163,156      200,000(3)        --              300,000             --
Senior Vice President,
  Industry Marketing
Mark R. Weaser......................     145,200(4)     --          $  63,600(5)         75,000             --
Managing Director,
  Asia Pacific

------------------------

* All summary compensation data represents amounts received in 1997 from the Company Neptune and Dallas Systems.

(1) Represents premiums paid by the Company with respect to a life insurance policy for the benefit of the referenced officer.

(2) Represents the amount contributed by the Company to the 401(k) account of Mr. Baack.

(3) Represents an incentive bonus earned and accrued in 1997 (payment of which was deferred until 1998).

(4) Includes a $31,200 cost of living adjustment.

(5) Represents a $15,600 automobile expense allowance and a $48,000 housing expense allowance.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth all individual grants of stock options during the year ended December 31, 1997 to each of the Named Executive Officers:

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                 INDIVIDUAL GRANTS                                ANNUAL RATES OF
                                  -----------------------------------------------                      STOCK
                                   NUMBER OF      PERCENT OF                                     PRICE APPRECIATION
                                  SECURITIES     TOTAL OPTIONS                                          FOR
                                  UNDERLYING      GRANTED TO         EXERCISE                      OPTION TERM(2)
                                    OPTIONS      EMPLOYEES IN          PRICE       EXPIRATION   --------------------
NAME                              GRANTED(#)    FISCAL YEAR(1)     PER SHARE($)       DATE         5%         10%
--------------------------------  -----------  -----------------  ---------------  -----------  ---------  ---------
Raymond R. Hood.................      --              --                --             --          --         --
Lyle A. Baack...................      --              --                --             --          --         --
Adam C. Belsky..................      --              --                --             --          --         --
David E. Alcala.................     300,000            24.2%        $    0.75         3/1/07   $ 156,547  $ 377,657
Mark R. Weaser..................      75,000(3)           6.1%       $    0.75         3/1/07   $  50,421  $ 108,713
                                      59,896(4)           4.8%       $    2.00        9/16/07      90,383    209,982

------------------------

(1) Based on an aggregate of 1,239,013 shares subject to options granted in 1997.

(2) Assumes stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date, as mandated by the rules of the Securities and Exchange Commission and does not represent the Company's estimate or projection of the future appreciation of the Company's stock price. Actual gains, if any, are dependent upon the timing of such exercise and the future performance of the Company's Common Stock and may be greater or less than the potential realizable value set forth in the table.

(3) This option is fully vested.

(4) This option is vested with respect to 34,896 shares. The remaining 25,000 shares vest annually in equal amounts over two years.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

    No Named Executive Officer exercised any stock option during 1997. The following table summarizes the value of the outstanding options granted by the Company held by the Named Executive Officers at December 31, 1997:

                                                           NUMBER OF SECURITIES       VALUE OF UNEXERCISED IN-THE-
                                                                UNDERLYING                       MONEY
                                                       UNEXERCISED OPTIONS AT FISCAL    OPTIONS AT FISCAL YEAR-
                                                                 YEAR-END                        END(1)
                                                       -----------------------------  ----------------------------
NAME                                                   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------------------------------------  ------------  ---------------  ------------  --------------
Raymond R. Hood......................................       --             --              --             --
Lyle A. Baack........................................       --             --              --             --
Adam C. Belsky.......................................       --             --              --             --
David E. Alcala......................................      300,000         --          $  375,000         --
Mark R. Weaser.......................................      109,896         25,000      $   93,750         --

------------------------------

(1) Based on the fair market value of the Company's Common Stock as of December 31, 1997 of $2.00 per share (as determined by the Board of Directors), less the exercise price payable upon exercise of such options.

STOCK OPTION PLANS

    1997 INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN. On September 15, 1997, the Company adopted the 1997 Incentive and Non-Qualified Stock Option Plan (the "1997 Plan") which replaced all previous plans of the predecessor companies. Under the 1997 Plan, an aggregate of 4,500,000 shares of Common Stock are authorized for issuance. The 1997 Plan provides for the grant of incentive stock options ("ISOs") to employees (other than employees who are also directors) of the Company and nonqualified stock options ("NQSOs") to employees or consultants. Exercise prices for ISOs may not be less than fair market value on the date of grant, and exercise prices for NQSOs may be greater or less than fair market on the date of grant. Unless altered pursuant to the terms of an option agreement, the options vest and become exercisable ratably over a four-year period and expire after 10 years.

    The 1997 Plan is administered by the Option Committee of the Board of Directors. The Option Committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Plan generally and to interpret the provisions thereof. The Compensation Committee of the Board of Directors is responsible for establishing an annual budget for the total number of options authorized for issuance under the 1997 Plan. The Option Committee has the authority to grant options to the Company's employees and consultants within limits of the annual budget established by the Compensation Committee. The Option Committee determines, with respect to each option grant,
(i) the number of shares of Common Stock issuable upon the exercise of options,
(ii) the exercise price, (iii) the vesting schedule and (iv) the duration of the options. The 1997 Plan permits the payment of the exercise price of options to be in the form of cash, check, or such other form of consideration and method of payment as determined by the Option Committee.

    No award may be made under the 1997 Plan after September 15, 2007, but awards previously granted may extend beyond that time. The Board of Directors may at any time terminate the 1997 Plan. Any such termination will not affect outstanding options.

    In the event of a change in control of the Company (as defined in the 1997
Plan), the Board of Directors shall have the right, in its sole discretion, to accelerate the vesting of all options that have not vested as of the date of the change in control. In addition, in the event of a change in control of the Company, the Board shall have the right, in its sole discretion: (a) to arrange for the successor company (or other entity) to assume all of the rights and obligations of the Company under the 1997 Plan; or (b) to terminate the 1997 Plan and (i) to pay to all optionees cash with respect to those options that are vested as of the date of the change in control in an amount equal to the difference between the exercise price of each option and the fair market value of a share of Common Stock (determined as of the date the 1997

Plan is terminated) multiplied by the number of options that are vested as of the date of the Sale of the Company which are held by the optionee as of such date, or (ii) to arrange for the exchange of all options for options to purchase common stock in the successor corporation, or (iii) to distribute to each optionee other property in an amount equal to and in the same form as the optionee would have received from the successor corporation if the optionee had owned the shares subject to options that are vested as of the date of the change in control of the Company rather than the option at the time of the change in control of the Company. The form of payment or distribution to the optionees shall be determined by the Board of Directors in its sole discretion.

    STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS. In September 1997, the Company adopted the Stock Option Plan for Non-Employee Directors (the "Directors Plan") and reserved an aggregate of 300,000 shares of Common Stock for issuance thereunder. Members of the Board who are not employees of the Company, or of any parent or subsidiary of the Company, are eligible to participate in the Directors Plan. The Company expects to amend the Directors Plan such that each eligible director who is or becomes a member of the Board on or after the public offering ("Effective Date") will automatically be granted an option for 12,000 shares (an "Initial Option") on the later of the Effective Date or the date such director first becomes a director. At each annual meeting of stockholders thereafter, each eligible director who is re-elected for another term at such meeting will automatically be granted an additional option to purchase 12,000 shares. All options will vest as to 33 1/3% of the total shares on each of the first three anniversaries of the date of grant. Any unvested options will terminate upon the termination of the optionee's service as a director; provided that if the optionee has completed his or her current term as a director and is not re-elected, all options shall vest on the last day of the optionee's term. Options will terminate at the earliest of: (a) ten years after the date on which the option was granted; (b) twelve months after the cessation of services resulting from the individuals death or disability; or (c) three months after the cessation of services resulting from any other reason. The exercise price of all options granted under the Directors Plan will be the fair market value of the Common Stock on the date of the grant.

401(K) PLAN

    The Company maintains a 401(k) Plan (the "401(k) Plan") which is intended to be a tax-qualified retirement plan under Section 401(k) of the Internal Revenue Code (the "Code"). Pursuant to the 401(k) Plan, a participant may contribute, subject to certain Code limitations, up to 15% of compensation, as defined in the Code, to the 401(k) Plan. Employees are eligible to participate upon completion of their first calendar month of employment. The Company will match contributions made by employees pursuant to the 401(k) Plan at a rate of 100% of the participant's contributions, up to 5% of the compensation contributed by the participant, provided the participant is employed on the last day of the calendar quarter for which the match is made, subject to certain Code limitations. The Company may make an additional contribution to participants' accounts each year at the discretion of the Board of Directors. All employees of the Company who have completed one year of service with the Company consisting of at least 1,000 hours of employment and are employed on the last day of the plan year are eligible for the discretionary contribution. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to Company contributions (including matching and discretionary contributions) vests over two to five years of service with the Company. Distributions from the 401(k) Plan may be made in the form of an annuity or lump-sum cash payment.

EMPLOYMENT AGREEMENTS

    DAVID ALCALA. In November 1996, Neptune entered into an employment agreement with Mr. Alcala. The employment agreement's initial three year term expires on December 31, 1999; however, the employment agreement automatically renews for successive one year terms unless terminated by either party with at least 180 days' prior written notice. Under the employment agreement, Mr. Alcala is employed as the Company's Senior Vice President, Industry Marketing and receives an annual base salary of $175,000 as well as certain other benefits including term life insurance in the amount of $300,000. Mr. Alcala is also eligible to participate in any incentive compensation plan for executive officers of the Company that may be established in the future. Pursuant to the employment agreement, the Company has granted to Mr. Alcala: (i) options to purchase 300,000 shares of Common Stock at an exercise price of $0.75 per share, which options vested in full upon the Acquisition; and (ii) options to purchase 39,583 shares of Common Stock at an exercise price of $2.00 per share, which options immediately vested in full. Notwithstanding the employment agreement, the Company may terminate Mr. Alcala's employment, with or without cause, upon 90 days' written notice. If Mr. Alcala is terminated without cause, he is entitled to receive a severance payment equal to the greater of his remaining base salary for the term of his employment agreement and $160,000. However, Mr. Alcala in his discretion may waive the Company's obligation to make such severance payment for the right to terminate all non-competition provisions in the employment agreement. If Mr. Alcala is terminated for cause, his base salary and benefits and bonuses shall cease at the date of such termination if the Company releases Mr. Alcala from certain non-competition obligations contained in the employment agreement.

    MARK WEASER. In July 1996, Neptune entered into an employment agreement with Mr. Weaser. The employment agreement is for an unspecified term and is terminable by either party upon two weeks' prior written notice. Under the employment agreement, Mr. Weaser is employed as the Company's Managing Director, Asia/Pacific and receives an annual base salary of $114,000 as well as certain other benefits. Mr. Weaser is also eligible to participate in any incentive compensation plan for executive officers of the Company that may be established in the future. Pursuant to the Employment Agreement, the Company has granted to Mr. Weaser: (i) options to purchase 75,000 shares of Common Stock at an exercise price of $0.75 per share, which options vested in full upon the Acquisition;
(ii) options to purchase 9,896 shares of Common Stock at an exercise price of $2.00 per share, which options immediately vested in full; and (iii) options to purchase 50,000 shares of Common Stock at an exercise price of $2.00 per share, 25,000 of which vested immediately and the remaining 25,000 of which will vest in two equal installments on September 16, 1998 and 1999. If Mr. Weaser is terminated without cause, the Company is obligated to pay him severance equal to six months' of his total compensation.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
  OFFICERS

    As permitted by the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation provides that, subject to certain limited exceptions, no director of the Company shall be liable to the Company for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends on or redemption of the Company's capital stock, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit the ability of the Company and its stockholders (through stockholder derivative suits on behalf of the Company) to recover monetary damages against a director for the breach of certain fiduciary duties as a director (including breaches resulting from grossly negligent conduct). In addition, the Company's Certificate of Incorporation and By-Laws provide that the Company shall, to the full extent permitted by the DGCL, indemnify all directors and officers of the Company and that the Company may, to the extent permitted by the DGCL, indemnify employees and agents of the Company.

    The Company intends to procure a directors' and officers' insurance policy to afford officers and directors coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. The Company also may enter into indemnification agreements with each director of the Company. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

    During the year ended December 31, 1997, the Company advanced $923,432 to Astrid Holdings, Inc. ("Astrid"), a company which was then owned by Messrs. Hood, the Company's Chief Executive Officer, Belsky, the Company's Chief Financial Officer, and Nigel Bahadur, the former principal shareholders of Neptune each of whom is a Selling Stockholder. At December 31, 1997, these advances, which were the result of a $750,000 cash advance and $173,432 in services and expense reimbursements provided by EXE, remained outstanding. As part of the Acquisition, EXE was granted an option to acquire Astrid for an aggregate purchase of $1.5 million, which became exercisable (i) ninety days prior to the expected closing date of the initial public offering of EXE or (ii) from November 2, 1998 through November 1, 2002. On May 21, 1998, Messrs. Hood, Belsky and Bahadur sold their entire interest in Astrid. In connection with that transaction, Astrid's outstanding obligations to the Company were satisfied and the Company's option to purchase Astrid was terminated.

    Immediately following the Acquisition, certain of the Company's stockholders entered into a stockholders agreement. The agreement, which terminates by its terms upon completion of this offering, provided for the nomination and election of each of the Company's current directors.

    On September 15, 1997, the Company issued 6,764,043 Series A Preferred Stock and 4,573,519 shares of Series B Preferred Stock, for an aggregate purchase price of $25 million, to two investment limited partnerships that are affiliates of J. Michael Cline and Steven A. Denning, directors of the Company.

    On September 15, 1997, the Company repurchased 6,763,513 shares of Common Stock of the Company from Lyle Baack, the Company's Chairman, for an aggregate purchase price of $14,788,421.

    In June and July 1998, pursuant to certain commitments by the Company that were approved by the Board of Directors on April 6, 1998, the Company issued an aggregate of 83,333 shares of Common Stock to the following executive officers of the Company: Thomas Cooper, Senior Vice President, Sales and Alliances purchased an aggregate of 33,333 shares of Common Stock for an aggregate purchase price of $99,999; Richard Morgan-Evans, Managing Director, Europe/Middle East/Africa, purchased an aggregate of 33,333 shares of Common Stock for an aggregate purchase price of $99,999; and Mark Weaser, Managing Director, Asia Pacific purchased an aggregate of 16,667 shares of Common Stock for an aggregate purchase price of $50,001.

    In July 1998, the Company issued 10,000 shares to C. Donald Seales, Senior Vice President, Professional Services, for an aggregate purchase price of $50,000.

    The Company currently leases office space in Dallas from an entity owned and controlled by Lyle Baack, the Company's Chairman. This lease, which expires in August 2002, provides for a current monthly rental payment of $86,569. Mr. Baack has signed a definitive agreement to sell the premises covered by the lease, subject to certain conditions, and the Company intends to vacate the premises by December 1, 1998. The Company has entered into an agreement with Mr. Baack pursuant to which the Company's obligations under the lease will terminate upon the sale of the premises by Mr. Baack; provided that the Company has vacated the premises by December 1, 1998. Following the sale of the premises, the Company has the option to remain on the premises through February 28, 1999 for an aggregate cost of $435,000. If the premises are not sold, the Company will remain obligated under the lease.

    The Company considers the terms of the above-referenced transactions to be at arm's length and reasonably equivalent to terms it could have obtained through negotiations with an unaffiliated third parties under similar economic conditions. All future transactions, including loans, between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of July 15, 1998, and as adjusted to reflect the sale of Common Stock by the Company and the Selling Stockholders in the offerings, with respect to: (i) each director of the Company; (ii) each of the Named Executive Officers; (iii) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (iv) the Selling Stockholders; and (v) all executive officers and directors as a group. Except as otherwise noted, the persons or entities named in the table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them.

                                                  BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                                        PRIOR TO             NUMBER OF            AFTER THE
                                                    THE OFFERINGS (2)         SHARES          OFFERINGS (2)(3)
                                               ---------------------------     BEING     ---------------------------
                   NAME(1)                       SHARES      PERCENTAGE       OFFERED      SHARES      PERCENTAGE
---------------------------------------------  ----------  ---------------  -----------  ----------  ---------------
Raymond R. Hood(4)...........................   3,612,500          12.5%       361,250    3,251,250           9.1%

Adam C. Belsky(5)............................   3,612,500          12.5        361,250    3,251,250           9.1

Nigel Bahadur................................   1,275,000           4.4        127,500    1,147,500           3.2

Lyle A. Baack................................   5,002,188          17.4         --        5,002,188          14.0

David E. Alcala(6)...........................     408,186           1.4         --          408,186           1.1

Mark R. Weaser(7)............................     200,636         *             --          200,636         *

J. Michael Cline(8)..........................  11,337,562          39.4         --       11,337,562          31.8

Steven A. Denning(8).........................  11,337,562          39.4         --       11,337,562          31.8

General Atlantic Partners, LLC(8)............  11,337,562          39.4         --       11,337,562          31.8

Michael S. Dell(9)...........................   1,600,000           5.6         --        1,600,000           4.5

All executive officer and directors as a
  group (13 persons)(10).....................  24,599,312          83.1        722,500   23,876,812          65.2

------------------------

*   Less than 1% of the Company's outstanding Common Stock.

(1) Except as set forth herein, the street address of the named beneficial owner is c/o EXE Technologies, Inc., 12740 Hillcrest Road, Dallas, Texas 75230.

(2) For purposes of calculating the percentage beneficially owned, the number of shares of Common Stock deemed outstanding prior to the offerings includes
    (i) 28,802,167 shares outstanding as of July 15, 1998 and (ii) shares issuable by the Company pursuant to options held by the respective person or group which may be exercised within 60 days following July 15, 1998 ("Presently Exercisable Options"). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

(3) Assumes no exercise of the Underwriters' over-allotment options.

(4) Includes 131,000 shares held by the Adam Belsky Irrevocable GST Exempt Trust, of which Mr. Hood is the sole trustee.

(5) Includes 131,000 shares held by the Raymond Hood Irrevocable GST Exempt Trust, of which Mr. Belsky is the sole trustee.

(6) Includes 339,583 shares issuable upon the exercise of Presently Exercisable Options. Also includes 57,760 shares that Mr. Alcala has the option to purchase from General Atlantic Partners 41, L.P. ("GAP 41") and 10,843 shares that he has the option to purchase from GAP Coinvestment Partners, L.P. ("GAPCO")

(7) Includes 109,896 shares issuable upon the exercise of Presently Exercisable Options.

(8) Includes 9,544,746 shares of Common Stock held by GAP 41 and 1,792,816 shares of Common Stock held by GAPCO. The general partner of GAP 41 is General Atlantic Partners, LLC ("GAP LLC"). The managing members of GAP LLC are also the general partners of GAPCO. Each of Messrs. Steven A. Denning and J. Michael Cline is a managing member of GAP LLC and a general partner of GAPCO. Each of Messrs. Denning and Cline disclaims beneficial ownership of the securities held by GAP 41 and GAPCO except to the extent of his pecuniary interest therein. In addition, pursuant to the Option Agreement, dated as of September 15, 1997, among GAP 41, GAPCO and David Alcala, GAP 41 granted to Mr. Alcala an option to purchase 57,760 shares of Common Stock held by GAP 41 and GAPCO granted to Mr. Alcala an option to purchase 10,843 shares of Common Stock held by GAPCO. The address for each of Messrs. Denning and Cline and GAP LLC is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830.

(9) Includes 1,600,000 shares of Common Stock held by MSD Capital L.P. ("MSD Capital"), Triple Marlin Investments LLC ("Triple Marlin") and Rothko Investments LLC ("Rothko"), of which Mr. Dell disclaims beneficial ownership of 400,000 shares. Mr. Dell is the general partner of MSD Capital, which is a member of each of Triple Marlin and Rothko. The address for Mr. Dell is c/o Dell Computer Corporation, One Dell Way, Round Rock, Texas 78682.

(10) Includes an aggregate of 793,082 shares issuable upon the exercise of Presently Exercisable Options.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of (i) 50,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 15,000,000 shares of Preferred Stock, par value $0.01 per share. Immediately prior to the offerings, there were 15,771,730 shares of Class A Common Stock issued and outstanding, 2,875 shares of Class B Common Stock issued and outstanding, and 12,937,562 shares of Preferred Stock issued and outstanding held of record by 109 stockholders. Upon completion of the offerings, the Company's authorized capital stock will consist of (i) 185,000,000 shares of Common Stock and (ii) 15,000,000 shares of Preferred Stock, of which there will be 35,652,167 shares of Common Stock and no shares of Preferred Stock outstanding.

    The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Upon the closing of the offerings, the Class A Common Stock will be renamed to "Common Stock" and all outstanding shares of Class B Common Stock will convert into shares of Common Stock on a one-for-one basis. The holders of Common Stock are entitled to one vote per share. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share proportionally in all assets of the Company, if any, remaining after payment of the Company's liabilities and the liquidation preference of any outstanding shares of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company has issued or may issue in the future. The holders of Common Stock have no preemptive or conversion rights (other than with respect to an initial public offering as described above) and are not subject to future calls or assessments by the Company.

PREFERRED STOCK

    Upon the closing of the offerings, all outstanding shares of Preferred Stock (the "Convertible Preferred") will be converted into shares of Common Stock and there will be no shares of Preferred Stock outstanding. See Note 12 of Notes to Financial Statements of the Company for a description of the Convertible Preferred. The Board is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock of the Company or have the effect of deterring or delaying any attempt by a person, entity or group to obtain control of the Company. See "Risk Factors--Certain Anti-takeover Provisions." The Company has no current plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

    Pursuant to an Amended and Restated Registration Rights Agreement dated July 10, 1998 (the "Registration Rights Agreement") among GAP 41, GAPCO (together with GAP 41, the "GAP Stockholders"), MSD Capital L.P. ("MSD Capital"), Triple Marlin Investments LLC ("Triple Marlin"), Rothko Investments LLC ("Rothko," and collectively with MSD Capital and Triple Marlin, the "Series C Investors"), Lyle

Baack ("Baack"), Nigel Bahadur, Adam Belsky and Raymond Hood (collectively, the "Neptune Stockholders," and together with Baack, the "Major Stockholders"), each of the GAP Stockholders, the Series C Investors and the Major Stockholders are entitled to specific rights with respect to the registration under the Securities Act, for resale to the public, of the shares of Common Stock owned by them concurrently with and after the offerings.

    The Registration Rights Agreement permits the Neptune Stockholders to include in the offerings the 850,000 shares being offered by them in the offerings (the "Neptune IPO Shares"), subject to certain limitations and restrictions. These limitations and restrictions include the right of the Underwriters to exclude all or a portion of the Neptune IPO Shares from the offerings.

    The Registration Rights Agreement permits the GAP Stockholders and the Series C Investors, as a group, and the Major Stockholders, as a group, each to twice require the Company, whether or not the Company proposes to register its Common Stock for sale, to register all or part of the total number of shares of Common Stock held by each such group for sale to the public under the Securities Act, subject to certain conditions and limitations. The Company is required to bear the expenses of such registrations and to use its best efforts to effect such registrations, subject to certain conditions and limitations. In addition to the demand registration rights describe above, the Registration Rights Agreement permits the GAP Stockholders and the Series C Investors, as a group, and the Major Stockholders, as a group, to require the Company to register the shares held by each group on a Form S-3 once the Company has qualified to use Form S-3, subject to certain conditions and limitations. The Registration Rights Agreement also provides that, after the offering and subject to certain exceptions, in the event the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account, each of the GAP Stockholders, the Series C Investors and the Major Stockholders are entitled to include their shares in such registration, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN PROVISIONS OF THE CERTIFICATE OF
  INCORPORATION
  AND BY-LAWS

    The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the DGCL. The business combination provision contained in Section 203 of the DGCL ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and the associates of such person and defines business combination to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and
(b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

    The restrictions imposed by Section 203 will not apply to a corporation if
(i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or

(ii) the corporation by the action of its stockholders holding a majority of outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption). The Company has not elected out of Section 203, and upon completion of the offering the restrictions imposed by Section 203 will apply to the Company. Section 203 could under certain circumstances make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock.

    Upon completion of the offerings, the Company's Board of Directors will be divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class will be elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings in order to elect a majority of the members of the Board of Directors. In addition, the Company's By-Laws allow the Board of Directors to increase the number of directors from time to time and to fill any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors.

    The Company's By-Laws also provide that special meetings of the stockholders may be called only by the Board or by the President or Secretary of the Company. Stockholders are not generally permitted to call, or to require that the Board of Directors call, a special meeting of stockholders. This provision may prevent a stockholder from forcing stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders prior to the time the Board believes such consideration to be appropriate.

    The provisions of the By-Laws summarized in the preceding paragraphs contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock. See "Risk Factors--Certain Anti-takeover Provisions."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is
          .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offerings, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the offerings because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future. See "Risk Factors--Shares Eligible for Future Sale."

    Upon completion of the offerings, the Company will have outstanding 35,652,167 shares of Common Stock (assuming no exercise of the underwriters' over-allotment options or options to purchase the Company's Common Stock outstanding as of July 15, 1998). Of these shares, the 7,700,000 shares sold in the offerings will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 27,952,167 shares held by existing stockholders are Restricted Shares. Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. As a result of the Lock-Ups described below and the provisions of Rules 144, 144(k) and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 2,875 shares will become eligible for sale 90 days after the date of this Prospectus under Rule 701, (ii) 45,735 shares will become eligible for sale from time to time between the 90th day and the 180th day after the date of this Prospectus, (iii) 25,841,891 shares will become eligible for sale upon expiration of the Lock-Ups 180 days after the date of this Prospectus, and (iv) the remaining 2,061,666 shares will become eligible for sale from time to time thereafter.

    Pursuant to the Lock-Ups signed by the officers, directors and certain stockholders and option holders of the Company, the holders of 25,831,230 shares and options to purchase 1,849,896 shares have agreed not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (other than gifts subject to certain restrictions) until 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. The Company has also agreed not to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days following the date of the Prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters, subject to certain limited exceptions. See "Underwriting." Goldman, Sachs & Co. in its sole discretion and without notice may earlier release for sale in the public market all or any portion of the shares subject to the Lock-Ups.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 356,000 shares immediately after the offerings) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of the offerings.

    Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the offerings are entitled to sell such shares 90 days after the closing of the offerings in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of

Rule 144. The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of the offerings). Upon completion of the offerings, assuming no exercise of options outstanding as of July 15, 1998, the Company will have outstanding options to purchase 4,313,376 shares of Common Stock. If such options are exercised when vested, as a result of Rule 701 and the Lock-Ups, the shares underlying such options would be available for sale in the public market as follows: (i) 785,050 shares will become eligible for sale 90 days following the date of this Prospectus, (ii) 251,152 shares will become eligible for sale from time to time between the 90th day and the 180th day after the date of this Prospectus, (iii) 720,666 shares will become eligible for sale 180 days after the date of this Prospectus, and (iv) the remaining 2,556,508 shares will become eligible for sale from time to time thereafter. As soon as practicable after the completion of this offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 4,800,000 shares of Common Stock reserved for issuance under the 1997 Plan and the Directors Plan. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market. See "Management-- Stock Option Plans."

    Holders of approximately 25,589,750 shares of Common Stock are currently entitled to certain demand and piggyback registration rights with respect to such shares. See "Description of Capital Stock--Registration Rights."

                                 LEGAL MATTERS

    The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Pepper Hamilton LLP. Certain legal matters in connection with the offerings will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of EXE at December 31, 1997 and for the year then ended, and the consolidated financial statements of Dallas Systems at December 31, 1996 and for each of the two years in the period then ended, and at September 15, 1997 and for the eight and one-half months then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Neptune as of December 31,1996 and for each of the two years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Prior to the Acquisition, Neptune had retained Price Waterhouse LLP as its independent accountants and Dallas Systems had retained Ernst & Young LLP as its independent accountant. On July 17, 1997, the Company dismissed Price Waterhouse LLP and retained Ernst & Young LLP as its independent accountant. During the two years ended December 31, 1996 and through the date of change in accountants, there were no disagreements between Neptune and Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements for such years. The reports of Price Waterhouse LLP on Neptune's financial statements as of December 31, 1995 and 1996 and for the years then ended did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The change in independent accountants was approved by the Board of Directors of the Company in connection with the Acquisition.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the Commission:

Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, Room 1024, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web Site at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----
EXE Technologies, Inc. and Subsidiaries

Report of Ernst & Young LLP, Independent Auditors....................................         F-2

Report of Price Waterhouse LLP, Independent Accountants..............................         F-3

Consolidated Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998
  (Unaudited)........................................................................         F-4

Consolidated Statements of Operations for the Years Ended December 31, 1995, 1996,
  and 1997 and the Three-Month Periods Ended March 31, 1997 and 1998 (Unaudited).....         F-5

Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
  1995, 1996, and 1997 and the Three-Month Period Ended March 31, 1998 (Unaudited)...         F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996,
  and 1997 and the Three-Month Periods Ended March 31, 1997 and 1998 (Unaudited).....         F-7

Notes to Consolidated Financial Statements...........................................         F-9

Dallas Systems Corporation and Subsidiary

Report of Ernst & Young LLP, Independent Auditors....................................        F-28

Consolidated Balance Sheets as of December 31, 1996 and September 15, 1997...........        F-29

Consolidated Statements of Operations for the Years Ended December 31, 1995 and 1996,
  and the Eight and One-Half Month Period Ended September 15, 1997...................        F-30

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1995
  and 1996, and the Eight and One-Half Month Period Ended September 15, 1997.........        F-31

Consolidated Statements of Cash Flows for the Years Ended December 31, 1995 and 1996,
  and the Eight and One-Half Month Period Ended September 15, 1997...................        F-32

Notes to Consolidated Financial Statements...........................................        F-33

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
EXE Technologies, Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheet of EXE Technologies, Inc. and Subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EXE Technologies, Inc. and Subsidiaries at December 31, 1997, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Dallas, Texas

July 10, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Neptune Systems, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Neptune Systems, Inc. and its subsidiary at December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Philadelphia, PA
April 18, 1997

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31
                                                                             ------------------------   MARCH 31,
                                                                                1996         1997          1998
                                                                             ----------  ------------  ------------
                                                                                                       (UNAUDITED)
                                                      ASSETS
Current assets:
Cash and cash equivalents..................................................  $1,803,589  $  6,652,628  $  2,164,168
Investments................................................................     235,428       --            --
Accounts receivable, net of allowance for doubtful accounts of approximately $57,000 and $990,000 at December 31, 1996 and 1997,
  respectively, and approximately $848,000 at March 31, 1998...............   1,245,194    17,622,538    17,685,571
Other receivables and advances.............................................     459,925     1,331,045     1,438,448
Deferred income taxes......................................................      --         1,262,277       862,255
Prepaid and other current assets...........................................      57,952     1,200,126     1,409,382
                                                                             ----------  ------------  ------------
Total current assets.......................................................   3,802,088    28,068,614    23,559,824
Property and equipment, net................................................     693,412     4,313,194     5,093,315
Other assets...............................................................     230,938       496,948     1,268,216
Capitalized software, net of amortization of $102,000 at December 31,
  1996.....................................................................     481,535       --            --
Intangible assets, net of amortization of $588,000 at December 31, 1997 and
  $984,000 at March 31, 1998...............................................      --         7,370,097     6,974,563
                                                                             ----------  ------------  ------------
Total assets...............................................................  $5,207,973  $ 40,248,853  $ 36,895,918
                                                                             ----------  ------------  ------------
                                                                             ----------  ------------  ------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................  $  622,835  $  6,427,054  $  3,915,521
  Current portion of long-term debt........................................     666,300         8,717         8,717
  Accrued payroll and benefits.............................................     131,614     1,717,181     2,303,827
  Deferred revenue.........................................................     731,773     4,913,404     5,270,962
  Accrual for acquired contract obligations................................      --         1,233,805       748,164
  Income tax payable.......................................................      --            58,656       426,835
  Accrued expenses.........................................................     131,783     1,670,639     1,160,800
                                                                             ----------  ------------  ------------
Total current liabilities..................................................   2,284,305    16,029,456    13,834,826
Long-term liabilities:
  Long-term debt, net of current portion...................................     589,672        17,090        15,174
  Deferred income taxes....................................................      --         2,380,487     1,793,954
                                                                             ----------  ------------  ------------
Total long-term liabilities................................................     589,672     2,397,577     1,809,128
Commitments and contingencies
Minority interest..........................................................     300,323       215,153       196,739
Stockholders' equity:
  Preferred stock, Series A, $.01 par value:
    Issued and outstanding shares--none at December 31, 1996 and 6,764,043 at December 31, 1997 and March 31, 1998
    Aggregate liquidation value--$15,000,000...............................      --        15,000,000    15,000,000
  Preferred stock, Series B, $.01 par value:
    Issued and outstanding shares--none at December 31, 1996 and 4,573,519 at December 31, 1997 and March 31, 1998
    Aggregate liquidation value--$10,000,000...............................      --        10,000,000    10,000,000
  Common stock, Class A voting, $.01 par value: Authorized
    shares--45,000,000
    Issued shares--8,500,000 at December 31, 1996 and 16,318,254 at
      December 31, 1997 and March 31, 1998.................................      85,000       163,183       163,183
  Common stock, Class B non-voting, $.01 par value: Authorized shares--
    5,000,000
    Issued shares--none at December 31, 1996 and 1997 and March 31, 1998...      --           --            --
  Additional paid-in capital...............................................      --        19,395,389    20,206,599
  Treasury stock, at cost, none and 4,177 shares of Class A at December 31,
    1996 and 1997, respectively, and 417,388 at March 31, 1998.............      --            (9,262)     (925,606)
  Retained earnings (accumulated deficit)..................................   1,949,752   (22,785,842)  (22,610,698)
  Deferred compensation....................................................      --           --           (685,260)
  Foreign currency translation adjustment..................................      (1,079)     (156,801)      (92,993)
                                                                             ----------  ------------  ------------
Total stockholders' equity.................................................   2,033,673    21,606,667    21,055,225
                                                                             ----------  ------------  ------------
Total liabilities and stockholders' equity.................................  $5,207,973  $ 40,248,853  $ 36,895,918
                                                                             ----------  ------------  ------------
                                                                             ----------  ------------  ------------

                            See accompanying notes.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31                     MARCH 31
                                           ------------------------------------------  ---------------------------
                                               1995          1996           1997           1997          1998
                                           ------------  ------------  --------------  ------------  -------------
                                                                                               (UNAUDITED)
Revenues:
  Software licenses......................  $  1,085,253  $  4,326,319  $    8,428,538  $  1,231,549  $   7,146,241
  Services and maintenance...............     1,430,965     3,389,989      12,781,016       750,745     12,301,697
  Resale software and equipment..........       251,982       697,860       5,561,963       140,427      1,156,939
                                           ------------  ------------  --------------  ------------  -------------
Total revenues...........................     2,768,200     8,414,168      26,771,517     2,122,721     20,604,877

Costs and expenses:
  Cost of software licenses..............       --            205,833         748,777        64,877         71,462
  Cost of services and maintenance.......       988,654     2,145,992       9,966,923       458,059      9,266,328
  Cost of resale software and
    equipment............................       192,932       607,997       4,128,525       133,982        819,384
  Sales and marketing....................       555,590     1,258,520       6,720,882       529,758      4,425,156
  Research and development...............       --            600,219       3,533,875       392,600      3,149,306
  General and administrative.............       588,781     2,218,642       4,263,402       622,841      2,233,666
  Amortization of intangibles............       --            --              588,343       --             395,534
  Write-off of in-process research and
    development..........................       --            --           19,700,000       --            --
                                           ------------  ------------  --------------  ------------  -------------
Total costs and expenses.................     2,325,957     7,037,203      49,650,727     2,202,117     20,360,836
                                           ------------  ------------  --------------  ------------  -------------
Operating income (loss)..................       442,243     1,376,965     (22,879,210)      (79,396)       244,041

Other income (expense):
  Interest and dividend income...........        27,329        64,750         177,250        24,843         58,354
  Interest expense.......................       (45,379)      (86,808)       (157,627)      (28,847)        (2,435)
  Other..................................         6,986       --             (227,085)      --              18,808
                                           ------------  ------------  --------------  ------------  -------------
Total other income (expense).............       (11,064)      (22,058)       (207,462)       (4,004)        74,727
                                           ------------  ------------  --------------  ------------  -------------
Income (loss) before minority interest
  and taxes..............................       431,179     1,354,907     (23,086,672)      (83,400)       318,768
Minority interest in subsidiary loss
  (income)...............................       --             93,571          75,729       (12,014)        36,339
                                           ------------  ------------  --------------  ------------  -------------
Income (loss) before taxes...............       431,179     1,448,478     (23,010,943)      (95,414)       355,107
Income tax provision (benefit)...........       --            --             (225,101)      (22,873)       179,963
                                           ------------  ------------  --------------  ------------  -------------
Historical net income (loss).............  $    431,179  $  1,448,478  $  (22,785,842) $    (72,541) $     175,144
                                           ------------  ------------  --------------  ------------  -------------
                                           ------------  ------------  --------------  ------------  -------------
Historical net income (loss) per common
  share..................................  $       0.05  $       0.17  $        (2.03) $      (0.01) $        0.01
                                           ------------  ------------  --------------  ------------  -------------
                                           ------------  ------------  --------------  ------------  -------------
Historical net income (loss) per common
  share--assuming dilution...............  $       0.05  $       0.17  $        (2.03) $      (0.01) $        0.01
                                           ------------  ------------  --------------  ------------  -------------
                                           ------------  ------------  --------------  ------------  -------------
Unaudited pro forma information:
  Historical net income..................  $    431,179  $  1,448,478
  Pro forma income taxes.................       157,596       608,576
                                           ------------  ------------
  Pro forma net income...................  $    273,583  $    839,902
                                           ------------  ------------
                                           ------------  ------------
  Pro forma net income per common
    share................................  $       0.03  $       0.10
                                           ------------  ------------
                                           ------------  ------------
  Pro forma net income per common
    share--assuming dilution.............  $       0.03  $       0.10
                                           ------------  ------------
                                           ------------  ------------

                            See accompanying notes.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         COMMON STOCK, CLASS A     PREFERRED STOCK,       PREFERRED STOCK,
                                                       SERIES A               SERIES B         ADDITIONAL       TREASURY STOCK
                         ----------------------  ---------------------  ---------------------    PAID-IN    ----------------------
                          SHARES      AMOUNT      SHARES      AMOUNT     SHARES      AMOUNT      CAPITAL      SHARES      AMOUNT
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
Balances at December
  31, 1994.............  8,500,000   $  85,000      --      $   --         --      $   --       $  --           --       $  --
  Historical net
    income.............     --          --          --          --         --          --          --           --          --
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
Balances at December
  31, 1995.............  8,500,000      85,000      --          --         --          --          --           --          --
Historical net
  income...............     --          --          --          --         --          --          --           --          --
Distributions to
  shareholders.........     --          --          --          --         --          --          --           --          --
Unrealized foreign
  currency translation
  loss.................     --          --          --          --         --          --          --           --          --
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
Balances at December
  31, 1996.............  8,500,000      85,000      --          --         --          --          --           --          --
  Net loss.............     --          --          --          --         --          --          --           --          --
  Issuance of common
    stock..............  1,365,179      13,652      --          --         --          --       3,686,348       --          --
  Distributions to
    shareholders.......     --          --          --          --         --          --          --           --          --
  Reclassification of
    retained earnings
    to paid-in
    capital............     --          --          --          --         --          --         573,572       --          --
  The Acquisition
    Transaction:
    Net proceeds from
      issuance of
      preferred
      stock............     --          --       6,764,043  15,000,000  4,573,519  10,000,000      --           --          --
    Buyback of common
      stock............  (6,764,043)    (67,640)    --          --         --          --      (14,932,360)     --          --
    Acquisition of
      Dallas...........  13,217,118    132,171      --          --         --          --      30,067,829       --          --
  Purchase of treasury
    stock..............     --          --          --          --         --          --          --            4,177      (9,262)
  Unrealized foreign
    currency
    translation loss...     --          --          --          --         --          --          --           --          --
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
Balances at December
  31, 1997.............  16,318,254    163,183   6,764,043  15,000,000  4,573,519  10,000,000  19,395,389        4,177      (9,262)
  Net income
    (unaudited)........     --          --          --          --         --          --          --           --          --
  Purchase of treasury
    stock
    (unaudited)........     --          --          --          --         --          --          --          413,211    (916,344)
  Deferred compensation
    related to stock
    options
    (unaudited)........     --          --          --          --         --          --         811,210       --          --
  Amortization of
    deferred
    compensation
    (unaudited)........     --          --          --          --         --          --          --           --          --
  Unrealized foreign
    currency
    translation gain
    (unaudited)........     --          --          --          --         --          --          --           --          --
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
Balances at March 31,
  1998 (unaudited).....  16,318,254  $ 163,183   6,764,043  $15,000,000 4,573,519  $10,000,000 2$0,206,599     417,388   $(925,606)
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------
                         ---------  -----------  ---------  ----------  ---------  ----------  -----------  -----------  ---------


                            RETAINED                         FOREIGN
                            EARNINGS                        CURRENCY
                          (ACCUMULATED      DEFERRED       TRANSLATION
                            DEFICIT)      COMPENSATION     ADJUSTMENT      TOTAL
                         --------------  ---------------  -------------  ----------
Balances at December
  31, 1994.............   $    300,245         --           $  --        $  385,245
  Historical net
    income.............        431,179         --              --           431,179
                         --------------  ---------------  -------------  ----------
Balances at December
  31, 1995.............        731,424         --              --           816,424
Historical net
  income...............      1,448,478         --              --         1,448,478
Distributions to
  shareholders.........       (230,150)        --              --          (230,150)
Unrealized foreign
  currency translation
  loss.................        --              --              (1,079)       (1,079)
                         --------------  ---------------  -------------  ----------
Balances at December
  31, 1996.............      1,949,752         --              (1,079)    2,033,673
  Net loss.............    (22,785,842)        --              --        (22,785,842)
  Issuance of common
    stock..............        --              --              --         3,700,000
  Distributions to
    shareholders.......     (1,376,180)        --              --        (1,376,180)
  Reclassification of
    retained earnings
    to paid-in
    capital............       (573,572)        --              --            --
  The Acquisition
    Transaction:
    Net proceeds from
      issuance of
      preferred
      stock............        --              --              --        25,000,000
    Buyback of common
      stock............        --              --              --        (15,000,000)
    Acquisition of
      Dallas...........        --              --              --        30,200,000
  Purchase of treasury
    stock..............        --              --              --            (9,262)
  Unrealized foreign
    currency
    translation loss...        --              --            (155,722)     (155,722)
                         --------------  ---------------  -------------  ----------
Balances at December
  31, 1997.............    (22,785,842)        --            (156,801)   21,606,667
  Net income
    (unaudited)........        175,144         --              --           175,144
  Purchase of treasury
    stock
    (unaudited)........        --              --              --          (916,344)
  Deferred compensation
    related to stock
    options
    (unaudited)........        --            (811,210)         --            --
  Amortization of
    deferred
    compensation
    (unaudited)........        --             125,950          --           125,950
  Unrealized foreign
    currency
    translation gain
    (unaudited)........        --              --              63,808        63,808
                         --------------  ---------------  -------------  ----------
Balances at March 31,
  1998 (unaudited).....   $(22,610,698)     $(685,260)      $ (92,993)   $21,055,225
                         --------------  ---------------  -------------  ----------
                         --------------  ---------------  -------------  ----------

                            See accompanying notes.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     THREE MONTHS ENDED MARCH
                                      YEAR ENDED DECEMBER 31                    31
                                -----------------------------------  ------------------------
                                  1995        1996         1997         1997         1998
                                ---------  ----------  ------------  -----------  -----------
                                                                           (UNAUDITED)
Operating Activities
Historical net income
  (loss)......................  $ 431,179  $1,448,478  $(22,785,842) $   (72,541) $   175,144
Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities, net of
  the effect of the Dallas
  acquisition:
  Depreciation and
    amortization..............     74,660     303,981     1,800,198      111,160      815,626
  Provision for losses on
    receivables...............     20,721     368,948       634,449      --           --
  Amortization of deferred
    compensation..............     --          --           --           --           125,950
  Deferred income taxes.......     --          --           768,766      (22,873)    (186,511)
  Write-off of in-process
    research and development..     --          --        19,700,000      --           --
  Minority interest...........     --         (93,571)      (85,170)      12,014      (18,414)
  Changes in operating assets
    and liabilities:
    Accounts receivable.......   (287,726)   (793,968)   (5,715,607)    (727,693)     (63,033)
    Other receivables and
      advances................    (12,110)   (174,151)     (239,208)     (46,500)    (107,403)
    Prepaids and other
      assets..................    (25,338)   (477,695)     (205,228)     (88,515)    (209,256)
    Accounts payable..........     86,221     442,129     3,094,483     (176,286)  (2,511,533)
    Accrued payroll and
      benefits................    111,554      (5,885)      886,915      (21,881)     586,646
    Deferred revenue and
      accrual for acquired
      contract obligations....    520,011     211,762     2,531,525     (232,747)    (128,083)
    Income tax payable........     --          --        (1,169,491)     --           368,179
    Accrued expenses..........     52,038      52,081      (637,752)     103,983     (509,839)
    Other.....................     --          (1,079)     (249,739)      90,940     (707,460)
                                ---------  ----------  ------------  -----------  -----------
Net cash provided by (used in)
  operating activities........    971,210   1,281,030    (1,671,701)  (1,070,939)  (2,369,987)

Investing Activities
Sales of investments..........     --          --           235,428      --           --
Purchase of investments.......    (16,089)     (6,407)      --           --           --
Purchases of property and
  equipment...................   (170,539)   (683,913)   (2,296,252)    (260,136)  (1,200,313)
Additions to capitalized
  software....................   (308,514)   (275,859)      --           --           --

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                                     THREE MONTHS ENDED MARCH
                                      YEAR ENDED DECEMBER 31                    31
                                -----------------------------------  ------------------------
                                  1995        1996         1997         1997         1998
                                ---------  ----------  ------------  -----------  -----------
                                                                           (UNAUDITED)
Cash acquired in
  Transaction.................     --          --         1,579,591      --           --
                                ---------  ----------  ------------  -----------  -----------
Net cash used in investing
  activities..................   (495,142)   (966,179)     (481,233)    (260,136)  (1,200,213)

Financing Activities
Issuance of preferred stock...     --          --        25,000,000      --           --
Issuance of common stock......     --          --         3,700,000    1,200,000      --
Buyback of common stock.......     --          --       (15,000,000)     --           --
Distributions to
  shareholders................     --        (230,150)   (1,376,180)     --           --
Payments on long-term debt....     --          --        (1,386,468)     (16,666)      (1,916)
Proceeds from long-term
  debt........................     --         755,972       --           --           --
Payments on revolving line of
  credit......................     --          --        (3,926,117)     --           --
Purchase of treasury stock....     --          --            (9,262)     --          (916,344)
Cash received from minority
  interest....................                393,891       --           --           --
                                ---------  ----------  ------------  -----------  -----------
Net cash provided by (used in)
  financing activities........     --         919,713     7,001,973    1,183,334     (918,260)
                                ---------  ----------  ------------  -----------  -----------
Net increase (decrease) in
  cash and cash equivalents...    476,068   1,234,564     4,849,039     (147,741)  (4,488,460)
Cash and cash equivalents at
  beginning of year...........     92,957     569,025     1,803,589    1,803,589    6,652,628
                                ---------  ----------  ------------  -----------  -----------
Cash and cash equivalents at
  end of period...............  $ 569,025  $1,803,589  $  6,652,628  $ 1,655,848  $ 2,164,168
                                ---------  ----------  ------------  -----------  -----------
                                ---------  ----------  ------------  -----------  -----------
Supplemental Cash Flows
  Information
Cash paid for interest........  $  45,379  $   91,672  $    194,618  $    16,692  $     2,435
                                ---------  ----------  ------------  -----------  -----------
                                ---------  ----------  ------------  -----------  -----------

                            See accompanying notes.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    EXE Technologies, Inc. (the Company or EXE), is a global leader in providing software and services for use in supply chain execution with an emphasis on warehouse, distribution, and transportation management solutions. EXE was formed on September 15, 1997, by the merger of Neptune Systems, Inc. and Dallas Systems Corporation (Dallas Systems). Both Neptune, which was incorporated in 1992, and Dallas Systems, which was established in 1980, have been providing logistic solutions since their inception. The Company operates from its headquarters located in Dallas, Texas and through its various subsidiary and sales offices serving Asia Pacific and the Middle East from Melbourne, Australia; Hong Kong, China; Dubai, United Arab Emirates; Kuala Lumpur, Malaysia; and Europe from Bracknell, United Kingdom. In addition, the Company has a 51% interest in a joint venture with Fuji SystemHouse, a Japanese corporation, to operate EXE Technologies (SEA) Pte. Ltd. (formed in 1996 and formerly known as Triton SystemHouse Pte. Ltd.), a Singapore corporation which also is engaged in licensing software and providing services for the logistics industry in Southeast Asia.

    The consolidated financial statements of the Company include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Minority interest relates to EXE Technologies (SEA) Pte. Ltd. Sales and net income (loss) of this joint venture were approximately $906,000 and ($191,000) for the year ended December 31, 1996, $2,942,000 and ($155,000) for the year ended December 31, 1997, $860,000 and
$25,000 for the three months ended March 31, 1997, and $457,000 and $(74,000) for the three months ended March 31, 1998.

2. FORMATION OF EXE

    EXE was formed as a result of simultaneous interdependent transactions (the Transaction) through which ultimately the stockholders of Neptune and Dallas Systems exchanged their stock in Neptune and Dallas Systems for stock in EXE. The Transaction included capital investments from an investment group in two separate transactions. First, $15 million was received from the investment group to acquire 50% of the equity interest of former Dallas Systems shareholders. The $15 million was distributed to these shareholders at the transaction date, and the investment group received Series A Convertible Participating Preferred Stock (Series A Preferred Stock) in EXE. In the second capital investment transaction, $10 million was received from the investment group for operating purposes in exchange for Series B Convertible Preferred Stock (Series B Preferred Stock) in EXE. The Transaction was accounted for as a purchase of Dallas Systems by Neptune. As such, the historical financial statements of Neptune are presented as the historical financial statements of the combined companies, and the assets and liabilities of Dallas Systems have been recorded at fair value.

    Additionally, the equity of Neptune has been presented as the equity of the combined companies. However, all share and per share amounts of Neptune have been retroactively restated to reflect the par value of the new Class A Common Stock. The consolidated results of operations and cash flows for EXE exclude the results of operations and cash flows of Dallas Systems prior to the date of acquisition.

    Based on the results of an independent appraisal, $19.7 million of the Dallas Systems purchase price was allocated to in-process research and development costs at the date of acquisition and was recorded as an expense in the Company's consolidated statement of operations for the year ended December 31, 1997. The per share value of the consideration exchanged was based upon the capital transaction in which $15 million was paid for 50% of the former equity interest of Dallas Systems. The

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

2. FORMATION OF EXE (CONTINUED)
breakdown of the consideration, including transaction costs, exchanged in excess of the fair value of the net assets acquired is as follows:

Consideration exchanged.......................................  $30,200,000
Fair value of tangible assets acquired, net of fair value of
  liabilities assumed.........................................    2,541,560
                                                                -----------
Excess of consideration received over the fair value of
  tangible net assets acquired................................  $27,658,440
                                                                -----------
                                                                -----------
Excess of consideration received over the fair value of net
  tangible assets acquired, applied:
  Purchased research and development..........................  $19,700,000
  Intangible assets:
    Developed technology......................................    3,700,000
    Assembled work force......................................    1,350,000
    Customer base.............................................    1,800,000
    Goodwill..................................................    1,108,440
                                                                -----------
                                                                $27,658,440
                                                                -----------
                                                                -----------

    The intangible assets, excluding assembled work force and goodwill, resulting from the Transaction are amortized over six years based upon the associated estimated revenue stream noted in the independent appraisal analysis. Assembled work force and goodwill are amortized on a straight-line basis over a three- and six-year period, respectively. The carrying value of intangible assets will be reviewed if the facts and circumstances suggest that they may be permanently impaired. If a comparison of the undiscounted cash flow method to the carrying value of intangible assets indicates that the intangible assets will not be recoverable, the asset will be reduced to its estimated recoverable value. The amortization of intangibles related to the acquisition was $588,343 during the year ended December 31, 1997 and $395,534 for the three months ended March 31, 1998.

    The following table presents unaudited pro forma information for EXE as if the merger had taken place on January 1, 1997. This information is unaudited and does not purport to represent the actual operating results had the Transaction taken place January 1, 1997, nor does it purport to be indicative of the results that will be obtained in the future. The $19.7 million write-off of the in-process research and development costs at the date of acquisition, as well as certain other non-recurring transaction related costs of approximately $1,038,000, have been excluded from the pro forma statement of operations since they represent non-recurring charges against operations resulting directly from the Transaction.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

2. FORMATION OF EXE (CONTINUED)
    Additionally, amortization of intangibles and interest expense have been adjusted to reflect a full year of amortization expense and the use of proceeds from the sale of the preferred stock to retire debt as if the Transaction took place on January 1, 1997.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1997
                                                              --------------
                                                               (UNAUDITED)
Revenues:
  Software licenses.........................................   $ 11,466,531
  Services and maintenance..................................     34,897,999
  Resale software and equipment.............................     13,510,132
                                                              --------------
Total revenues..............................................     59,874,662

Cost and expenses:
  Cost of licenses..........................................        748,777
  Cost of services and maintenance..........................     26,931,453
  Cost of resale software and equipment.....................      9,797,026
  Sales and marketing.......................................      9,684,679
  Research and development..................................      7,351,183
  General and administrative................................      6,835,808
  Amortization of intangibles...............................      1,692,631
                                                              --------------
Total costs and expenses....................................     63,041,557

Operating loss..............................................     (3,166,895)
Other expense...............................................         (2,566)
                                                              --------------
Loss before minority interest and taxes.....................     (3,169,461)
Minority interest in subsidiary loss........................         75,729
                                                              --------------
Loss before taxes...........................................     (3,093,732)
Income tax benefit..........................................       (227,256)
                                                              --------------
Net loss....................................................   $ (2,866,476)
                                                              --------------
                                                              --------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

    The Company's revenues consist of software license revenues, consulting service revenues, maintenance revenues and revenues from the resale of software and equipment. Software license revenues for periods subsequent to December 31,1997, are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition." Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required, and collection is considered probable by management. For

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) periods prior to December 31, 1997, software license revenues were recognized in accordance with SOP 91-1, "Software Revenue Recognition." Under SOP 91-1, software license revenues were recognized upon execution of a contract and shipment of the software and after any customer cancellation right has expired, provided that no significant vendor obligations remained outstanding, amounts were due within one year, and collection was considered probable by management. The application of SOP 97-2 did not have a material impact on the Company's consolidated financial statements for the quarter ended March 31, 1998.

    Revenue from consulting services is recognized as the services are provided. Maintenance is recognized on a straight-line basis over the period of the obligation. Revenue from the resale of software and equipment is recognized as equipment is shipped to the customer.

    During 1996, the Company terminated an existing license/royalty agreement of version 1.0 of its Trident system. The Company received $1,431,000 and $377,000 in 1996 and 1997, respectively, which it recognized as revenue upon receipt. The termination of this agreement gives the licensee royalty free rights to version
1.0 of the Trident system, but no rights to any future versions.

    The Company warrants that its products will function substantially in accordance with the documentation provided to customers for periods ranging from three to twelve months. As of December 31, 1997, the Company has not incurred any expenses related to warranty claims.

    During the year ended December 31, 1997, one customer represented approximately 11% of the total revenues. There were no significant customers with revenues greater than 10% of total revenues during the years ended December 31, 1996 or 1995.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The unaudited interim consolidated financial statements as of March 31, 1998, and for the three months ended March 31, 1997 and 1998, have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. They do reflect all adjustments (consisting only of normal recurring entries) which, in the opinion of the Company's management, are necessary for a fair presentation of the results for the interim periods presented.

    The results of operations for the three-month period ended March 31, 1998, are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair market value.

INVESTMENTS

    The Company held investments in four mutual funds at December 31, 1996, which are stated at market value based on quoted market prices. All such investments are classified as trading securities in

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and accordingly unrealized changes in value along with transaction gains and losses are reflected in the statements of operations.

ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentration of credit risk, principally consist of temporary cash investments and accounts receivables, including receivables from license contracts. The Company places temporary cash investments with financial institutions and limits its exposure with any one financial institution. At December 31, 1997, one customer represented approximately 11% of the total receivable balance. There were no significant customers with a receivable balance of greater than 10% of the total receivables balance at December 31, 1996. The Company's billings are due upon receipt with collections generally occurring within 30 to 60 days, and the Company does not require collateral on accounts. A large portion of the Company's customer base is composed of FORTUNE 1000 companies or foreign equivalents, which mitigate credit risk.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. The straight-line method of depreciation was adopted for all computer equipment placed into service after January 1, 1997. For computer equipment acquired prior to January 1, 1997, depreciation is computed using an accelerated method. All other property and equipment is depreciated using the straight-line method. The Company believes the new method will more appropriately reflect its financial results by better allocating costs of computer equipment over the useful lives of these assets. The effect of this change on net loss and net loss per share for 1997 was not material.

    The estimated useful lives of property and equipment are as follows:

Computer equipment...................................................        3-5
Furniture and equipment..............................................        5-7
Leasehold improvements...............................................       9-15
Other................................................................         30

    Depreciation expense for the years ended December 31, 1995, 1996, and 1997 was $74,660, $201,143, and $730,320, respectively. Depreciation expense for the three-month periods ended March 31, 1997 and 1998, was $51,160 and $420,092, respectively.

INCOME TAXES

    Effective February 1, 1997, the Company changed its taxable status from an S Corporation to a C Corporation. Prior to February 1, 1997, the Company was an S Corporation under the provisions of the Internal Revenue Code of 1986, as amended; therefore, the Company was not subject to federal income taxes. The income or loss of the Company was included in the owners' individual federal and state tax returns, and as such, no provision for income taxes has been recorded on a historical basis in the accompanying statements of operations for the years ended December 31, 1995 and 1996. Subsequent

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to January 31, 1997, the Company accounts for income taxes using the liability method under the provisions of SFAS 109, "Accounting for Income Taxes."

    A provision for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as a taxable corporate entity for the years ended December 31, 1995 and 1996 is presented. The impact was not material for 1997. The pro forma income tax provision has been computed by applying the Company's anticipated statutory tax rate to pretax income, adjusted for permanent tax differences. (See Note 6.)

SOFTWARE DEVELOPMENT COSTS

    In accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Prior to the merger, Neptune incurred amortization expense of $258,737 and $102,838 during the eight-and-one-half-month period ended September 15, 1997 and the year ended December 31, 1996, respectively, utilizing a straight-line method of amortization with a useful life of three years. Subsequent to the merger, a revaluation of the technology associated with the capitalization of software was conducted and the remaining unamortized software cost of $222,798 was written off due to the diminished value the software would have to the ongoing operations of the Company post merger. In general and during the current year, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has expensed all software development costs.

STOCK-BASED COMPENSATION PLANS

    The Company accounts for its stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," because, as discussed in Note 7, the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. However, SFAS 123 requires disclosure of pro forma information regarding net income and net income per share based on fair value accounting for stock-based compensation plans.

FOREIGN CURRENCY TRANSLATION

    Foreign currency financial statements of foreign operations, where the local currency is the functional currency, are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations.

RECLASSIFICATIONS

    Certain reclassifications have been made to the 1995 and 1996 balances to conform with the 1997 presentation.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DEFERRED REVENUE

    Deferred revenue primarily represents amounts collected prior to complete performance of maintenance services. Deferred revenue also consists of amounts billed or received in advance of satisfying revenue recognition criteria.

EARNINGS PER SHARE

    Net income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during each period. Net income
(loss) per common share assuming dilution is computed using the weighted average number of shares of common stock outstanding during each period and common equivalent shares consisting of preferred stock and stock options (using the treasury stock method).

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130

    In 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements, and was effective for the Company beginning January 1, 1998. For the periods presented, the Company had unrealized foreign currency translation gains (loss), which are components of comprehensive income, of $(1,079), $(155,722), $(4,571), and $63,808 for the years ended December 31, 1996 and 1997, and the three months ended March 31, 1997 and March 31, 1998, respectively.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131

    In 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and will be adopted by the Company in connection with its 1998 annual financial statements. The Company is still evaluating the impact of SFAS No. 131 on its reporting requirements.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

4. PROPERTY AND EQUIPMENT

    Property and equipment, stated at cost, consists of the following:

                                              DECEMBER 31
                                        -----------------------   MARCH 31,
                                           1996        1997         1998
                                        ----------  -----------  -----------
Computer equipment....................  $  669,336  $ 3,965,746  $ 5,092,874
Furniture and equipment...............     160,663      704,917      774,052
Leasehold improvements................     171,894      389,091      389,091
Other.................................      --          274,522      278,472
                                        ----------  -----------  -----------
                                         1,001,893    5,334,276    6,534,489
Accumulated depreciation..............    (308,481)  (1,021,082)  (1,441,174)
                                        ----------  -----------  -----------
                                        $  693,412  $ 4,313,194  $ 5,093,315
                                        ----------  -----------  -----------
                                        ----------  -----------  -----------

5. DEBT

    On December 1, 1997, the Company finalized a $13.5 million secured revolving line of credit agreement (the Revolver) with a bank. At December 31, 1997 and March 31, 1998, no borrowings were outstanding under the Revolver. The Revolver's initial term is for thirty-six months and is renewable annually with payments of interest monthly and any principal due at maturity. Interest rates under the Revolver are at the bank's prime rate less 1/2% or at the bank's LIBOR rate plus 1 1/2 to 2% LIBOR margin points depending on the ratio achieved of debt to cash flow per a predefined matrix in the agreement. The Revolver is secured by receivables and fixed assets.

    Advances under the Revolver are up to 2 1/2 times a rolling four quarter calculation of cash flow (as defined by the agreement which includes adjustments for depreciation, amortization, and other non cash expenses plus an allowance for cash expenses of $2 million in year one, $1 million in year two and $500,000 in year three). The Revolver also includes specific performance covenants which include minimum defined debt and interest coverage ratios.

    At December 31, 1996, the Company had a $500,000 note payable for working capital needs with interest at 8% and $755,972 outstanding under a revolving line of credit and equipment loan facility with interest at prime plus .5% and prime plus .75%, respectively. All balances were paid during 1997.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

6. INCOME TAXES

    Components of the provision (benefit) for income taxes are as follows:

                                                                          THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31              MARCH 31
                                      ---------------------------------  --------------------
                                        1995       1996        1997        1997       1998
                                      ---------  ---------  -----------  ---------  ---------
Current:
  Federal...........................  $  --      $  --      $(1,019,161) $      --  $      --
  State.............................     --         --           (1,406)    --         --
  Foreign...........................     --         --           26,700     --        366,474
Deferred:
  Federal...........................     --         --          683,027    (30,575)  (171,159)
  State.............................     --         --           85,739     (2,401)   (15,352)
  Foreign...........................     --         --          --          10,103     --
                                      ---------  ---------  -----------  ---------  ---------
Total...............................  $  --      $  --      $  (225,101) $ (22,873) $ 179,963
                                      ---------  ---------  -----------  ---------  ---------
                                      ---------  ---------  -----------  ---------  ---------

    The provision (benefit) for income taxes is reconciled with the federal statutory rate as follows:

                                               YEAR ENDED DECEMBER 31
                                          ---------------------------------
                                            1995       1996        1997
                                          ---------  ---------  -----------
Expense (benefit) computed at federal     $ 146,601  $ 492,483  $(7,828,811)
  statutory rate........................
Non-deductible in-process research and       --         --        6,774,127
  development expense and merger costs..
State income taxes, net of federal tax        5,608     48,940       33,324
  effect................................
Net operating loss......................     --         --          178,181
S Corporation loss......................     --         --           88,093
Conversion from S Corporation to C           --         --          267,394
  Corporation...........................
Increase in valuation allowance.........     --         64,791       87,128
Other, net..............................      5,387      2,362      175,463
Income taxed directly to shareholders...   (157,596)  (608,576)     --
                                          ---------  ---------  -----------
Income tax provision (benefit)..........  $  --      $  --      $  (225,101)
                                          ---------  ---------  -----------
                                          ---------  ---------  -----------

    The provision for income taxes for the three month periods March 31, 1997 and 1998 differ from the amounts computed at the federal statutory rate primarily as a result of state income taxes.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

6. INCOME TAXES (CONTINUED)
    Components of the provision (benefit) for income taxes on an unaudited proforma basis for the years ended December 31, 1995 and 1996 are as follows:

                                                        YEAR ENDED DECEMBER
                                                                 31
                                                        --------------------
                                                          1995       1996
                                                        ---------  ---------
Current:
  Federal.............................................  $ 201,977  $ 330,748
  State...............................................     15,824     43,845
Deferred:
  Federal.............................................    (52,877)   203,676
  State...............................................     (7,328)    30,307
                                                        ---------  ---------
Total.................................................  $ 157,596  $ 608,576
                                                        ---------  ---------
                                                        ---------  ---------

    The provision (benefit) for income taxes is reconciled with the federal statutory rate on an unaudited proforma basis for the years ended December 31, 1995 and 1996 as follows:

                                                        YEAR ENDED DECEMBER
                                                                 31
                                                        --------------------
                                                          1995       1996
                                                        ---------  ---------
Benefit (expense) computed at federal statutory         $ 146,601  $ 492,483
  rate................................................
State income taxes, net of federal tax effect.........      5,608     48,940
Increase in valuation allowance.......................     --         64,791
Other, net............................................      5,387      2,362
                                                        ---------  ---------
Income tax provision (benefit)........................  $ 157,596  $ 608,576
                                                        ---------  ---------
                                                        ---------  ---------

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

6. INCOME TAXES (CONTINUED)
    The significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               DECEMBER 31,
                                                                   1997
                                                              --------------
Deferred tax liabilities:
  Identifiable intangible assets............................   $ (2,333,496)
                                                              --------------
Total deferred tax liabilities..............................     (2,333,496)

Deferred tax assets:
  Bad debt reserves.........................................        332,730
  Fixed assets..............................................         26,558
  Net operating losses......................................        140,372
  Accrued contract obligations..............................        332,730
  Accrued expenses..........................................        370,453
  Other, net................................................         99,571
                                                              --------------
Total deferred tax assets...................................      1,302,414
Valuation allowance.........................................        (87,128)
                                                              --------------
Total deferred tax assets, net..............................      1,215,286
                                                              --------------
Deferred income tax liabilities, net of deferred income tax    $ (1,118,210)
  assets....................................................
                                                              --------------
                                                              --------------

    At December 31, 1997, the Company had a federal net operating loss carryforward and research and development credits of approximately $160,000 and $50,000, respectively, both of which will expire in the year 2013. The Company also had net operating loss carryforwards of approximately $250,000 in foreign jurisdictions.

7. STOCK OPTIONS

    On February 18, 1997, the Company adopted an incentive and non-qualified stock option plan (the Plan). The Board of Directors, at their discretion, may grant stock options to eligible participants, as defined. The options generally vest over three years and the exercise price must be equal to or greater than the market value of the Company's stock on the date of grant. The Company has reserved 1,500,000 shares of the convertible Class B common stock for potential distribution under the Plan, of which 557,650 shares were granted prior to the Transaction.

    In July 1997, Dallas adopted a non-qualified stock option plan (the Dallas
Plan) to permit certain key employees to purchase Class B common stock of Dallas. Dallas recorded compensation expense of $139,000 for the difference between the estimated fair market value of the Dallas stock and the grant price related to certain grants prior to the Transaction. The options vested immediately upon grant. No exercises, cancellations, or expirations occurred preceding the Transaction. In connection with the Transaction, the options outstanding under the Dallas Plan were converted into 310,967 options to purchase Class B common shares of the Company at substantially the same terms and conditions, which were subsequently canceled and reissued at $2.00.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

7. STOCK OPTIONS (CONTINUED)
    On September 16, 1997, the Company adopted the 1997 Incentive and Nonqualified Stock Option Plan (the 1997 Plan) which replaced all previous plans of Neptune and Dallas. Under the 1997 Plan, an aggregate of 4,500,000 shares of Class B common stock are authorized for issuance. The 1997 Plan provides for the grant of incentive stock options (ISOs) to employees of the Company and nonqualified stock options (NQSOs) to employees or consultants. Exercise prices for ISOs may not be less than fair market value and exercise prices for NQSOs may be greater or less than fair market on the date of grant. The options vest and become exercisable ratably over a four-year period and expire after 10 years.

    On September 16, 1997, the Company adopted the Non-Employee Directors Plan (the Directors Plan). Under the Directors Plan, an aggregate of 300,000 shares of Class B common stock are authorized for issuance. The Directors Plan provides for the grant of a specified number of NQSOs to non-employee directors of the Company as defined in the Directors Plan at exercise prices equal to the market value of the Company's stock on the date of grant. The options vest over three years. No grants were made under the Directors Plan.

    Under the 1997 Plan, in the event of a change of control, the Board shall have the right, in its sole discretion, to accelerate the vesting of all options that have not vested as of the date of the change of control and/or establish an earlier date for the expiration of the exercise of an option. In addition, in the event of a change of control of the Company, the Board shall have the right, in its sole discretion, subject to and conditioned upon a sale of the Company:
(a) to arrange for the successor company (or other entity) to assume all of the rights and obligations of the Company under this Plan; or (b) to terminate this Plan and (i) to pay to all optionees cash with respect to those options that are vested as of the date of the sale of the Company in an amount equal to the difference between the option price and the fair market value of a share of common stock (determined as of the date the Plan is terminated) multiplied by the number of options that are vested as of the date of the sale of the Company which are held by the optionee as of the date of the sale of the Company, or
(ii) to arrange for the exchange of all options for options to purchase common stock in the successor corporation, or (iii) to distribute to each optionee other property in an amount equal to and in the same form as the optionee would have received from the successor corporation if the optionee had owned the shares subject to options that are vested as of the date of the sale of the Company rather than the option at the time of the sale of the Company. The form of payment or distribution to the optionee pursuant to this section shall be determined by the Board in its sole discretion.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

7. STOCK OPTIONS (CONTINUED)
    Stock option transactions under the 1997 Plan for the year ended December 31, 1997 and the three months ended March 31, 1998, are summarized as follows:

                                                      OPTIONS OUTSTANDING
                                      SHARES     ------------------------------
                                    AVAILABLE                     WEIGHTED
                                       FOR        NUMBER OF        AVERAGE
                                      GRANT        SHARES      EXERCISE PRICE
                                   ------------  -----------  -----------------
Balance at December 31, 1996
  Authorized.....................    3,300,000       --           $      --
  Grants.........................   (1,239,013)   1,239,013            1.46
  Transferred from the Dallas         (310,967)     310,967             .66
    Plan.........................
  Forfeitures....................       42,150      (42,150)            .75
  Canceled.......................      310,967     (310,967)            .66
                                   ------------  -----------          -----
Balance at December 31, 1997.....    2,103,137    1,196,863            1.48
  Authorized.....................      300,000       --              --
  Grants.........................   (2,470,258)   2,470,258            2.00
  Forfeitures....................      121,756     (121,756)           1.99
                                   ------------  -----------          -----
Balance at March 31, 1998........       54,635    3,545,365       $    1.83
                                   ------------  -----------          -----
                                   ------------  -----------          -----

    The weighted average fair value of options granted during the year ended December 31, 1997, using a minimum value option pricing model was $.22 per option resulting in pro forma net expense to the Company of approximately $199,000 if the Company had accounted for its stock options granted in 1997 under the fair value method set forth in SFAS 123. At December 31, 1997, 913,363 shares are exercisable at the weighted average price of $1.39. The remaining estimated contractual life of the 1,196,863 options outstanding is approximately
9.5 years at December 31, 1997.

    As of July 8, 1998 the Company has reserved 4,500,000 shares of the Class B common stock for potential distribution under the 1997 Plan, 300,000 shares of the Class B common stock for potential distribution under the Directors Plan and 200,000 shares for other grants outside the plans. The Company has granted 102,656 options at $2.00 per share outside the plans to a former employee.

    SFAS 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123), requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee stock options granted under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with no volatility and the following weighted-average assumptions for 1997: a risk-free interest rate ranging from 5.72% to 6.57%, no dividends, and an expected life of three years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

7. STOCK OPTIONS (CONTINUED)
single measure of the fair value of its employee stock options. In addition, because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

    The Company recorded deferred compensation expense of $811,210 for the difference between the grant price and the deemed fair market value of certain of the Company's common stock options granted during the three months ended March 31, 1998. This amount is being amortized ratably over the vesting period of the individual options, generally three to four years. Compensation expense recognized in the three months ended March 31, 1998 totaled $125,950 and at March 31, 1998 deferred compensation totaled $685,260.

8. RELATED PARTY TRANSACTIONS

    During the year ended December 31, 1997, the Company advanced $923,432 to a company which was owned by the former principal shareholders of Neptune. At December 31, 1997, these advances, which were the result of a $750,000 cash advance and $173,432 in services and expense reimbursements provided by EXE, were outstanding. During 1998, the above amounts were paid in full. As part of the Merger Transaction, EXE was granted an option to acquire this entity for an aggregate purchase of $1.5 million and this option can be exercised ninety days prior to the expected closing date of any initial public offering or from November 2, 1998 through November 1, 2002. In May 1998, the former principal shareholders of Neptune sold their entire interest in the company. In connection with that transaction, the company's outstanding obligations to EXE were satisfied and EXE's option to purchase the company was terminated.

    The Company also loaned $200,000 to a shareholder at an interest rate of 8.5% and secured with EXE stock held by the shareholder. The note was repaid in May 1998.

    The Company also has various advances to officers and shareholders of the Company. The total balance of these receivables at December 31, 1997 and March 31, 1998 was $52,574. Additionally, the Company has long-term notes receivable from employees and shareholders which bear interest ranging from 7.8% to 8.5% and have a remaining balance of $87,800 and $72,000 at December 31, 1997 and March 31, 1998, respectively.

9. LEASE COMMITMENTS

    The Company leases certain facilities and property and equipment for use in operations. In May 1998, the Company entered into new ten and one-half year leases of office space for the North American operations. The Company also entered into a ten and one-half month sub-lease from the leases. The sub-lease is with the original lessor of the facility. The leases provide for free rent during the first six months and contain an escalation clause in year five of the leases. The Company leases office space from a shareholder which expires in August 2002 with monthly rental payments of $86,569. The shareholder has a definitive agreement to sell the premises. The Company has entered into an agreement with the shareholder pursuant to which the Company's obligations under the lease will terminate upon the sale of the premises by the shareholder, provided that the Company vacates the premises by December 1, 1998. Following the sale of the premises, the Company has the option to remain on the

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

9. LEASE COMMITMENTS (CONTINUED)
premises through February 28, 1999 for an aggregate cost of $435,000. If the premises are not sold, the Company will remain obligated under the lease. The minimum rental commitments under operating leases and the sub-lease, which includes the new leases described above and the lease commitments with the shareholder through November 30, 1998, and other leases with terms exceeding one year are as follows:

                                                       LEASE     SUB-LEASE
                                                      EXPENSE      INCOME
                                                    -----------  ----------
1998..............................................  $ 2,196,526  $       --
1999..............................................    3,648,748     218,016
2000..............................................    4,730,541     421,524
2001..............................................    4,551,253     421,524
2002..............................................    4,505,095     421,524
Thereafter........................................   25,866,440   2,831,472
                                                    -----------  ----------
                                                    $45,498,603  $4,314,060
                                                    -----------  ----------
                                                    -----------  ----------

    Total rental expense was approximately $196,000, $401,000, $1,264,000 for the years ended December 31, 1995, 1996, and 1997, respectively. Total rent expense for the three months periods ended March 31, 1997 and 1998 was $178,000 and $622,000, respectively. Included in rent expense is $297,514 and $255,012 paid to a shareholder for facility rental in 1997 and 1998, respectively.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

10. GEOGRAPHIC SEGMENT INFORMATION

    Information about the Company's operations in different geographic areas as of and for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998 is as follows:

                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31                MARCH 31
                                   ------------------------------------  -----------------------
                                      1995        1996         1997         1997        1998
                                   ----------  ----------  ------------  ----------  -----------
Sales to unaffiliated customers:
  North America..................  $2,768,200  $7,508,464  $ 18,492,435  $1,262,563  $14,321,930
  East Asia......................      --         905,704     3,136,032     860,158    1,053,523
  Europe.........................      --          --         3,718,086      --        3,520,886
  Other..........................      --          --         1,424,964      --        1,708,538
                                   ----------  ----------  ------------  ----------  -----------
Total............................  $2,768,200  $8,414,168  $ 26,771,517  $2,122,721  $20,604,877
                                   ----------  ----------  ------------  ----------  -----------
                                   ----------  ----------  ------------  ----------  -----------
Total assets:
  North America..................  $2,234,342  $3,692,010  $ 30,845,734  $4,644,622  $28,185,447
  East Asia......................      --       1,515,963     1,480,914   1,460,865    2,148,025
  Europe.........................      --          --         5,589,137      --        5,077,720
  Other..........................      --          --         2,333,068      --        1,484,726
                                   ----------  ----------  ------------  ----------  -----------
Total............................  $2,234,342  $5,207,973  $ 40,248,853  $6,105,487  $36,895,918
                                   ----------  ----------  ------------  ----------  -----------
                                   ----------  ----------  ------------  ----------  -----------
Income (loss) before taxes:
  North America..................  $  431,179  $1,639,440  $(22,980,135) $ (277,879) $(1,223,383)
  East Asia......................      --        (190,962)     (252,247)    182,465      (64,718)
  Europe.........................      --          --           122,485      --          990,872
  Other..........................      --          --            98,954      --          652,336
                                   ----------  ----------  ------------  ----------  -----------
Total............................  $  431,179  $1,448,478  $(23,010,943) $  (95,414) $   355,107
                                   ----------  ----------  ------------  ----------  -----------
                                   ----------  ----------  ------------  ----------  -----------

    Revenues of geographic areas are primarily comprised of the licensing of software products; fees derived from implementation, training and maintenance services; and revenue generated from the resale of database software and computer equipment by the Company's operating subsidiaries.

    Identifiable assets of geographic areas are those assets related to the Company's operations in each area. North American assets consists of all other operating assets of the Company.

    Income (loss) before taxes is determined by deducting from net revenues the related costs and operating expenses attributable to the region. General corporate expenses and research and development expenses have been included in North American operations for purposes of computing income (loss) before taxes.

11. EMPLOYEE BENEFIT PLAN

    As part of the Transaction, the Company assumed the obligations and adopted the defined contribution plan of Dallas. The plan covers all employees located in the United States which have completed

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

11. EMPLOYEE BENEFIT PLAN (CONTINUED)
one month of service and have attained the age of twenty-one. The Company's contribution to the plan matches the first 5% of the employee's contributions of eligible earnings. Additionally, discretionary contributions may also be made. The Company recognized expenses of approximately $226,000 and $243,000 for the defined contribution plan during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

12. STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    The Company has authorized a total of $15 million shares of Preferred Stock. The Company sold preferred stock to an investment group in two separate transactions. In the first transaction, the Company received $15 million in exchange for 6,764,043 of Series A Preferred Stock, par value $.01 per share. In the second transaction, the Company received $10 million in exchange for 4,573,519 shares of Series B Preferred Stock, par value $.01 per share.

    SERIES A PREFERRED STOCK

    The Company has designated 7 million shares of Series A Preferred Stock. These shares rank senior to all classes of common stock and rank pari passu with Series B Preferred Stock. Each share of the Series A Preferred Stock is convertible at the option of the holder into one share of EXE common stock, subject to certain adjustments, and have voting rights equal to the common shares. Any dividends paid to common stockholders shall also be paid to these shareholders in the same amount and at the same time. These shares have liquidation preference at an amount equal to $2.21 per share plus all outstanding dividends.

    Upon occurrence of a "Trigger Event" (defined as a sale, merger, or initial public offering), these shareholders are entitled to a participating payment based upon the "Trigger Value" or market price of the shares as defined in the agreement. If the Trigger Value is greater than five times the initial investment price, no participation payment is required. If the Trigger Value is less than four times the initial investment price, the participation payment will be $15 million. If the Trigger Value is between four and five times the initial investment price, the participation payment will be based on a pro rata formula. The preferred shareholders retain their equity investment regardless of any participation payment.

    The holders of the Series A Preferred Stock have agreed to waive the participation payment based upon the mid-point of the anticipated price range per share of the shares of Common Stock of the Company to be offered in the Company's initial public offering, as indicated in the Company's first Registration Statement on Form S-1 filed with Securities and Exchange Commission, being greater than or equal to $11 per share. The waiver terminates under certain conditions including failure of the Registration Statement to become effective by January 1, 1999.

    The Company has reserved 6,764,043 shares of Class A common stock for potential distribution upon the conversion of the Series A Preferred Stock.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

12. STOCKHOLDERS' EQUITY (CONTINUED)
    SERIES B PREFERRED STOCK

    The Company has designated 5 million shares of Series B Preferred Stock. These shares rank senior to all classes of common stock and rank pari passu with Series A Preferred Stock. Each share of the Series B Preferred Stock is convertible at the option of the holder into one share of EXE common stock, subject to certain adjustments, and have voting rights equal to the common shares. Any dividends paid to common stockholders shall also be paid to these shareholders in the same amount and at the same time. These shares have liquidation preference at an amount equal to $2.19 per share plus all outstanding dividends.

    The Company has reserved 4,573,519 shares of Class A Common Stock for potential distribution upon the conversion of the Series B Preferred Stock.

    SERIES C PREFERRED STOCK

    On June 29, 1998, the Company designated 2 million shares of Series C Preferred Stock. These shares rank pari passu with Series A and B Preferred Stock. Each share of the Series C Preferred Stock is convertible at the option of the holder into one share of EXE common stock subject to certain adjustments, and have voting rights equal to the common shares. Any dividends paid to common stockholders shall also be paid to these shareholders in the same amount and at the same time. These shares have liquidation preference at a price equal to $5 per share plus all outstanding dividends.

    In the event the Company pays a participation payment to the holders of Series A Preferred Stock, in accordance with the Company's Certificate of Incorporation, the Company will repay to the purchasers of the Series C Preferred Stock, a purchase price adjustment of up to $3 million. The total amount of the purchase price adjustment owed to the purchasers of the Series C Preferred Stock will be equal to 20% of the amount of the participation payment actually received by the holders of the Series A Preferred Stock.

    The holders of the Series C Preferred Stock have agreed to waive the purchase price adjustment if the holders of the Series A Preferred Stock waive their rights to the Participation Payment.

    The Company has reserved 1.6 million shares of Class A Common Stock for potential distribution upon the conversion of the Series C Preferred Stock.

    CLASS B COMMON STOCK

    The Company has authorized 5,000,000 shares of non-voting Class B Common Stock. Each share outstanding and each outstanding stock option to purchase Class B Common Stock will convert to Class A Common Stock upon an initial public offering of the Company's stock.

                    EXE TECHNOLOGIES, INC. AND SUBSIDIARIES

       (INFORMATION AS OF MARCH 31, 1998, AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 1998 AND 1997 IS UNAUDITED)

13. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

                                                                                THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31                MARCH 31
                                        ------------------------------------  -----------------------
                                           1995        1996         1997         1997        1998
                                        ----------  ----------  ------------  ----------  -----------
Numerator:
  Net income (loss) for basic and net
    income (loss)--assuming
    dilution..........................  $  431,179  $1,448,478  $(22,785,842) $  (72,541) $   175,144
                                        ----------  ----------  ------------  ----------  -----------
                                        ----------  ----------  ------------  ----------  -----------
Denominator:
  Denominator for net income per
    share--weighted average shares....   8,500,000   8,500,000    11,228,407   8,666,564   15,992,691
  Effect of dilutive securities:
  Preferred Stock.....................      --          --           --           --       11,337,562
  Employee stock options..............      --          --           --           --          633,507
                                        ----------  ----------  ------------  ----------  -----------
  Dilutive potential common shares....      --          --           --           --       11,971,069
                                        ----------  ----------  ------------  ----------  -----------
  Denominator for net income (loss)
    per share--assuming
    dilution--adjusted
    weighted-average shares and
    assumed conversion................   8,500,000   8,500,000    11,228,407   8,666,564   27,963,760
                                        ----------  ----------  ------------  ----------  -----------
                                        ----------  ----------  ------------  ----------  -----------
Net income (loss) per common share....  $     0.05  $     0.17  $      (2.03) $    (0.01) $      0.01
                                        ----------  ----------  ------------  ----------  -----------
                                        ----------  ----------  ------------  ----------  -----------
Net income (loss) per common share--
  assuming dilution...................  $     0.05  $     0.17  $      (2.03) $    (0.01) $      0.01
                                        ----------  ----------  ------------  ----------  -----------
                                        ----------  ----------  ------------  ----------  -----------

    Upon the effectiveness of the proposed common stock offering, the Series A, B and C Preferred Stock will convert to common stock. Supplemental basic earnings per share as if the conversion of the Series A and B occurred would equal net income per common share assuming dilution for the three months ended March 31, 1998. The assumed conversion is antidilutive for the year ended December 31, 1997.

14. CONTINGENCIES

    On April 30, 1998, a former employee filed a lawsuit against the Company and several of its officers alleging tortious interference with contract and prospective business relationships, breach of contract, fraud and defamation. The former employee is seeking compensatory damages in excess of $18,000,000. The Company is vigorously defending the lawsuit and believes that the claim is without merit.

    The Company is involved in various other legal actions and claims which arise in the normal course of business. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Dallas Systems Corporation and Subsidiary

    We have audited the accompanying consolidated balance sheets of Dallas Systems Corporation and Subsidiary (the Company) as of December 31, 1996 and September 15, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1996 and the eight and one-half month period ended September 15, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dallas Systems Corporation and Subsidiary at December 31, 1996 and September 15, 1997, and the consolidated results of its operations and its cash flows for the years ended December 31, 1995 and 1996 and the eight and one-half month period ended September 15, 1997 in conformity with generally accepted accounting principles.

                                                    Ernst & Young LLP

Dallas, Texas
July 10, 1998

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,   SEPTEMBER 15,
                                                                    1996            1997
                                                               --------------  --------------
                                           ASSETS
Current assets:
  Cash and cash equivalents..................................   $  1,574,604    $  1,579,591
  Accounts receivable, net of allowance for doubtful accounts of $300,000 and $931,000 at December 31, 1996 and
    September 15, 1997, respectively.........................      7,174,157      11,296,186
  Receivable from related party..............................        --              631,912
  Prepaid and other current assets...........................        535,030         840,469
  Deferred income taxes......................................        192,965         977,441
                                                               --------------  --------------
Total current assets.........................................      9,476,756      15,325,599
Property and equipment, net..................................      4,897,091       2,397,035
Other assets.................................................        324,684         248,052
Intangible assets, net of amortization of $29,000 and $33,000 at December 31, 1996 and September 15, 1997,
  respectively...............................................         79,123          75,498
                                                               --------------  --------------
Total assets.................................................   $ 14,777,654    $ 18,046,184
                                                               --------------  --------------
                                                               --------------  --------------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................   $  1,677,503    $  3,637,852
  Current portion of long-term debt..........................        232,974         337,773
  Revolving line of credit...................................        817,001       2,398,001
  Accrued payroll and benefits...............................        951,117         698,652
  Deferred revenue...........................................        915,980       1,598,221
  Income tax payable.........................................        180,834       1,228,147
  Accrued expenses...........................................        866,221       1,079,005
                                                               --------------  --------------
Total current liabilities....................................      5,641,630      10,977,651
Long-term liabilities:
  Long-term debt, net of current portion.....................      2,594,540         418,530
  Other long-term liabilities................................          5,426         --
                                                               --------------  --------------
Total long-term liabilities..................................      2,599,966         418,530
Commitments and contingencies
Stockholders' equity:
  Common stock, Class A voting--$0.0005 par value:
    Authorized shares--1,000,000
    Issued and outstanding shares--200,000...................            100             100
  Common stock, Class B non-voting--$0.0005 par value:
    Authorized shares--1,000,000
    Issued shares--23,193 and 26,340 at December 31, 1996 and
      September 15, 1997, respectively.......................             12              13
  Additional paid-in capital.................................        485,781       1,333,000
  Treasury stock, at cost, 1,492 and 1,902 shares Class B at
    December 31, 1996 and September 15, 1997, respectively...        (49,036)        (87,146)
  Retained earnings..........................................      6,029,429       5,402,683
  Foreign currency translation adjustment....................         69,772           1,353
                                                               --------------  --------------
Total stockholders' equity...................................      6,536,058       6,650,003
                                                               --------------  --------------
Total liabilities and stockholders' equity...................   $ 14,777,654    $ 18,046,184
                                                               --------------  --------------
                                                               --------------  --------------

                            See accompanying notes.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               EIGHT AND
                                                                             ONE-HALF MONTH
                                                         DECEMBER 31          PERIOD ENDED
                                                   ------------------------  SEPTEMBER 15,
                                                      1995         1996           1997
                                                   -----------  -----------  --------------
Revenues:
  Software licenses..............................  $ 5,591,344  $ 7,001,880   $  3,037,993
  Services and maintenance.......................   16,627,131   22,054,630     22,116,983
  Resale software and equipment..................    5,024,871    5,133,473      7,948,169
                                                   -----------  -----------  --------------
Total revenues...................................   27,243,346   34,189,983     33,103,145

Costs and expenses:
  Cost of licenses, services and maintenance.....   14,398,584   17,926,481     17,039,193
  Cost of resale software and equipment..........    3,299,607    3,170,074      5,668,090
  Sales and marketing............................    2,131,074    2,662,638      2,972,020
  Research and development.......................    3,980,004    5,502,176      3,908,150
  General and administrative.....................    3,408,495    3,178,766      3,436,597
                                                   -----------  -----------  --------------
Total costs and expenses.........................   27,217,764   32,440,135     33,024,050
                                                   -----------  -----------  --------------
Operating income.................................       25,582    1,749,848         79,095

Other income (expense):
  Interest expense...............................     (218,450)    (279,086)      (238,695)
  Interest income................................       52,107       37,085         27,496
  Other..........................................       34,975      (59,454)        19,775
                                                   -----------  -----------  --------------
Total other income (expense).....................     (131,368)    (301,455)      (191,424)
                                                   -----------  -----------  --------------
Income (loss) before income taxes................     (105,786)   1,448,393       (112,329)
Provision (benefit) for income taxes.............      (95,525)     339,395        514,417
                                                   -----------  -----------  --------------
Net income (loss)................................  $   (10,261) $ 1,108,998   $   (626,746)
                                                   -----------  -----------  --------------
                                                   -----------  -----------  --------------

                            See accompanying notes.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK,           COMMON STOCK,                      TREASURY
                                                        CLASS A                 CLASS B           ADDITIONAL      STOCK
                                                 ----------------------  ----------------------    PAID-IN     -----------
                                                  SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL       SHARES
                                                 ---------  -----------  ---------  -----------  ------------  -----------
Balances, December 31, 1994....................    200,000   $     100      22,023   $      11   $    454,593         227
  Net loss.....................................     --          --          --          --            --           --
  Proceeds from sale of Class B Common Stock...     --          --           1,170           1         31,188      --
  Purchase of treasury stock...................     --          --          --          --            --              639
  Unrealized foreign currency translation
    loss.......................................     --          --          --          --            --           --
                                                 ---------       -----   ---------         ---   ------------  -----------
Balances, December 31, 1995....................    200,000         100      23,193          12        485,781         866
  Net income...................................     --          --          --          --            --           --
  Purchase of treasury stock...................     --          --          --          --            --              626
  Unrealized foreign currency translation
    gain.......................................     --          --          --          --            --           --
                                                 ---------       -----   ---------         ---   ------------  -----------
Balances, December 31, 1996....................    200,000         100      23,193          12        485,781       1,492
  Net loss.....................................     --          --          --          --            --           --
  Proceeds from sale of Class B Common Stock...     --          --           3,147           1         76,307      --
  Purchase of treasury stock...................     --          --          --          --            --              410
  Stock option compensation expense............     --          --          --          --            139,000      --
  Contribution of capital......................     --          --          --          --            631,912      --
  Unrealized foreign currency translation
    loss.......................................     --          --          --          --            --           --
                                                 ---------       -----   ---------         ---   ------------  -----------
Balances, September 15, 1997...................    200,000   $     100      26,340   $      13   $  1,333,000       1,902
                                                 ---------       -----   ---------         ---   ------------  -----------
                                                 ---------       -----   ---------         ---   ------------  -----------

                                                                             FOREIGN
                                                                            CURRENCY
                                                               RETAINED    TRANSLATION
                                                   AMOUNT      EARNINGS    ADJUSTMENT      TOTAL
                                                 ----------  ------------  -----------  ------------
Balances, December 31, 1994....................  $   (5,838) $  4,930,692   $ (17,170)  $  5,362,388
  Net loss.....................................      --           (10,261)     --            (10,261)
  Proceeds from sale of Class B Common Stock...      --           --           --             31,189
  Purchase of treasury stock...................     (23,145)      --           --            (23,145)
  Unrealized foreign currency translation
    loss.......................................      --           --          (14,830)       (14,830)
                                                 ----------  ------------  -----------  ------------
Balances, December 31, 1995....................     (28,983)    4,920,431     (32,000)     5,345,341
  Net income...................................      --         1,108,998      --          1,108,998
  Purchase of treasury stock...................     (20,053)      --           --            (20,053)
  Unrealized foreign currency translation
    gain.......................................      --           --          101,772        101,772
                                                 ----------  ------------  -----------  ------------
Balances, December 31, 1996....................     (49,036)    6,029,429      69,772      6,536,058
  Net loss.....................................      --          (626,746)     --           (626,746)
  Proceeds from sale of Class B Common Stock...      --           --           --             76,308
  Purchase of treasury stock...................     (38,110)      --           --            (38,110)
  Stock option compensation expense............      --           --           --            139,000
  Contribution of capital......................      --           --           --            631,912
  Unrealized foreign currency translation
    loss.......................................      --           --          (68,419)       (68,419)
                                                 ----------  ------------  -----------  ------------
Balances, September 15, 1997...................  $  (87,146) $  5,402,683   $   1,353   $  6,650,003
                                                 ----------  ------------  -----------  ------------
                                                 ----------  ------------  -----------  ------------

                            See accompanying notes.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 EIGHT AND
                                                                               ONE-HALF MONTH
                                                          DECEMBER 31           PERIOD ENDED
                                                    ------------------------   SEPTEMBER 15,
                                                       1995         1996            1997
                                                    -----------  -----------  ----------------
Operating Activities
Net (loss) income.................................  $   (10,261) $ 1,108,998    $   (626,746)
Adjustments to reconcile net (loss) income to net
  cash provided by (used in) operating activities:
  Depreciation and amortization...................    1,193,982    1,292,608         834,450
  Provision for losses on receivables.............       95,000      200,000         630,604
  Gain on sale of equipment.......................      --           --             (145,887)
  Stock option compensation expense...............      --           --              139,000
  Deferred income taxes...........................      (96,516)     (52,816)       (784,476)
  Changes in operating assets and liabilities:
    Accounts receivable...........................      172,181   (1,426,510)     (4,752,633)
    Receivables from related parties..............      --           --             (631,912)
    Prepaids and other assets.....................      (80,169)    (293,949)       (293,250)
    Accounts payable..............................      303,622       52,360       1,960,349
    Accrued profit sharing and bonus..............       51,083      734,396        (252,465)
    Deferred revenue..............................     (429,762)     (53,794)        682,241
    Income tax payable............................     (230,095)    (136,502)      1,047,313
    Accrued expenses..............................      131,144     (142,922)        212,784
    Other.........................................      (90,353)      84,938         (54,032)
                                                    -----------  -----------  ----------------
Net cash provided by (used in) operating
  activities......................................    1,009,856    1,366,807      (2,034,660)
Investing Activities
Purchases of property and equipment...............   (1,993,412)    (810,228)     (1,054,327)
Proceeds from asset deposits......................      --           --              523,505
Increase in surrender value of life insurance.....      (10,617)     (10,277)        --
                                                    -----------  -----------  ----------------
Net cash used in investing activities.............   (2,004,029)    (820,505)       (530,822)
Financing Activities
Borrowings (payments) on revolving line of
  credit..........................................      141,001      (24,000)      1,581,000
Proceeds from refinancing of building and land....      --         1,119,845         --
Contribution of capital...........................      --           --              631,912
Borrowings (payments) on long-term debt...........      131,771     (228,309)        324,785
Purchase of treasury stock........................      (23,145)     (20,053)        (38,110)
Proceeds from stock sale..........................       31,189      --               76,308
Refund of security deposits.......................      (13,572)      (1,735)         (5,426)
                                                    -----------  -----------  ----------------
Net cash provided by financing activities.........      267,244      845,748       2,570,469
                                                    -----------  -----------  ----------------
Net increase (decrease) in cash and cash
  equivalents.....................................     (726,929)   1,392,050           4,987
Cash and cash equivalents at beginning of year....      909,483      182,554       1,574,604
                                                    -----------  -----------  ----------------
Cash and cash equivalents at end of year..........  $   182,554  $ 1,574,604    $  1,579,591
                                                    -----------  -----------  ----------------
                                                    -----------  -----------  ----------------
Supplemental Cash Flows Information
Cash paid for interest............................  $   218,550  $   284,323    $    221,527
                                                    -----------  -----------  ----------------
                                                    -----------  -----------  ----------------
Cash paid for income taxes........................  $   190,000  $   305,000    $    215,000
                                                    -----------  -----------  ----------------
                                                    -----------  -----------  ----------------

                            See accompanying notes.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 15, 1997

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Dallas Systems Corporation and Subsidiary (the Company) is a global leader in providing high quality integrated software products and consulting services in partnership with its customers, addressing all phases of the logistics process from manufacturing to consumer. The Company has been providing software products and services to the logistics market since its incorporation in 1980 and presently operates from its headquarters located in Dallas, Texas, a sales office serving Asia Pacific from Melbourne, Australia, and through its European Subsidiary, Dallas Systems Plc, located in Bracknell, U.K.

    The consolidated financial statements of the Company include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated.

    On July 31, 1997, the Company entered into a definitive agreement with Neptune Systems, Inc. (Neptune) and an investment group to form EXE Technologies, Inc. (EXE). EXE was formed as a result of a simultaneous transaction (the Merger Transaction) in which the stockholders of Neptune and the Company effectively exchanged their stock in the predecessor companies for stock in EXE. The merger, which was completed September 15, 1997, was accounted for pursuant to the purchase method of accounting as a reverse acquisition with Neptune acquiring the Company. The consolidated financial statements of the Company as of and for the eight and one-half month period ended September 15, 1997 do not reflect the Merger Transaction since the Company was the acquired entity.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair market value.

REVENUE RECOGNITION

    The Company's revenues consist of software license revenues, consulting service revenues, maintenance revenues and revenues from the resale of software and equipment. The Company recognizes revenue from software licenses upon the delivery and acceptance of the software product to a customer, the receipt of a signed license agreement, and after any customer cancellation right has expired, provided no significant vendor obligations remain outstanding and collection is probable. Revenue from consulting services is recognized as the services are provided. Maintenance revenue is recognized on a straight-line basis over the period of the obligation. Revenue from the resale of software and equipment is recognized as equipment shipped to the customer.

    The Company generally warrants that its products will function substantially in accordance with the documentation provided to customers for periods ranging from six to twelve months. As of September 15, 1997, the Company has not incurred any expenses related to warranty claims.

ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk, principally consist of temporary cash investments and accounts receivable, including receivables from license contracts. The Company places temporary cash investments with financial institutions and limits its exposure with any one financial institution. At December 31, 1996 and September 15, 1997, one

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) customer represented approximately 11% and 12%, respectively, of the total receivable balance. The Company's billings are due upon receipt, with collections generally occurring within 30 to 60 days, and the Company does not require collateral on accounts. A large portion of the Company's customer base is composed of Fortune 1000 companies or foreign equivalents, which mitigates credit risk.

PROPERTY AND EQUIPMENT

    Provisions are made for depreciation of property and equipment over the estimated lives of the assets using an accelerated method. The estimated useful lives of the assets range from 3 to 7 years. Depreciation expense for the years ended December 31, 1995 and 1996, and the eight and one-half month period ended September 15, 1997 was $1,188,544, $1,284,519, and $780,769, respectively.

SOFTWARE DEVELOPMENT COSTS

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided.

    As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has not capitalized any software development costs.

STOCK-BASED COMPENSATION PLANS

    The Company accounts for its stock-based compensation plan utilizing the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," because, as discussed in Note 9, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. However, SFAS No. 123 requires disclosure of pro forma information regarding net income based on fair value accounting for stock-based compensation plans.

FOREIGN CURRENCY TRANSLATION

    Foreign currency financial statements of foreign operations, where the local currency is the functional currency, are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations.

    The Company's European subsidiary had total assets, total net revenues, and total net income (loss) of approximately $2,824,000, $5,562,000, and $(51,000) for the year ended December 31, 1995, respectively, approximately $2,986,000, $5,596,000, and $29,000 for the year ended December 31, 1996, respectively, and approximately $3,116,000, $4,427,000, and $(552,000) for the eight and one-half month period ended September 15, 1997, respectively.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

    Property and equipment, stated at cost, consists of the following:

                                               DECEMBER 31,   SEPTEMBER 15,
                                                   1996            1997
                                              --------------  --------------
Building and land...........................   $  2,039,968    $    --
Computer equipment..........................      5,080,751       5,703,128
Furniture and equipment.....................      1,940,841       1,721,012
Leasehold improvements......................        579,407         --
Townhouses..................................        563,179         158,179
Other.......................................        238,665         321,750
                                              --------------  --------------
                                                 10,442,811       7,904,069
Accumulated depreciation....................     (5,545,720)     (5,507,034)
                                              --------------  --------------
                                               $  4,897,091    $  2,397,035
                                              --------------  --------------
                                              --------------  --------------

    During the eight and one-half month period ended September 15, 1997, the Company sold a townhouse for $478,517 and recognized a gain of $138,561, which has been included in other income on the statement of operations.

4. DEBT OBLIGATIONS

    The Company's revolving line of credit (the Revolver) is secured by accounts receivable and equipment. Interest, which is paid monthly, is charged at the bank's prime rate plus 1/2%. The Revolver agreement is dated March 21, 1997, and expires March 21, 2000. Under the agreement, the Company receives funds as needed for operations and is limited to a defined advance rate on the underlying collateral up to a maximum of $2,500,000. The Revolver requires compliance with certain financial covenants for minimum current ratio, net worth, and debt and interest coverage ratios which are defined by the agreement. As of December 31, 1996 and September 15, 1997, the balances outstanding on the revolving line of credit were $817,001 and $2,398,001, respectively.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

4. DEBT OBLIGATIONS (CONTINUED)
    The Company's long-term debt consists of the following:

                                                               DECEMBER 31,   SEPTEMBER 15,
                                                                   1996            1997
                                                              --------------  --------------
Note payable to a bank, original amount of $750,000 with
  $20,833 due monthly with interest at 1/2% above the bank
  prime rate. Payment in full due by April 2005 and
  collateral includes equipment and townhouses..............   $    --          $  645,835

$2,700,000 mortgage note to a financial institution, payable
  $25,414 monthly beginning May 1, 1996 to March 1, 2011.
  Remaining principal and interest due in full April 1,
  2011. Interest at 7.75% and collateral includes building
  and improvements, leases, and deposits....................      2,626,325         --

Note payable to a bank. Original amount of $215,000 with
  $5,972 due monthly with interest at 1/4% above the bank
  prime rate. Payment in full due by April 1998 and
  collateral includes communications equipment..............         95,560         47,784

Note payable to a bank. Original amount of $94,500 with
  $2,625 due monthly with interest at 1/2% above the bank
  prime rate. Payment in full due by October 1998 and
  collateral includes computer equipment....................         55,127         34,127

Note payable to a bank. Original amount of $300,000 with
  $8,333 due monthly with interest at 1/2% above the bank
  prime rate. Payment in full due by February 1997 and
  collateral includes computer equipment....................         16,667         --

Note payable to a financial institution with monthly
  payments of $877 which includes interest at 8.25%. Final
  payment due by September 2000, collateralized by an
  automobile................................................         33,835         28,557
                                                              --------------  --------------

                                                                  2,827,514        756,303

Less current maturities.....................................        232,974        337,773
                                                              --------------  --------------

                                                               $  2,594,540     $  418,530
                                                              --------------  --------------
                                                              --------------  --------------

    Maturities of long-term debt are as follows:

Remainder of 1997................................................  $ 106,075
1998.............................................................    493,529
1999.............................................................    155,828
2000.............................................................        871
                                                                   ---------
                                                                   $ 756,303
                                                                   ---------
                                                                   ---------

    The bank's prime rate at September 15, 1997, was 8.25%.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

5. INCOME TAXES

    The Company accounts for income taxes using the liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    Components of the provision (benefit) for income taxes were as follows:

                                                                               EIGHT AND
                                                            YEAR ENDED       ONE-HALF MONTH
                                                           DECEMBER 31        PERIOD ENDED
                                                       --------------------  SEPTEMBER 15,
                                                         1995       1996          1997
                                                       ---------  ---------  --------------
Current provision:
  Federal............................................  $  48,109  $ 381,004    $1,101,826
  State..............................................      3,012     32,717         9,846
Deferred tax benefit:
  Federal............................................   (138,715)   (41,232)     (677,085)
  State..............................................     (5,063)   (25,138)      (93,837)
Foreign tax expense..................................     (2,868)    (7,956)      173,667
                                                       ---------  ---------  --------------
Total income tax provision (benefit).................  $ (95,525) $ 339,395    $  514,417
                                                       ---------  ---------  --------------
                                                       ---------  ---------  --------------

    The provision (benefit) for income taxes is reconciled with the federal statutory rate as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31        PERIOD ENDED
                                                         --------------------  SEPTEMBER 15,
                                                           1995       1996          1997
                                                         ---------  ---------  --------------
Provision computed at federal statutory rate...........  $ (34,943) $ 496,341    $  (49,754)
Research and development tax credits...................    (62,000)  (166,000)      (56,000)
State income taxes, net of federal tax effect..........      1,354      5,002       (34,561)
Disposition of building................................                --           631,912
Capitalized merger costs...............................                --            54,701
Other..................................................         64      4,052       (31,881)
                                                         ---------  ---------  --------------
                                                         $ (95,525) $ 339,395    $  514,417
                                                         ---------  ---------  --------------
                                                         ---------  ---------  --------------

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

5. INCOME TAXES (CONTINUED)
    The significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               DECEMBER 31,   SEPTEMBER 15,
                                                                   1996            1997
                                                              --------------  --------------
Deferred tax liabilities:
  Depreciation..............................................    $  (13,554)     $   --
                                                              --------------  --------------
Total deferred tax liabilities..............................       (13,554)         --
Deferred tax assets:
  Bad debt reserves.........................................       110,910         502,646
  Accrued vacation..........................................        86,367         124,083
  Accrued bonus and profit sharing..........................        --             260,136
  Other, net................................................         9,242          90,576
                                                              --------------  --------------
Deferred income tax assets..................................       206,519         977,441
                                                              --------------  --------------
Deferred income tax assets, net of deferred income tax
  liabilities...............................................    $  192,965      $  977,441
                                                              --------------  --------------
                                                              --------------  --------------

6. LEASE COMMITMENTS

    The Company leases certain facilities and property and equipment for use in operations. The minimum rental commitments under operating leases with terms exceeding one year are as follows:

Remainder of 1997..............................................  $  421,450
1998...........................................................   1,598,824
1999...........................................................   1,488,236
2000...........................................................   1,434,040
2001...........................................................   1,284,347
2002...........................................................     816,825
Thereafter.....................................................     307,838
                                                                 ----------
                                                                 $7,351,560
                                                                 ----------
                                                                 ----------

    Total rental expense for the years ended December 31, 1995 and 1996, and the eight and one-half month period ended September 15, 1997 was approximately $353,000, $382,000, and $483,000, respectively.

7. RELATED PARTY TRANSACTION

    In August 1997, the Company formed a wholly owned subsidiary, LAB Holdings, Inc. (LAB), for the purpose of disposing of the Company's ownership of a building and certain other property and equipment (the LAB Assets) and related liabilities. An agreement was entered between the Company and LAB in advance of the Merger Transaction whereby the LAB Assets were transferred in a tax free exchange to LAB along with the associated mortgage payable. The net book value of the LAB Assets and the associated mortgage payable on the date of transfer was $2.4 million. Subsequent to the transfer to LAB, the stock of LAB was distributed to the principal stockholder of the Company, which resulted in the recognition of a $1.8 million gain for tax purposes and an associated $632,000 tax liability to the

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

7. RELATED PARTY TRANSACTION (CONTINUED)
Company. No gain or loss was recognized on the transaction for financial reporting purposes. This tax liability was assumed by the principal stockholder in connection with the Merger Transaction. As such, the Company has recognized a $632,000 receivable from the principal stockholder for the tax liability, and an associated capital contribution.

    The Company subsequently signed a lease with LAB to rent the LAB Assets for a period of five years at a rate of approximately $85,000 per month. The total rent expense paid to the related party for the period from the date of the disposition of the building to September 15, 1997, was approximately $85,000.

    Additionally, the Company has long-term notes receivable from employees and stockholders which bear interest ranging from 7.5% to 8.5% and have a remaining balance of approximately $50,000.

8. EMPLOYEES' STOCK PURCHASE PLAN

    In connection with its Class B non-voting stock, the Company has initiated the Employees' Stock Purchase Plan (the Plan) in the United States. Under terms of the Plan, employees with more than two years of service may designate from 15% to 50% (depending upon length of service) of any bonus toward purchase of this stock. The price of the stock is in inverse proportion to years of service and varies as a percent of market valuation, as determined as of each December
31. Employees purchased 1,170 shares during the year ended December 31, 1995. No shares were purchased by employees during the year ended December 31, 1996. Employees purchased 3,147 shares during the eight and one-half month period ended September 15, 1997. The Company is required to buy back shares upon termination, death, or request of employees at the fair market value, or cost, depending on the length of time the shares were owned. During the years ended December 31, 1995 and 1996, and the eight and one-half month period ended September 15, 1997, the Company purchased 639, 626, and 410 shares at a cost of $23,145, $20,053, and $38,110, respectively.

9. STOCK OPTIONS

    In July 1997, the Company adopted a non-qualified stock option plan (the
Plan) to permit certain key employees to purchase Class B common stock of the Company. Under the Plan, an aggregate of 5,286 shares of Class B common stock are authorized for issuance, all of which were granted during 1997 at an exercise price of $38.97. The options vested immediately upon grant. In connection with the grant, $139,000 of compensation expense was recognized in the consolidated financial statements. No exercises, cancellations, or expirations occurred during the eight and one-half month period ended September 15, 1997. The Company has reserved 5,286 shares of the Class B common stock for potential distribution under the Plan.

    The weighted average fair value of options granted during 1997 using a Minimum Value option pricing model was $32.87 per option; resulting in a pro forma net expense to the Company of approximately $115,000 if the Company had accounted for its stock options granted in 1997 under the fair value method set forth in SFAS No. 123.

    At September 15, 1997, 5,286 shares are exercisable at the weighted average price of $38.97 and the remaining estimated contractual life is 9.8 years.

                   DALLAS SYSTEMS CORPORATION AND SUBSIDIARY

10. EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution plan. The plan covers all employees located in the United States who have completed six months of service, worked a minimum of 1,000 hours, and attained the age of twenty-one. The Company made contributions to this plan at a rate of 2% of eligible earnings until January 1, 1997, at which time contributions to the plan were made at a rate of 5% of eligible earnings. Additionally, discretionary contributions may also be made. The Company has expensed for the years ended December 31, 1995 and 1996, and the eight and one-half month period ended September 15, 1997, approximately $400,000, $516,000, and $369,000, respectively, for the defined contribution plan.

    Additionally, the Company's expenses for the years ended December 31, 1995 and 1996, and the eight and one-half month period ended September 15, 1997, include a discretionary bonus of approximately $-0-, $575,000, and $425,000, respectively, for its employees based upon a plan which rewards employees for achievement of corporate and individual objectives.

11. COMMON STOCK

    At December 31, 1995 and 1996, and September 15, 1997, the Company has two classes of common stock issued and outstanding, Class A voting shares and Class B non-voting shares. Class B shares are issued in connection with the Plan and are convertible one-for-one into Class A shares upon certain conditions as defined by the Plan. All Class B shares are restricted from disposition or transfer.

12. CONTINGENCIES

    The Company is involved in various legal actions and claims which arise in the normal course of business. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., BancAmerica Robertson Stephens, BT Alex. Brown Incorporated and Piper Jaffray Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                              NUMBER OF
                                                                                              SHARES OF
                                                                                               COMMON
                                        UNDERWRITER                                             STOCK
-------------------------------------------------------------------------------------------  -----------
Goldman, Sachs & Co........................................................................
BancAmerica Robertson Stephens.............................................................
BT Alex. Brown Incorporated................................................................
Piper Jaffray Inc..........................................................................

                                                                                             -----------
        Total..............................................................................    6,160,000
                                                                                             -----------
                                                                                             -----------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $      per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $      per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 540,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings will be identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, BancAmerica Robertson Stephens, BT Alex. Brown Incorporated and Piper Jaffray Inc.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any
corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as part of the distribution of the shares offered as part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 924,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 6,160,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 231,000 additional shares of Common Stock.

    The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

    Prior to the offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    In connection with the offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Stockholders in the offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offerings for their account may be reclaimed by the syndicate if such shares of Common

Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States. Application will be made to list the Common Stock on the Nasdaq National Market. The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company...............................................................   19
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
The Company Selected Consolidated Financial Data..........................   22
The Company Management's Discussion and Analysis of Financial Condition
  and Results of Operations...............................................   24
Dallas Systems Corporation Selected Consolidated Financial Data...........   36
Dallas Systems Corporation Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................   37
Selected Unaudited Pro Forma Financial Information........................   41
Unaudited Pro Forma Condensed Consolidated Statement of Operations........   42
Business..................................................................   44
Management................................................................   54
Certain Transactions......................................................   61
Principal and Selling Stockholders........................................   62
Description of Capital Stock..............................................   64
Shares Eligible for Future Sale...........................................   66
Legal Matters.............................................................   69
Experts...................................................................   69
Additional Information....................................................   69
Index to Financial Statements.............................................  F-1
Underwriting..............................................................  U-1

    THROUGH AND INCLUDING             , 1998 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                7,700,000 SHARES

                             EXE TECHNOLOGIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              GOLDMAN, SACHS & CO.
                         BANCAMERICA ROBERTSON STEPHENS
                                 BT ALEX. BROWN
                               PIPER JAFFRAY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee..............  $  36,572
NASD and Blue Sky fees and expenses..............................     12,897
Nasdaq National Market listing fee...............................     95,000
Accountants' fees and expenses...................................    350,000
Legal fees and expenses..........................................    250,000
Transfer Agent's fees and expenses...............................     25,000
Printing and engraving expenses..................................    175,000
Miscellaneous....................................................      5,531
                                                                   ---------
Total Expenses...................................................  $ 950,000
                                                                   ---------
                                                                   ---------

------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Section 9 of the Company's Certificate of Incorporation and Article 8 of the Company's By-Laws provides that the Company, to the full extent permitted by Section 145 of the DGCL, shall indemnify all past and present directors or officers of the Company and may indemnify all past or present employees or other agents of the Company. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Company's Certificate of Incorporation and By-Laws, or in defense of any claim, issue or matter therein, he or she shall be indemnified by the Company against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by the Company in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

    As permitted by Section 102(b)(7) of the DGCL, Section 8 of the Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends on or redemption of the Company's capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company intends to obtain a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Company has sold the securities set forth below which were not registered under the Securities Act:

        1. In March 1997, the Company sold an aggregate of 1,319,444 shares of Common Stock to certain non-U.S. investors in a private placement exempt from registration pursuant to Regulation S of the Securities Act, for an aggregate offering price of $3,600,000.

        2. On September 15, 1997, the Company issued an aggregate of 15,354,329 shares of Common Stock to the former stockholders of Neptune and Dallas Systems for an aggregate offering price of $30.2 million. Simultaneously, the Company sold an aggregate of 11,337,562 shares of Preferred Stock to GAP 41 and GAPCO, entities affiliated with GAP LLC, for an aggregate offering price of $25 million.

        3. In December 1997, the Company sold an aggregate of 45,735 shares of Common Stock to a consultant of the Company for a purchase price of $100,000.

        4. In June and July 1998, the Company sold an aggregate of 371,666 shares of Common Stock to certain employees and consultants of the Company for an aggregate purchase price of $1,114,998 pursuant to certain commitments therewith, that were subsequently approved by the Company's Board on April 6, 1998.

        5. In July 1998, the Company sold 1,600,000 shares of Preferred Stock to several accredited investors for an aggregate offering price of $8,000,000.

        6. In July 1998, the Company sold an aggregate of 90,000 shares of Common Stock to an employee and to two accredited investors of the Company for an aggregate purchase price of $450,000.

        7. In November 1997 and February and June 1998, the Company issued an aggregate of 2,875 shares of Class B Common Stock to four of its employees upon exercise of stock options at a weighted average per share exercise price of $0.75. These employees exercised the options in connection with the termination of their employment with the Company.

    The Company believes that the transaction described in paragraph 1 above was exempt from registration under the Securities Act because the subject securities were issued outside the United States in compliance with Regulation S under the Securities Act. The issuances of the securities described in paragraphs 2, 3, 4, 5 and 6 were deemed to be exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or to have had a pre-existing business or personal relationship with the Company or its management and to have been purchasing for investment without a view to further distribution. The Company believes that the transactions described in paragraph 7 were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were issued pursuant to a compensatory benefit plan pursuant to Rule 701 under the Securities Act. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS

  EXHIBIT
  NUMBER                                       DESCRIPTION
-----------  --------------------------------------------------------------------------------
       1.1   Form of U.S. Underwriting Agreement.
       1.2   Form of International Underwriting Agreement.
      3.1a   Certificate of Incorporation of the Registrant, as amended.
     3.1b*   Form of Amended and Restated Certificate of Incorporation of the Registrant.
      3.2a   Bylaws of the Registrant.
     3.2b*   Form of Amended and Restated Bylaws of the Registrant.
      4.1*   Specimen Stock Certificate.
      5.1*   Opinion of Pepper Hamilton LLP, counsel to the Registrant, as to the legality of the shares being registered.
      10.1   EXE Technologies, Inc. 1997 Incentive and Non-Qualified Stock Option Plan.
     10.2*   EXE Technologies, Inc. Stock Option Plan for Non-Employee Directors.
      10.3   Employment Agreement dated November 18, 1996 between Neptune Systems, Inc. and
             David E. Alcala, as amended as of September 11, 1997 and April 1, 1998.
      10.4   Employment Agreement dated July 11, 1996 between Triton SystemHouse Pte. Ltd.
             and Mark R. Weaser, as amended as of March 5, 1997 and September 12, 1997.
      10.5   Employment Agreement dated November 17, 1997 between the Company and C. Donald
             Scales.
      10.6   Employment Agreement dated as of February 16, 1998 between the Company and
             Thomas Cooper.
      10.7   Employment Agreement dated March 16, 1998 between the Company and George Van
             Ness.
      10.8   Employment Agreement dated as of March 16, 1998 between the Company and Kenichi
             Tsumura.
      10.9   Revolving Line of Credit Note dated December 1, 1997 between the Company and
             Wells Fargo Bank (Texas), National Association.
     10.10   Credit Agreement dated December 1, 1997 between the Company and Wells Fargo Bank
             (Texas), National Association.
     10.11   Office Lease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.12   Office Lease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.13   Sublease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.14   Office Lease dated April 3, 1995 between Neptune Systems, Inc. and Baldwin
             Towers Associates, as amended on July 6, 1995, June 17, 1996, June 26, 1996,
             October 29, 1996, and March 23, 1997.
     10.15   Lease Agreement dated August 15, 1997 between Dallas Systems Corporation and LAB
             Holdings, Inc., as amended by letter dated February 10, 1998 and by letter dated
             July 21, 1998 (to be filed).
     10.16   Office Building Lease dated July 26, 1994 between Neptune Systems, Inc. and MIP
             Properties, Inc.
     10.17   Amended and Restated Registration Rights Agreement dated as of July 10, 1998 among the Company, General Atlantic Partners 41, L.P., GAP Coinvestment
             Partners, L.P., MSD Capital L.P., Triple Marlin Investments LLC, Rothko
             Investments LLC and the stockholders named therein.
    10.18*   Value-Added Reseller (VAR) License and Services Agreement dated September 30,
             1997 between the Company and Forte Software, Inc.
    10.19*   Technology License Agreement dated April 15, 1998 between the Company and Endura
             Software Corporation.

  EXHIBIT
  NUMBER                                       DESCRIPTION
-----------  --------------------------------------------------------------------------------
    10.20*   Employment Agreement dated as of March 1, 1998 between the Company and Richard
             Morgan-Evans.
    10.21*   Employment Agreement dated as of July 13, 1998 between the Company and
             Christopher F. Wright.
      16.1   Letter dated July 20, 1998, from PricewaterhouseCoopers LLP regarding change in
             Certifying Accountant.
      21.1   List of Subsidiaries.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of PricewaterhouseCoopers LLP.
     23.3*   Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
      24.1   Powers of Attorney (included on signature page).
      27.1   Financial Data Schedule.

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 21st day of July, 1998.

                                EXE TECHNOLOGIES, INC.

                                By:               /s/ RAYMOND HOOD
                                     -----------------------------------------
                                                    Raymond Hood
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Raymond Hood and Adam Belsky, and each or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and other registration statements and amendments thereto relating to the Offering contemplated by this Registration Statement (including registration statements under Rule 462 promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the securities act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

        /s/ LYLE BAACK
------------------------------  Chairman of The Board          July 22, 1998
          Lyle Baack
                                President, Chief Executive
       /s/ RAYMOND HOOD           Officer and Director
------------------------------    (Principal Executive         July 22, 1998
         Raymond Hood             Officer)
                                Chief Financial Officer,
       /s/ ADAM BELSKY            Treasurer and Director
------------------------------    (Principal Financial and     July 22, 1998
         Adam Belsky              Accounting Officer)
      /s/ STEVEN DENNING
------------------------------  Director                       July 22, 1998
        Steven Denning

     /s/ J. MICHAEL CLINE
------------------------------  Director                       July 22, 1998
       J. Michael Cline

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------
       1.1   Form of U.S. Underwriting Agreement.
       1.2   Form of International Underwriting Agreement.
      3.1a   Certificate of Incorporation of the Registrant, as amended.
     3.1b*   Form of Amended and Restated Certificate of Incorporation of the Registrant.
      3.2a   Bylaws of the Registrant.
     3.2b*   Form of Amended and Restated Bylaws of the Registrant.
      4.1*   Specimen Stock Certificate.
      5.1*   Opinion of Pepper Hamilton LLP, counsel to the Registrant, as to the legality of the shares being registered.
      10.1   EXE Technologies, Inc. 1997 Incentive and Non-Qualified Stock Option Plan.
     10.2*   EXE Technologies, Inc. Stock Option Plan for Non-Employee Directors.
      10.3   Employment Agreement dated November 18, 1996 between Neptune Systems, Inc. and David E. Alcala, as amended as of September 11, 1997 and April 1, 1998.
      10.4   Employment Agreement dated July 11, 1996 between Triton SystemHouse Pte. Ltd. and Mark R. Weaser, as amended as of March 5, 1997 and September 12, 1997.
      10.5   Employment Agreement dated November 17, 1997 between the Company and C. Donald Scales.
      10.6   Employment Agreement dated as of February 16, 1998 between the Company and Thomas Cooper.
      10.7   Employment Agreement dated March 16, 1998 between the Company and George Van Ness.
      10.8   Employment Agreement dated as of March 16, 1998 between the Company and Kenichi Tsumura.
      10.9   Revolving Line of Credit Note dated December 1, 1997 between the Company and Wells Fargo Bank (Texas),
             National Association.
     10.10   Credit Agreement dated December 1, 1997 between the Company and Wells Fargo Bank (Texas), National
             Association.
     10.11   Office Lease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.12   Office Lease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.13   Sublease dated May 21, 1998 between the Company and BLI-8787, Ltd.
     10.14   Office Lease dated April 3, 1995 between Neptune Systems, Inc. and Baldwin Towers Associates, as
             amended on July 6, 1995, June 17, 1996, June 26, 1996, October 29, 1996, and March 23, 1997.
     10.15   Lease Agreement dated August 15, 1997 between Dallas Systems Corporation and LAB Holdings, Inc., as
             amended by letter dated February 10, 1998 and by letter dated July 21, 1998 (to be filed).
     10.16   Office Building Lease dated July 26, 1994 between Neptune Systems, Inc. and MIP Properties, Inc.
     10.17   Amended and Restated Registration Rights Agreement dated as of July 10, 1998 among the Company, General
             Atlantic Partners 41, L.P., GAP Coinvestment Partners, L.P., MSD Capital L.P., Triple Marlin
             Investments LLC, Rothko Investments LLC and the stockholders named therein.
    10.18*   Value-Added Reseller (VAR) License and Services Agreement dated September 30, 1997 between the Company and Forte Software, Inc.
    10.19*   Technology License Agreement dated April 15, 1998 between the Company and Endura Software Corporation.
    10.20*   Employment Agreement dated as of March 1, 1998 between the Company and Richard Morgan-Evans.
    10.21*   Employment Agreement dated as of July 13, 1998 between the Company and Christopher F. Wright.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------
      16.1   Letter dated July 20, 1998, from PricewaterhouseCoopers LLP regarding change in Certifying Accountant.
      21.1   List of Subsidiaries.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of PricewaterhouseCoopers LLP.
     23.3*   Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
      24.1   Powers of Attorney (included on signature page).
      27.1   Financial Data Schedule.

------------------------

*   To be filed by amendment.